SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2012

Commission File Number: 001—12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid—Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended June 30, 2012 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“dollars”, “US$” or “$”, we mean United States dollars;

•	“pounds” or “£”, we mean United Kingdom pounds; and

•	“one billion”, we mean 1,000 million.

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios upon origination unless otherwise noted. Additionally, if a debt is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “impaired balances” or “non-performing balances”, we mean impaired or non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”).

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the euro zone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) of our consolidated financial statements for the year ended December 31, 2011 in our 2011 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2011 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•

general economic or industry conditions in Spain, the UK, the US, other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	a default on, or a ratings downgrade of, the sovereign debt of Spain, and the other countries where we operate;

•	a worsening of the economic environment in the UK, other European countries, Brazil, other Latin American countries, and the US, and an increase of the volatility in the capital markets;

•	a further deterioration of the Spanish economy;

•	a further widening of Spain’s “risk premium”, or the spread between the yields on Spanish government securities and comparable German government securities;

•	the effects of a continued decline in real estate prices, particularly in Spain, the UK and the US;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•	changes in demographics, consumer spending, investment or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;

•	changes in Spanish, UK, EU, Latin American, US or other jurisdictions’ laws, regulations or taxes; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•

our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.

Under IFRS-IASB, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect the “Consolidated profit for the period”.

Subject to the modifications described in the preceding paragraph, the financial information set forth below for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 has been selected from our annual financial statements which can be found in our previously-filed annual reports on Form 20-F.

Our interim unaudited consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2012 and 2011. Our results for the six months ended June 30, 2012 are not necessarily indicative of what our results will be for the full year or any other period.

	Year ended December 31,					Six months ended June 30,
	2011	2010	2009	2008	2007	2012	2011
	(in millions of euros, except percentages and per share data)
Interest and similar income	60,856	52,907	53,173	55,044	45,512	30,527	29,457
Interest expense and similar charges	(30,035)	(23,683)	(26,874)	(37,506)	(31,069)	(15,028)	(14,305)
Interest income / (charges)	30,821	29,224	26,299	17,538	14,443	15,499	15,152
Income from equity instruments	394	362	436	553	420	277	234
Income from companies accounted for by the equity method	57	17	(1)	792	438	256	10
Fee and commission income	12,749	11,681	10,726	9,741	9,290	6,390	6,373
Fee and commission expense	(2,277)	(1,946)	(1,646)	(1,475)	(1,422)	(1,200)	(1,050)
Gains/losses on financial assets and liabilities (net)	2,838	2,164	3,802	2,892	2,306	1,684	805
Exchange differences (net)	(522)	441	444	582	649	(200)	574
Other operating income	8,050	8,195	7,929	9,436	6,740	3,184	5,088
Other operating expenses	(8,032)	(8,089)	(7,785)	(9,163)	(6,449)	(3,335)	(5,049)
Total income	44,078	42,049	40,204	30,896	26,415	22,555	22,137
Administrative expenses	(17,781)	(16,255)	(14,825)	(11,666)	(10,777)	(9,001)	(8,693)
Personnel expenses	(10,326)	(9,329)	(8,451)	(6,813)	(6,435)	(5,229)	(5,071)
Other general administrative expenses	(7,455)	(6,926)	(6,374)	(4,853)	(4,342)	(3,772)	(3,622)
Depreciation and amortization	(2,109)	(1,940)	(1,596)	(1,240)	(1,247)	(1,040)	(1,037)
Provisions (net)	(2,601)	(1,133)	(1,792)	(1,641)	(896)	(935)	(1,610)
Impairment losses on financial assets (net)	(11,868)	(10,443)	(11,578)	(6,283)	(3,430)	(9,037)	(4,877)
Impairment losses on other assets (net)	(1,517)	(286)	(165)	(1,049)	(1,548)	(124)	(94)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	1,846	350	1,565	101	1,810	653	13
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(2,109)	(290)	(1,225)	1,731	643	(393)	(333)
Operating profit/(loss) before tax	7,939	12,052	10,588	10,849	10,970	2,678	5,506
Income tax	(1,776)	(2,923)	(1,207)	(1,836)	(2,322)	(533)	(1,524)
Profit from continuing operations	6,163	9,129	9,381	9,013	8,648	2,145	3,982
Profit / (loss) from discontinued operations (net)	(24)	(27)	31	319	988	(3)	(6)
Consolidated profit for the period	6,139	9,102	9,412	9,332	9,636	2,142	3,976
Profit attributable to the Parent	5,351	8,181	8,942	8,876	9,060	1,704	3,501
Profit attributable to non-controlling interests	788	921	470	456	576	438	475

Per share information:
Average number of shares (thousands) (1)	8,892,033	8,686,522	8,554,224	7,271,470	6,801,899	9,535,022	8,860,849
Basic earnings per share (in euros)	0.60	0.94	1.05	1.22	1.33	0.18	0.40
Basic earnings per share continuing operation (in euros)	0.60	0.94	1.04	1.18	1.20	0.18	0.40
Diluted earnings per share (in euros)	0.60	0.94	1.04	1.21	1.32	0.18	0.39
Diluted earnings per share continuing operation (in euros)	0.60	0.94	1.04	1.17	1.19	0.18	0.39
Remuneration paid (in euros) (2)	0.60	0.60	0.60	0.63	0.61	0.00	0.14
Remuneration paid (in US$) (2)	0.78	0.80	0.86	0.88	0.89	0.00	0.20

	Year ended December 31,					Six months ended June 30,
	2011	2010	2009	2008	2007	2012
	(in millions of euros, except percentages and per share data)
Total assets	1,251,526	1,217,501	1,110,529	1,049,632	912,915	1,292,677
Loans and advances to credit institutions (net) (3)	51,726	79,855	79,837	78,792	57,643	70,778
Loans and advances to customers (net) (3)	750,100	724,153	682,551	626,888	571,099	766,224
Investment securities (net) (4)	154,015	174,258	173,990	124,673	132,035	161,219
Investments: Associates and jointly controlled entities	4,155	273	164	1,323	15,689	4,730
Contingent liabilities (net)	48,042	59,795	59,256	65,323	76,217	48,199

Liabilities
Deposits from central banks and credit institutions (5)	143,138	140,112	142,091	129,877	112,897	157,571
Customer deposits (5)	632,533	616,376	506,975	420,229	355,407	644,008
Debt securities (5)	197,372	192,873	211,963	236,403	233,287	208,565

Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	6,619	10,934	13,867	15,748	16,742	6,321
Other subordinated debt	10,477	12,189	15,193	14,452	11,667	10,696
Preferred securities (6)	5,447	6,917	7,315	7,622	7,261	4,957
Preferred shares (6)	449	435	430	1,051	523	434
Non-controlling interests (including net income of the period)	6,445	5,897	5,203	2,415	2,358	8,183
Stockholders’ equity (7)	76,414	75,018	68,667	57,587	55,200	73,637
Total capitalization	105,851	111,390	110,675	98,875	93,751	104,228
Stockholders’ equity per share (7)	8.59	8.64	8.03	7.92	8.12	7,72

Other managed funds
Mutual funds	102,611	113,510	105,216	90,306	119,211	97,683
Pension funds	9,645	10,965	11,310	11,128	11,952	9,436
Managed portfolio	19,200	20,314	18,364	17,289	19,814	18,064
Total other managed funds	131,456	144,789	134,890	118,723	150,977	125,183

Consolidated ratios
Profitability ratios:
Net yield (8)	2.74%	2.68%	2.62%	2.05%	1.80%	2.60%
Return on average total assets (ROA)	0.50%	0.76%	0.86%	1.00%	1.10%	0.34%
Return on average stockholders’ equity (ROE)	7.14%	11.80%	13.90%	17.07%	21.91%	4.33%
Capital ratio:
Average stockholders’ equity to average total assets	6.10%	5.82%	5.85%	5.55%	4.71%	6.12%
Ratio of earnings to fixed charges (9):
Excluding interest on deposits	1.63%	2.28%	2.01%	1.57%	1.67%	1.39%
Including interest on deposits	1.27%	1.52%	1.40%	1.27%	1.35%	1.16%

Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.46%	2.65%	2.55%	1.95%	1.50%	2.72%
Impaired balances as a percentage of total gross loans	4.07%	3.75%	3.43%	2.19%	1.05%	4.26%
Allowances for impaired balances as a percentage of impaired balances	60.52%	70.58%	74.32%	89.08%	143.24%	64.02%
Net loan charge-offs as a percentage of total gross loans	1.38%	1.31%	1.27%	0.60%	0.46%	0.66%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for impaired balances as a percentage of total loans and contingent liabilities	2.39%	2.58%	2.44%	1.83%	1.42%	2.65%
Impaired balances (**) (10) as a percentage of total loans and contingent liabilities	3.89%	3.55%	3.24%	2.02%	0.94%	4.11%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	61.37%	72.74%	75.33%	90.64%	150.55%	64.59%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.29%	1.21%	1.17%	0.55%	0.41%	0.62%

(*)	We disclose these ratios because our credit risk exposure comprises both loans and advances to customers and contingent liabilities, both of which are subject to impairment and hence, we set aside allowances for them.

(**)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant period, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the second interim dividend on account of the 2009 financial year in cash or new shares. In light of the acceptance of this remuneration program (81% of the capital opted to receive shares instead of cash), at the general shareholders’ meetings held in June 2010 and 2011, the shareholders approved to offer again this option to the shareholders as payment for the second and third interim dividends on account of 2010 and 2011. The remuneration per share for 2009, 2010 and 2011 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash. In 2010 and 2011, 85% and 80% of the capital, respectively, opted to receive an amount equivalent to the second and third interim dividends in the form of shares instead of cash. Additionally, at its meeting on December 19, 2011, the board of directors resolved to apply the scrip dividend program on the dates on which the fourth interim dividend is traditionally paid, and offered shareholders the option of receiving an amount equal to this dividend of €0.220 per share, to be paid in shares or cash. This resolution was approved by the annual general shareholders’ meeting held on March 30, 2012.
(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” as stated in our consolidated financial statements.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 2. Selected Statistical Information—Average Balance Sheet and Interest Rates—Earning Assets—Yield Spread”.
(9)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(10)	Impaired loans reflect Bank of Spain classifications. Such classifications differ from the classifications applied by US banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Classification Requirements” in our 2011 Form 20-F.

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

	Year ended December 31,					Six months ended
	2011	2010	2009	2008	2007	June 30, 2012
	(in millions of euros)
Allowances refers to:
Allowances for impaired balances (*) (excluding country risk)	19,661	20,748	18,497	12,863	9,302	22,197
Less: Allowances for contingent liabilities and commitments (excluding country risk)	648	1,011	623	622	587	666

Allowances for Balances of Loans (excluding country risk):	19,013	19,737	17,874	12,241	8,715	21,531
Allowances referred to country risk and other	210	121	192	660	173	114

Allowances for impaired balances (excluding contingent liabilities and commitments)	19,223	19,858	18,066	12,901	8,888	21,645
Of which:
Allowances for Loans and receivables:	18,988	19,739	17,899	12,720	8,796	21,509
Allowances for Customers	18,936	19,697	17,873	12,466	8,695	21,463
Allowances for Credit institutions and other financial assets	36	17	26	254	101	34
Allowances for Debt Instruments	16	25	—	—	—	12
Allowances for Available for sale financial assets	235	119	167	181	92	136

(*)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish stock exchanges. As a result, they are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.

The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.

The Federal Reserve Bank of New York announced its decision to discontinue the publication of foreign exchange rates on December 31, 2008. From that date, the exchange rates shown are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. Central European Time.

	Rate During Period
Calendar Period	Period End ($)	Average Rate(1) ($)
2007	1.46	1.38
2008	1.39	1.47
2009	1.44	1.39
2010	1.34	1.33
2011	1.29	1.39

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2012
May	1.31	1.24
June	1.27	1.23
July	1.26	1.21
August	1.26	1.22
September	1.31	1.26
October (through October 29)	1.31	1.29

On October 29, 2012, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.29.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements included in our 2011 Form 20-F.

Item 2

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2012 and 2011.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in light of the following observations:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•

We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2011 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which reflect such netting; and

•	All average data have been calculated using month-end balances, which is not significantly different than having used daily averages.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2011, 2010, 2009, 2008 and 2007 and for the six months ended June 30, 2012 and 2011 under IFRS-IASB.

Average Balance Sheet - Assets and Interest Income

	Six Months Ended June 30,
ASSETS	2012			2011
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks
Domestic	20,689	57	0.56%	5,922	87	2.94%
International	76,249	1,431	3.75%	75,770	1,406	3.71%

	96,938	1,488	3.07%	81,692	1,493	3.66%
Due from credit entities
Domestic	22,896	82	0.72%	26,348	82	0.63%
International	42,274	435	2.06%	55,710	453	1.63%

	65,170	517	1.59%	82,058	535	1.31%
Loans and credits
Domestic	202,903	3,810	3.76%	218,484	3,621	3.31%
International	553,860	19,873	7.18%	502,116	19,112	7.61%

	756,763	23,683	6.26%	720,600	22,733	6.31%
Debt securities
Domestic	54,631	1,091	3.99%	43,115	677	3.14%
International	98,399	2,770	5.63%	107,468	2,906	5.41%

	153,030	3,861	5.05%	150,583	3,583	4.76%
Income from hedging operations
Domestic		71			140
International		315			20

		386			160
Other interest-earning assets
Domestic	72,224	403	1.12%	39,520	374	1.89%
International	45,531	189	0.83%	36,262	579	3.19%

	117,755	592	1.01%	75,782	953	2.51%
Total interest-earning assets
Domestic	373,343	5,514	2.95%	333,389	4,981	2.99%
International	816,313	25,013	6.13%	777,326	24,476	6.30%

	1,189,656	30,527	5.13%	1,110,715	29,457	5.30%
Investments in affiliated companies
Domestic	1,175	—	—	85	—	—
International	3,423	—	—	193	—	—

	4,598	—	—	278	—	—
Total earning assets
Domestic	374,518	5,514	2.94%	333,474	4,981	2.99%
International	819,736	25,013	6.10%	777,519	24,476	6.30%

	1,194,254	30,527	5.11%	1,110,993	29,457	5.30%
Other assets	92,002	—		104,168
Assets from discontinued operations	—	—		—

Total average assets	1,286,256	30,527		1,215,161	29,457

Average Balance Sheet - Liabilities and Interest Expense

	Six Months Ended June, 30
	2012			2011
LIABILITIES AND STOCKHOLDERS’ EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Due to credit entities
Domestic	53,083	433	1.63%	31,045	288	1.86%
International	98,789	941	1.91%	115,769	991	1.71%

	151,872	1,374	1.81%	146,814	1,279	1.74%
Customers deposits
Domestic	154,036	1,403	1.82%	164,162	1,451	1.77%
International	488,548	6,976	2.86%	449,351	6,589	2.93%

	642,584	8,379	2.61%	613,513	8,040	2.62%
Marketable debt securities
Domestic	94,469	1,641	3.47%	91,779	1,558	3.40%
International	109,919	2,028	3.69%	103,561	1,650	3.19%

	204,388	3,669	3.59%	195,340	3,208	3.28%
Subordinated debt
Domestic	11,080	338	6.10%	16,396	385	4.69%
International	11,761	566	9.63%	11,390	590	10.37%

	22,841	904	7.92%	27,786	975	7.02%
Other interest-bearing liabilities
Domestic	88,938	607	1.37%	61,101	618	2.02%
International	59,774	354	1.18%	48,411	644	2.66%

	148,712	961	1.29%	109,512	1,262	2.30%
Expenses from hedging operations
Domestic		(445)			(556)
International		186			97

		(259)			(459)
Total interest-bearing liabilities
Domestic	401,606	3,977	1.98%	364,483	3,744	2.05%
International	768,791	11,051	2.87%	728,482	10,561	2.90%

	1,170,397	15,028	2.57%	1,092,965	14,305	2.62%

Other liabilities	32,357			42,379

Non-controlling interest	7,986			5,932

Stockholders’ Equity	75,516			73,885

Liabilities from discontinued operations	—			—

Total average Liabilities and Stockholders’ Equity	1,286,256	15,028		1,215,161	14,305

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2012 compared to the same period of 2011. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

Volume and rate analysis

	IFRS - IASB Six Months Ended June 30, 2012/2011
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
Interest and similar revenues	(in millions of euros)
Cash and due from central banks	168	(229)	(61)
Domestic	18	30	48

International	186	(199)	(13)

Due from credit entities
Domestic	(23)	22	(1)
International	(247)	211	(36)

	(270)	233	(37)
Loans and credits
Domestic	(539)	937	398
International	3,794	(2,237)	1,557

	3,255	(1,300)	1,955
Debt securities
Domestic	410	414	824
International	(505)	230	(275)

	(95)	644	549
Other interest-earning assets
Domestic	449	(387)	62
International	240	(1,020)	(780)

	689	(1,407)	(718)
Total earning assets without hedging operations
Domestic	465	757	1,222
International	3,300	(2,786)	514

	3,765	(2,029)	1,736
Income from hedging operations
Domestic	(69)	—	(69)
International	295	—	295

	226	—	226
Total earning assets
Domestic	396	757	1,153
International	3,595	(2,786)	809

	3,991	(2,029)	1,962

Volume and rate analysis

	IFRS - IASB Six Months Ended June 30, 2012/2011
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest and similar expenses
Due to credit entities
Domestic	367	(77)	290
International	(309)	217	(92)

	58	140	198
Customers deposits
Domestic	176	80	256
International	1,128	(321)	807

	1,304	(241)	1,063
Marketable debt securities
Domestic	93	66	159
International	211	540	751

	304	606	910
Subordinated debt
Domestic	(288)	196	(92)
International	38	(86)	(48)

	(250)	110	(140)
Other interest-bearing liabilities
Domestic	456	(472)	(16)
International	253	(835)	(582)

	709	(1,307)	(598)
Total interest-bearing liabilities without hedging operations
Domestic	804	(207)	597
International	1,320	(484)	836

	2,124	(691)	1,433
Expenses from hedging operations
Domestic	111	—	111
International	90	—	90

	201	—	201
Total interest-bearing liabilities
Domestic	915	(207)	708
International	1,410	(484)	926

	2,325	(691)	1,634

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Earning Assets - Yield Spread

	IFRS – IASB
	Six Months Ended June 30,
	2012	2011
	(in millions of euros, except percentages)
Average earning assets
Domestic	374,518	333,474
International	819,736	777,519

	1,194,254	1,110,993
Interest
Domestic	5,514	4,981
International	25,013	24,476

	30,527	29,457
Net interest income (1)
Domestic	1,537	1,237
International	13,962	13,916

	15,499	15,153
Gross yield (annualized) (2)
Domestic	2.94%	2.99%
International	6.10%	6.30%

	5.11%	5.30%
Net yield (annualized) (3)
Domestic	0.82%	0.74%
International	3.41%	3.58%

	2.60%	2.73%
Yield spread (annualized) (4)
Domestic	0.96%	0.94%
International	3.23%	3.40%

	2.54%	2.68%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 6.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (Charges)”.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS – IASB
	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011
ROA: Return on average total assets (1)	0.34%	0.65%	0.50%
ROE: Return on average stockholders’ equity (1)	4.33%	9.39%	7.14%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (2)	0.00%	32.60%	38.57%
Average stockholders’ equity as a percentage of average total assets	6.12%	6.14%	6.10%

(1)	Net income and net attributable income for the six months ended June 30, 2012 and 2011 have been annualized by doubling the first half year figures. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.
(2)	Dividend information for the six months ended June 30, 2012 and 2011 and for the year-end are not comparable. The interim figures for the six months ended June 30, 2011 include only the first quarterly interim dividend (authorized by the Executive Committee during the first six months of the year) whereas the interim figures for the six months ended June 30, 2012 do not include any dividend (the first quarterly interim dividend was authorized by the Executive Committee in July 2012) and the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Dividend Policy” in our 2011 Form 20-F.

The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends), which are not dividends paid on account of the net attributable income of the period. Such remuneration distributed via scrip dividends amounted to €3,196 million for the year ended December 31, 2011, and zero for the six months ended June 30, 2012 and 2011.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest earning assets

	IFRS – IASB
	Six Months Ended June 30,
	2012	2011
Cash and due from Central Banks
Domestic	1.74%	0.52%
International	6.41%	6.82%

	8.15%	7.34%
Due from credit entities
Domestic	1.92%	2.37%
International	3.55%	5.02%

	5.47%	7.39%
Loans and credits
Domestic	17.06%	19.67%
International	46.56%	45.21%

	63.62%	64.88%
Debt securities
Domestic	4.59%	3.88%
International	8.27%	9.68%

	12.86%	13.56%
Other interest earning assets
Domestic	6.07%	3.56%
International	3.83%	3.27%

	9.90%	6.83%
Total interest-earning assets
Domestic	31.38%	30.00%
International	68.62%	70.00%

	100.00%	100.00%

Classified Assets

Movements in Allowances for Credit Losses

The following table analyzes movements by domicile of customer, our allowances for credit for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects—A. Operating results —Results of operations for Grupo Santander—Impairment Losses (net)”.

	IFRS – IASB
	Year Ended December 31,			Six Months Ended June 30,
	2011	2010	2009	2012	2011
	(in millions of euros)
Allowance for credit losses at beginning of period
Borrowers in Spain	6,810	6,993	5,949	6,907	6,810
Borrowers outside Spain	12,929	10,906	6,771	12,081	12,929

	19,739	17,899	12,720	18,988	19,739

Consolidation/deconsolidation of companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	(169)	—
Borrowers outside Spain	(1,267)	—	1,426	(103)	—

	(1,267)	—	1,426	(272)	—

Recoveries of loans previously charged off (2)
Borrowers in Spain	297	201	115	119	183
Borrowers outside Spain	1,503	1,000	800	513	654

	1,800	1,201	915	632	837

Net provisions for credit losses (2)
Borrowers in Spain	2,871	2,125	2,500	4,137	994
Borrowers outside Spain	8,169	8,142	8,588	4,833	3,863

	11,040	10,267	11,088	8,970	4,857

Charge offs against credit loss allowance
Borrowers in Spain	(2,798)	(2,174)	(1,237)	(2,072)	(1,438)
Borrowers outside Spain	(9,632)	(8,739)	(8,558)	(4,030)	(4,361)

	(12,430)	(10,913)	(9,795)	(6,102)	(5,799)

Other movements (3)	106	1,285	1,545	(709)	312

Allowance for credit losses at end of period (4) (5)
Borrowers in Spain	6,907	6,810	6,993	8,351	6,477
Borrowers outside Spain	12,081	12,929	10,906	13,158	13,472

	18,988	19,739	17,899	21,509	19,949

Average loans outstanding
Borrowers in Spain	217,235	224,642	230,642	202,903	218,484
Borrowers outside Spain	513,568	482,407	436,857	553,860	502,116

	730,803	707,049	667,499	756,763	720,600

Net charge offs against loan loss allowance to average loans ratio
Borrowers in Spain	1.15%	0.88%	0.49%	0.96%	0.57%
Borrowers outside Spain	1.58%	1.60%	1.78%	0.64%	0.74%

	1.45%	1.37%	1.33%	0.72%	0.69%

(1)	The line items titled “Consolidation/deconsolidation of companies’ credit loss allowances” refer to the valuation allowance as of the acquisition date for the loans acquired in the business combinations carried out during the period after the acquired receivables have been measured at their acquisition fair values. This disclosure was not applicable in 2010 because the fair value of loans acquired in business combinations was disclosed net of allowances. The negative net balance in 2011 is related to the deconsolidation of Santander Consumer USA Inc. (SCUSA) which was accounted for by the equity method in December 2011. The negative net balance in June 2012 is mainly related to the sale of our subsidiary in Colombia.
(2)	We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(3)	The changes in “Other Movements” from 2009, to 2010 and to 2011 and June 2011 and 2012 principally reflect foreign exchange differences between the periods presented.
(4)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 1. Selected Consolidated Financial Information”.
(5)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.

The net charge-offs against loan loss allowance to average loans ratio was lower in Spain than in foreign jurisdictions as of December 31, 2011, 2010 and 2009 primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused in Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateral loans (credit cards or consumer loans)). In Spain, the percentage of loans with collateral (secured by mortgages on finished homes, offices and multi-purpose premises and rural properties or by pledges on monetary deposits, listed equity instruments and debt securities of issuers with high credit ratings) as of December 31, 2011 was 58%. The figure outside Spain includes certain countries such as Brazil where this percentage is lower than 10%, which means that the amount of loan write-offs contributed each year by these countries is far higher, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.

However, as of June 30, 2012 there has been a reversal in this situation due both to a significant increase in charge offs in Spain together with a reduction in the average loans outstanding. This evolution is due to the difficult economic environment in Spain and to a fully provisioned portfolio of impaired loans in Banesto that were assessed as non collectible and written off. Outside Spain the evolution was the opposite with charge-offs decreasing and loan volumes increasing.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS – IASB
	Year Ended December 31,			Six Months Ended June 30,
	2011	2010	2009	2012	2011
Recoveries of loans previously charged off	(in millions of euros)
Domestic:
Commercial, financial, agricultural, industrial	135	41	32	39	87
Real estate and construction	31	32	15	27	17
Other mortgages	37	32	24	22	25
Installment loans to individuals	92	89	43	30	53
Lease finance	1	1	1	—	1
Other	1	6	—	1	—

Total Borrowers in Spain	297	201	115	119	183
Borrowers outside Spain
Government and official institutions	—	4	—	1	—
Commercial and industrial	1,208	877	732	421	584
Mortgage loans	197	72	35	28	26
Other	98	47	33	63	44

Total Borrowers outside Spain	1,503	1,000	800	513	654

Total	1,800	1,201	915	632	837
Net provisions for credit losses
Domestic:
Commercial, financial, agricultural, industrial	935	647	753	229	101
Real estate and construction	641	674	528	2,560	335
Other mortgages	781	131	264	1,038	411
Installment loans to individuals	397	574	848	247	118
Lease finance	121	82	73	32	18
Other	(4)	17	34	31	11

Total Borrowers in Spain	2,871	2,125	2,500	4,137	994
Borrowers outside Spain
Government and official institutions	(4)	44	14	3	—
Commercial and industrial	6,754	7,257	7,668	4,254	3,379
Mortgage loans	966	453	533	280	201
Other	453	389	373	296	283

Total Borrowers outside Spain	8,169	8,143	8,588	4,833	3,863

Total	11,040	10,268	11,088	8,970	4,857
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(980)	(704)	(356)	(477)	(517)
Real estate and construction	(133)	(191)	(137)	(386)	(84)
Other mortgages	(592)	(369)	(236)	(295)	(348)
Installment loans to individuals	(870)	(841)	(481)	(895)	(462)
Lease finance	(220)	(61)	(26)	(14)	(15)
Other	(3)	(8)	(1)	(5)	(12)

Total Borrowers in Spain	(2,798)	(2,174)	(1,237)	(2,072)	(1,438)
Borrowers outside Spain
Government and official institutions	—	(43)	—	(2)	—
Commercial and industrial	(8,445)	(7,994)	(7,827)	(3,529)	(3,909)
Mortgage loans	(791)	(445)	(393)	(226)	(266)
Other	(396)	(257)	(338)	(273)	(186)

Total Borrowers outside Spain	(9,632)	(8,739)	(8,558)	(4,030)	(4,361)

Total	(12,430)	(10,913)	(9,795)	(6,102)	(5,799)

The tables below show a breakdown of allowances for credit losses by type and domicile of borrower for the periods indicated.

Allowances for Credit Losses

	IFRS - IASB As of December 31,
	2011	%	2010	%	2009	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,579	8.32	1,499	7.59	1,743	9.74
Real estate and construction (*)	3,210	16.91	2,723	13.80	1,896	10.59
Other mortgages	1,325	6.98	1,329	6.73	1,375	7.68
Installment loans to individuals	690	3.63	1,065	5.40	1,674	9.35
Lease finance	101	0.53	169	0.85	216	1.21
Other	2	0.01	25	0.13	89	0.50

Total Borrowers in Spain	6,907	36.37	6,810	34.50	6,993	39.07
Borrowers outside Spain:
Government and official institutions	31	0.17	31	0.16	19	0.11
Commercial and industrial	9,334	49.16	9,811	49.70	8,529	47.65
Mortgage loans	1,791	9.43	1,876	9.50	1,555	8.69
Other	925	4.87	1,211	6.14	803	4.48

Total Borrowers outside Spain	12,081	63.63	12,929	65.50	10,906	60.93

Total	18,988	100.00	19,739	100.00	17,899	100.00

(*)	As of December 31, 2011, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €2,824 million.

Allowances for Credit Losses

	IFRS - IASB As of June 30,
	2012	%	2011	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,775	8.26	1,105	5.54
Real estate and construction (*)	3,811	17.72	3,170	15.89
Other mortgages	1,926	8.95	1,286	6.45
Installment loans to individuals	670	3.11	661	3.31
Lease finance	92	0.43	193	0.97
Other	77	0.36	62	0.31

Total Borrowers in Spain	8,351	38.83	6,477	32.47
Borrowers outside Spain
Government and official institutions	39	0.18	13	0.06
Commercial and industrial	10,104	46.98	10,366	51.97
Mortgage loans	1,988	9.24	1,746	8.75
Other	1,027	4.77	1,347	6.75

Total Borrowers outside Spain	13,158	61.17	13,472	67.53

Total	21,509	100.00	19,949	100.00

(*)	As of June 30, 2012, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €4,781 million. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Impaired Balances

The following table shows our impaired assets and contingent liabilities, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	IFRS – IASB
	At December 31,			At June 30,
Non-performing balances	2011	2010	2009	2012	2011
	(in millions of euros, except percentages)
Past-due and other non-performing balances (1) (2) (3):
Domestic	15,340	12,474	10,406	15,751	13,377
International	16,696	16,048	14,148	18,614	16,809

Total	32,036	28,522	24,554	34,365	30,186

(1)	We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €2,997 million, €4,843 million and €5,106 million at December 31, 2009, 2010 and 2011, respectively and €5,573 million and €4,218 million at June 2011 and 2012 respectively. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Charge-off Requirements” in our 2011 Form 20-F.
(2)	Non-performing balances due to country-risk were €8 million, €8 million and €7 million at December 31, 2009, 2010 and 2011, respectively, and €5million and €6 million at June 2011 and 2012, respectively.
(3)	We estimate that at December 31, 2009, 2010 and 2011 (i) the total amount of our non-performing past-due balances was €21,270 million, €23,650 million and €27,445 million, respectively, and €26,293 million and €27,397 million at June 2011 and 2012, respectively, and (ii) the total amount of our other non-performing balances at December 31, 2009, 2010 and 2011 was €3,284 million, €4,872 million and €4,591 million, respectively, and €3,893 million and €6,968 million at June 2011 and 2012, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2012 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Impaired Balances

The following table shows the movement in our impaired assets and contingent liabilities (excluding country-risk):

	IFRS-IASB
	Year ended December 31,		Quarter ended
	2010	2011	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012
	(in millions of euros)
Opening balance	24,554	28,522	28,522	28,495	30,186	30,911	32,036	32,560
Increases	31,764	35,252	7,788	8,858	8,549	10,057	8,334	10,024
Cash recoveries	(15,802)	(16,316)	(3,862)	(4,100)	(3,897)	(4,457)	(3,994)	(4,088)
Foreclosed assets	(2,484)	(2,699)	(814)	(743)	(446)	(696)	(701)	(483)
Changes in scope of consolidation	257	69	186	739	—	(856)	(602)	(25)
Exchange differences	1,147	(362)	(558)	(31)	(444)	671	37	(71)
Write-offs	(10,914)	(12,430)	(2,767)	(3,032)	(3,037)	(3,594)	(2,550)	(3,552)

Closing balance	28,522	32,036	28,495	30,186	30,911	32,036	32,560	34,365

Impaired Balances Ratios

The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated:

	IFRS – IASB
	At December 31,			At June 30,
	2011	2010	2009	2012	2011
	(in millions of euros, except percentages)
Computable credit risk (1)	822,657	804,036	758,347	836,896	799,253
Non-performing balances by segments:
Individuals	15,981	15,606	14,590	15,320	15,802
Mortgages	6,872	6,304	6,111	6,606	6,513
Consumer loans	6,254	6,487	6,164	5,985	6,464
Credit cards and others	2,855	2,815	2,315	2,729	2,825
Enterprises	14,995	11,321	7,812	18,019	13,059
Corporate Banking	954	1,550	2,127	887	1,238
Public sector	106	45	25	139	87

Total non performing balances	32,036	28,522	24,554	34,365	30,186
Allowances for non-performing balances	19,661	20,748	18,497	22,197	20,800

Ratios
Non-performing balances to computable credit risk	3.89%	3.55%	3.24%	4.11%	3.78%
Coverage ratio (2)	61.37%	72.74%	75.33%	64.59%	68.91%
Balances charged-off to total loans and contingent liabilities	1.29%	1.21%	1.17%	0.62%	0.62%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances were €34,365 million at June 30, 2012, a €2,329 million increase as compared to €32,036 million at December 31, 2011.

The still weak situation in some markets continues to push up NPLs due to the rise in bad and doubtful loans and slower growth in lending, or reductions in lending volumes in some cases; this has negatively impacted our NPL ratio.

The Group’s NPL ratio was 4.11%, 33 basis points more than at the end of June 2011 and 22 basis points more than at the end of December 2011.

The NPL ratios by unit and country as of June 30, 2012 are set out below.

• The NPL ratio in Spain of 5.98% is well below that of the banking sector as a whole and growth slowed in the second quarter to +23 basis points, compared to an average of +30 basis points in the last four quarters). Coverage is 53%.

By segment, the NPL ratio for mortgages for homes is 2.5%, while the rest of the portfolio (companies outside the real estate sector, public sector and individual retail customers) has a ratio of 3.5%. In both cases, there is no significant worsening of NPLs, as both remain very stable since the start of the year, after the moderate rise registered in 2011.

The increase in the total ratio was due to loans to the real estate sector (NPL ratio of 39.4%) and reflects, on the one hand, the higher NPLs in this segment and, on the other, the Group’s anticipative policy of sharply reducing the balances in this segment.

• In Portugal, the NPL ratio increased again in the first half 2012 to 5.4% (+136 basis points compared to December 31, 2011) due to the difficult economic environment and mainly concentrated in loans to enterprises. Coverage is 53%.

• Santander Consumer Finance's NPL ratio was 3.9%, below that at the end of June 2011 (4.4%) but higher than 3.8% at the end of December 2011. Coverage was 111% (-2 percentage points compared to December 31, 2011).

• Poland’s Bank Zachodni WBK has a NPL ratio of 4.9%, the same ratio as of December 2011 but well below the 6.4% recorded in June 2011 when it was consolidated into the Group. Coverage is 62%.

• In the UK, the NPL ratio was 1.83% (1.86% in December 2011). Coverage was 40%. Of note are residential mortgages in the UK which amounted to €211,609 million (£170,726 million) as at June 30, 2012, consisting of transactions on properties in the UK that are first mortgages, as there are no second or further loans on the mortgaged properties. This portfolio’s NPL ratio at the end of June 2012 improved to 1.57% due to constant monitoring and control, as well as strict credit policies that include, among other measures, maximum loan-to-value criteria in relation to the properties in guarantee. At the end of 2011, the average LTV was 53%.

• Brazil’s NPL ratio is 6.51%, up 113 basis points since December 2011. This increase was affected by lower GDP growth in the country, resulting in some worsening of its financial system assets. Coverage was 90%.

• The NPL ratio for Latin America excluding Brazil is 3.41% and coverage 88%.

• Sovereign’s NPL ratio was 2.3% and coverage 113%. The evolution of both in the first half was good and the NPL ratio has declined and coverage increased in every quarter since the end of 2009.

Allowances for non performing balances were €22,197 million at June 30, 2012, a €2,536 million increase as compared to €19,661 million at December 31, 2011. The Group has significantly increased provisions in the first half of 2012, mainly in the real estate sector in Spain as explained below.

In the first six months of 2012, the Spanish government implemented a process of structural reforms including a series of measures aimed at cleaning up the balance sheets of Spanish credit institutions affected by the impairment of their assets relating to the real estate sector.

Among the main actions carried out were the approval on February 3, 2012 of Royal Decree-Law 2/2012 and on May 18, 2012 of Royal Decree-Law 18/2012 on the clean-up of the financial sector, through which a review of the minimum provisioning percentages to be taken into consideration in the estimation of the impairment losses relating to financing granted to the real estate sector in Spain and to the foreclosed assets and assets received in payment of debt arising from financing granted to that sector was carried out. Spanish credit institutions are required to comply with the provisions of these regulations before December 31, 2012.

We estimated that these requirements would result in provisions beyond those arising from the application of the minimum percentages established hitherto by the Bank of Spain amounting to €6,800 million, of which €1,800 million were covered in 2011 as a result of the estimate of the impairment losses on the aforementioned assets and the recognition of the corresponding provisions (see Notes 10 and 12 to the consolidated financial statements for 2011).

As explained on page F-16 of our 2011 Form 20-F, with respect to the recognition of the impact of those Royal Decree-Laws on our IFRS-IASB consolidated financial statements for 2012, we will continue to apply our current procedure with regard to Spanish regulatory requirements related to the loan provision and to the valuation of foreclosed assets, i.e. we will compare the amount of the provisions for loans and foreclosed assets to be recognized at each date calculated pursuant to IFRSs (obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans) with the amount of the provisions required by the Spanish regulatory requirement including Royal Decree-Law in order to ascertain whether the difference between the two amounts is not material in relation to our consolidated financial statements as a whole and, accordingly, does not require any adjustment to be made for the preparation of the consolidated financial statements under IFRS-IASB.

In the first half of 2012, we assessed the impairment losses arising in the period – obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans – and recognized the corresponding provisions (€2,780 million) and, accordingly, approximately 65% of the aforementioned requirements were covered at June 30, 2012.

The increase in the provisions recognized in the second quarter of 2012 was the result of the sustained downturn in the Spanish economy. These effects emerged in the first quarter and became firmly established and even intensified in the second quarter, which influenced the level of provisions deemed necessary at June 30, 2012. During this period, the Spanish economy contracted sharply, pushing the country into a stark recession, the unemployment rate continued to rise, peaking at 25%, and the credit available to both companies and individuals was severely restricted, all of which affected the amounts expected to be recovered (as a result of the worsening economic situation of borrowers) and resulted in a decrease in the value of collateral. The impact of these factors was sharply felt in the portfolios of financing to the real estate sector, whose non-performing loans ratio rose by 37.7% in the first half of the year. The real estate sector is being particularly impacted by the effects of the performance of the Spanish economy and of the restructuring of the sector itself, prompted by a drastic reduction in business volume (in the years prior to the crisis it experienced high rates of growth that cannot be maintained in the current economic climate), which is leading to a substantial reduction in installed capacity. Furthermore, the restructuring of the Spanish financial sector embarked upon by the Government is having, and is expected to continue to have, a marked impact on the real estate business, since as a result of the concentration of properties foreclosed by financial institutions in the last few years, there is now an excess supply in the market which is reducing still further the business of construction/real estate companies and is pushing down the prices of the real estate assets themselves.

In addition to the real estate provisions in Spain explained above, impairment losses in other sectors and countries increased by €1,928 million in the first half of 2012 as compared to the same period in 2011 as follows:

(Millions of euros)
Spain	619
Rest of Europe	310
Of which: UK	153
Portugal	150
America	999
Of which: Brazil	914
Chile	77
USA	(34)
Total	1,928

The increase in loan loss provisions in Spain was the result of the worsening economic situation in Spain in the first six months of 2012, including a contraction of the economy, which fell into recession, giving rise to an increase in the NPL ratio, which stood at 5.98%. The increase in the rest of Europe was due mainly to the rise in the NPL ratio in Portugal to 5.4%, the result of an economic cycle heading towards contraction, with falling domestic demand and private consumption, and to the increase in the United Kingdom, caused primarily by the 18% growth in lending to the SME segment. In America, loan loss provisions remained steady in comparison with 2011 in almost all countries, with the exception of Brazil, where provisions rose by €914 million as a result of the increased volume of total lending (+18%) and a rise in non-performing loans in the individuals portfolio, primarily in consumer products and cards, with 29% growth in the NPL ratio to 6.51%.

Other Non-Accruing Balances

We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstanding as both a non-accruing and impaired balance.

	IFRS – IASB
Summary of non-accrual balances	As of December 31,			As of June 30,
	2011	2010	2009	2012	2011
	(in millions of euros)
Balances classified as Non-Performing Balances	32,036	28,522	24,553	34,365	30,186
Non-Performing Balances due to country-risk	7	8	8	6	5
Total non-accruing balances	32,043	28,530	24,561	34,371	30,191

As of December 31, 2009, 2010 and 2011, the amounts of refinanced loans were €3,829 million, €5,956 million and €10,334 million respectively, and as of June 30, 2011 and 2012, the amounts of refinanced loans were €5,487 million and €12,599 million, respectively. A definition of refinanced loans and a detailed explanation of the corporate policy of restructurings can be found in our 2011 Form 20-F under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Part 4. Credit risk—Credit exposure in Spain—Restructuring and Payment Agreements”. The significant increases were directly related to the increase in non-performing loans.

The table below sets forth the movements in our refinancing assets during the first half of 2012:

(in millions of euros)
Refinancing: Opening balance at January 1, 2012	10,334
Of which: Performing loans	4,765
Non-performing loans	5,569
New refinancings during period	4,602
Reductions (*)	(2,337)

Refinancing: Closing balance at June 30, 2012	12,599
Of which: Performing loans	5,770
Non-performing loans	6,829

(*)	Includes movements due to cash recoveries, forecloses and write-offs.

In addition, as of June 30, 2012, we had €9,860 million classified as non-performing loans corresponding to credits that were classified as standard when they were restructured (compared to €7,518 million as of December 31, 2011). By segment, these credits are mainly concentrated in enterprises, particularly those related to real estate activities. By geography, the increase during the first half of 2012 is primarily due to the deterioration of the economic situation in Spain, Portugal and Brazil.

Foreclosed Assets and Assets Received in Payment of Customer Debts

The table below sets forth the movements in our foreclosed assets and assets acquired in payment of customer debts for the periods shown.

	IFRS – IASB
	Total Year	Quarterly movements				Total Year	Six Months Ended
	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Dec. 31, 2011	June 30, 2011	June 30, 2012
	(in millions of euros, except percentages)
Opening balance	7,034	8,376	8,823	9,332	9,615	8,376	8,376	9,624
Foreclosures	3,353	698	768	592	641	2,699	1,466	1,419
Sales	(2,182)	(335)	(437)	(299)	(520)	(1,591)	(772)	(1,638)
Other movements	171	84	178	(10)	(112)	140	262	(237)

Gross foreclosed assets and assets acquired in payment of customer debts	8,376	8,823	9,332	9,615	9,624	9,624	9,332	9,168
Of which: in Spain	7,509	7,882	8,335	8,559	8,552	8,552	8,335	8,389
Allowances established	2,512	2,732	2,897	2,986	4,512	4,512	2,897	4,388
Of which: in Spain	2,313	2,531	2,670	2,749	4,278	4,278	2,670	4,173
Closing balance (net) (*)	5,864	6,091	6,435	6,629	5,112	5,112	6,435	4,780

Of which: in Spain	5,196	5,351	5,665	5,810	4,274	4,274	5,665	4,216
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	30.0%	31.0%	31.0%	31.1%	46.8%	46.8%	31.0%	47.9%
Of which: in Spain	30.8%	32.1%	32.0%	32.1%	50.0%	50.0%	32.0%	49.7%

(*)	The gross balance of foreclosed assets as of June 30, 2012 amounted to €9,168 million. Of this amount, €5,134 million were assets acquired through foreclosure and €4,034 million were assets acquired in payment of customer debts.

Property financing provided for construction and property development

The table below shows the reduction of the portfolio relating to this sector, defined in accordance with the Bank of Spain’s purpose - based classification guidelines during the first half of 2012:

(in millions of euros)
Opening balance at January 1, 2012	23,442
Foreclosures assets	(719)
Reductions (1)	(2,421)
Write offs	(428)
Closing balance (net) at June 30, 2012 (1)	19,874

(1)	Includes sales of portfolios, cash recoveries and third parties subrogations.

Exposure to sovereign counterparties by credit rating

As a general rule, we consider sovereign risk as a risk assumed in transactions with the central bank, the issuer risk of the Treasury or Republic and the risk arising from transactions with public entities (public entities whose funds are obtained from fiscal income, which are legally recognized as entities included in the government sector, and whose activities are of a non-commercial nature).

The detail of Santander Group’s total risk exposure (excluding the value of any collateral associated with the corresponding balances) to the peripheral countries of the euro zone at June 30, 2012, based on the country of the issuer or borrower in terms of sovereign risk and private sector exposure, is as follows:

	Sovereign Risk by Country of Issuer/Borrower at June 30, 2012 (**)

	Millions of Euros
	Balances with Central Banks	Debt Instruments			Loans and Advances to Customers (*)	Derivatives (***)		Total on- balance - sheet exposure	Contingent Liabilities and Commitments	Total exposure
		Financial Assets Held For Trading and other Financial Assets at Fair Value through Profit or Loss	Available- for-Sale Financial Assets	Loans and Receivables		Other than CDSs	CDSs
Spain	4,704	6,769	36,489	1,172	17,959	(12)	—	67,081	3,575	70,656
Portugal	1,003	93	2,917	—	884	1,007	4	5,908	142	6,050
Italy	—	324	271	—	1	7	(7)	596	—	596
Greece	—	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	215	—	215	—	215

(*)	Are presented without taking into account the valuation adjustments recognized (€10 million).
(**)	Exposure to repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives where the counterparty is located in one of the peripheral countries of the euro zone, irrespective of the location of the underlying party. “CDSs” refers to exposure to CDSs where the underlying party is located in one of the peripheral countries of the euro zone.

	Private Sector Exposure by Country of Issuer/Borrower at June 30, 2012 (**)
	Millions of Euros
	Loans and Advances to Credit Institutions	Debt Instruments			Loans and Advances to Customers (*)	Derivatives (***)		Total on- balance - sheet exposure	Contingent Liabilities and Commitments	Total exposure
		Financial Assets Held For Trading and other Financial Assets at Fair Value through Profit or Loss	Available- for-Sale Financial Assets	Loans and Receivables		Other than CDSs	CDSs
Spain	6,363	2,214	5,154	1,029	188,897	6,813	(42)	210,428	57,222	267,650
Portugal	—	819	714	1,570	27,976	685	(6)	31,758	7,626	39,384
Italy	—	209	105	93	9,050	(97)	7	9,367	3,388	12,755
Greece	—	—	—	—	19	—	—	19	131	150
Ireland	—	155	102	137	545	242	—	1,181	244	1,425

(*)	Are presented without taking into account the valuation adjustments recognized (€8,720 million).
(**)	Exposure to repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives where the counterparty is located in one of the peripheral countries of the euro zone, irrespective of the location of the underlying party. “CDSs” refers to exposure to CDSs where the underlying party is located in one of the peripheral countries of the euro zone.

Following is certain information on the notional amount of the CDSs at June 30, 2012 detailed in the foregoing tables:

	Millions of Euros
		Notional Amount			Fair Value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	2,998	(3,914)	(916)	199	(241)	(42)
Portugal	Sovereign	236	(216)	20	46	(42)	4
	Private	425	(449)	(24)	56	(62)	(6)
Italy	Sovereign	537	(623)	(86)	56	(63)	(7)
	Private	1,096	(1,077)	19	124	(117)	7
Greece	Sovereign	—	—	—	—	—	—
	Private	20	(20)	—	7	(7)	—
Ireland	Sovereign	9	(9)	—	1	(1)	—
	Private	48	(54)	(6)	1	(1)	—

Item 3

Operating and Financial Review and Prospects

A. Operating results

We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2012. You should read this discussion along with these financial statements, and this discussion is qualified in its entirety by reference to them.

General

We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives. We perform it by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.

2012 overview

Grupo Santander conducted its business in the first half of 2012 in a global environment still marked by considerable uncertainty over the worsening euro zone crisis. The elections in Greece and France and the extension of the crisis to Spain (which formally requested EU aid for banks in need of recapitalization) led to a tightening of financial conditions, further falls in stock markets and a deterioration of confidence.

The agreements adopted by the European Council in June 2012 (direct assistance to banks without gaining seniority over other debts; purchase of debt by emergency funds; a single banking supervisor) pointed to greater European banking integration. These measures reduced the volatility of the financial environment, but global growth was weaker. In this context, the central banks of the main countries responded with further stimulus measures.

The new program of the European Central Bank to buy bonds, the approval of the European Stability Mechanism and the European Commission’s banking union proposal represented new advances in the path of integration and enhanced European governance. All of this should help to reduce financial instability and secure growth.

In the US, the third quarter 2012 indicators pointed to similar levels of activity as in the first half (+1.9% and +1.7% annualized GDP growth in the first and second quarters, respectively). The growth, which came from consumption and investment in housing, showed signs of petering out because of high unemployment and the small rise in incomes. The Federal Reserve, with inflation at around 2%, continued to support growth after launching QE3 (quantitative easing) and guaranteeing interest rates close to zero until the middle of 2015.

After remaining steady in the first half of 2012, business activity in Latin America in the third quarter reflected the weakening in international economies, particularly in China, and the decrease in raw material prices.

In Brazil, the expansive fiscal and monetary policy measures combined with the depreciation of the real began to spur the economy in the third quarter 2012, after a weak first half (+0.5% and +0.7 growth in GDP year-on-year in the second and first quarters, respectively) due to lower investment and exports. Inflation (+5.3% in September 2012) enabled the central bank to cut the Selic rate further in October 2012 to 7.25% from 8.0% in June 2012 and 11% in December 2011. This helped maintain the currency at more reasonable levels (BRL 2.03/US$1 as of September 30, 2012).

In Mexico, third quarter 2012 indicators pointed to levels of activity above potential following the strengthening in the first half (+4.1% and +4.6 growth in GDP year-on-year in the second and first quarters, respectively). Growth will continue to be driven by consumption of services and investment, despite the rise in the unemployment rate in the quarter (5.0% in September 2012). The Bank of Mexico held its interest rates at 4.5% despite slight inflationary pressures (4.8%). The peso appreciated 4.4% in the third quarter to MXN 12.8/US$1 from MXN 13.40/US$1 as of June 30, 2012. The PRI’s candidate won July’s 2012 presidential election.

Chile’s growth accelerated in the first half (+5.5% and +5.6 growth in GDP year-on-year in the second and first quarters, respectively), spurred by domestic demand, both consumption (low unemployment, strong consumer credit) and investment. Inflation was under control (2.8% in September 2012), enabling the Bank of Chile to maintain its benchmark rate since January 2012 at 5%, despite the deterioration in the international scenario. The peso appreciated to CLP 473/US$1 as of September 30, 2012 from CLP 501/$1 at the end of June 2012.

The euro zone economy shrank 0.2% in the second quarter 2012, after stabilizing in the first. The external sector’s positive contribution did not offset the weak consumption and investment, trends that seemed to intensify in the third quarter 2013 and reach the core countries of the euro zone.

With higher inflation (2.6% in September 2012), the European Central Bank held its repo rate at 0.75% and focused on the effectiveness of its policy and the irreversibility of the euro with its new bond-buying program. The euro strengthened 2.7% in the third quarter to US$1.29/€ 1 at the end of September 2012.

Economic performance within the euro zone varied. The German economy grew 0.3% in the second quarter 2012, backed by domestic demand and the external sector. France remained stable and Italy and Portugal shrank 0.7% and 1.3%, respectively.

In Spain, the third quarter 2012 indicators showed no further deterioration over the first half (-0.4% and -0.3 decrease in GDP year-on-year in the second and first quarters, respectively), as the external sector’s contribution (current account surplus in July 2012) offset decreases in domestic demand. The pace of the destruction of jobs eased (unemployment rate of 24.6% in the second quarter). Inflation rose to 3.4% in September 2012 because of the rise in VAT and higher energy prices. In this environment, the government approved further austerity measures, higher provisions for property loans and a top-down assessment of the banking system by two external and independent consultancies. Based on the results of this assessment report, those entities with capital shortfalls will be recapitalized, either privately or with state funds. For the latter case, the European Union granted a €100 billion loan with certain conditions.

The UK recession deepened in the second quarter 2012 (-0.5%) due to reduced private consumption, investment and exports. In order to correct this trend, and with inflation under control (2.2% in September 2012), the Bank of England maintained its expansive policy (base rate at a minimum of 0.5%; the bond buying program was increased to £375 billion), and a joint Bank of England and Treasury program to ease lending conditions was launched. The first data for the third quarter 2012 already show signs of growth. Sterling appreciated against the euro 1.1% in the third quarter to €1.25/£1, at the end of September 2012.

The Polish economy slowed in the second quarter 2012 to growth of 2.4% year-on-year from 3.5% in the first quarter due to lower growth in the EU and reduced domestic consumption, affected by less job creation and lower lending. More moderate inflation (3.8% in September 2012) increased the probability of a cut in the official interest rate (currently 4.75%). The zloty appreciated slightly against the euro (3.5% in the quarter) to PLN 4.10/€1.

Results of operations for Grupo Santander

Summary

The profit attributed to the Parent bank for the first half of 2012 was €1,704 million, a 51.3% or €1,797 million decrease from €3,501 million for the same period in 2011. The Group’s earnings per share were €0.18 for the first half of 2012, down from €0.40 for the same period in 2011.

This was due to several factors that affected the year-on-year comparison:

• The main one was the provisions for real estate risk in Spain in the second quarter of 2012 amounting to €1,923 million net (€2,780 million gross), of which €619 million came from the capital gains from the sale of the subsidiary in Colombia and €1,304 million from the second quarter’s profits.

• A net negative perimeter effect on attributable profit of 6 percentage points due to the difference between: (i) a positive impact from the consolidation in April 2011 of Bank Zachodni WBK and to a lesser extent from the business acquired from SEB in Germany since February 2011; and (ii) a negative effect from the sale of the subsidiary in Colombia, the lower contribution of income by the equity accounted method (due to corporate operations made to allow in new partners into Santander Consumer USA and the partial sale of insurance business in Latin America, which reduced the Group’s stake in both cases) and the increase in minority interests after the sale of part of the capital of the subsidiaries in Chile and Brazil.

• The impact of exchange rates on various currencies against the euro was virtually zero (less than one negative percentage point) in comparisons of revenues and costs year-on-year. The impact on the UK and the US was 5 and 8 percentage points positive, respectively, and 4 percentage points negative on Latin America (-6 percentage points on Brazil and +2 percentage points on the rest of Latin America).

All these effects absorbed the good evolution of profits before provisions in the first half of 2012 which grew 5.5% as compared to the first half of 2011.

Interest income / (charges)

Interest income / (charges) was €15,499 million for the first half of 2012, a 2.3% or €347 million increase from €15,152 million for the same period in 2011. This growth came as a result of the net impact of several factors: (i) there was a positive effect from the moderate increase in volumes and the improvement in the spreads on loans for the whole Group (from 3.85% to 3.93%); (ii) the spread on deposits was 0.18% in the first half of 2012 compared to 0.29% in the same period of 2011; and (iii) negative effect from the higher cost of funding and lower interest rates on the spreads of products in some countries, such as the UK.

Average total earning assets were €1,194,254 million for the first half of 2012, a 7.5% or €83,261 million increase from €1,110,993 million for the same period in 2011. This increase was due to an increase of €42,217 million in the average balances of our international total earning assets (mainly due to an increase of €51,744 million in the average balances of our international loans and credits and an increase of €9,269 million in the average balances of other interest earning assets, which are mainly derivatives, partially offset by a €13,436 million decrease in the average balances of our amounts due from credit entities and a €9,069 million decrease in the average balances of our debt securities) and an increase of €41,044 million in the average balance of our domestic total earning assets (mainly due to an increase of €14,767 million in the average balances of our cash and amounts due from central banks, an increase of €32,704 million in the average balances of other interest earning assets, which are mainly derivatives, an increase of €11,516 million in the average balances of our debt securities, partially offset by a decrease of €15,581 million in our average balances of domestic loans and credits).

The Group’s gross lending amounted to €787,687 million at June 30, 2012, 6% higher than at June 30, 2011. Eliminating the exchange rate and perimeter effects, however, it was 4% higher.

In Continental Europe, Spain’s and Portugal’s lending fell by 4% and 7% year-on-year, in an environment of low demand for loans in the face of both countries’ economic situation, respectively, while Santander Consumer Finance’s balances remained stable and Bank Zachodni WBK increased the lending by 6.1% (13% in local currency, partially offset by a decrease of 7% due to exchange differences).

In the United Kingdom, the balance of customer loans was 22.2% higher than in June 2011 due to temporary acquisition of assets. Excluding this impact, they remained virtually the same as those of June 2011. Residential mortgages, in a still-depressed market, were very stable, while loans to SMEs increased and personal loans declined.

Lending in Latin America grew 6.8% year-on-year; excluding the exchange rate and perimeter effects (sale of businesses in Colombia and acquisition of Creditel in Uruguay) it rose 13% year-on-year. Brazil’s lending rose 3.6% (18% in local currency, partially offset by a decrease of 14% due to exchange differences), Mexico’s 15.4% (15% in local currency) and Chile’s 13.8% (6% in local currency, plus 8% due to exchange differences).

Lastly, lending in the US increased 21.4% (6% in dollars), fuelled by growth in the commercial and industrial segment.

As a result of these movements and the evolution of exchange rates, Spain’s share of total credit declined and other countries’ shares, particularly the UK, increased. In June 2012, Continental Europe accounted for 40% of the Group’s lending (28% Spain), the UK 35%, Latin America 19% (10% Brazil) and the US 6%.

Income from equity instruments

Income from equity instruments was €277 million for the first half of 2012, an 18.4% or €43 million increase from €234 million for the same period in 2011. There was no significant variation in our equity instruments’ portfolio.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method was €256 million for the first half of 2012 as compared to €10 million for the first half of 2011. In the fourth quarter 2011, Santander Consumer USA and the insurance business in Latin America were accounted for by the equity method. The impact of these changes is now reflected in this line item.

Net fees and commissions

Net fees and commissions were €5,190 million for the first half of 2012, a 2.5% decrease as compared to €5,323 million for the same period in 2011.

Net fees and commissions for the first half of 2012 and 2011 were as follows:

	Six Months Ended June 30,		Amount	%
	2012	2011	Change	Change
	(in millions of euros, except percentages)
Commissions for services	3,023	3,080	(57)	(1.9%)
Credit and debit cards	704	641	63	9.8%
Account management	582	500	82	16.4%
Bill discounting	164	154	10	6.5%
Guarantees and other contingent liabilities	200	225	(25)	(11.1%)
Other operations	1,373	1,560	(187)	(12.0%)
Mutual and pension funds	590	623	(33)	(5.3%)
Securities services	354	338	16	4.7%
Insurance	1,223	1,282	(59)	(4.6%)

Total net fees and commissions	5,190	5,323	(133)	(2.5%)

Commissions for services declined 1.9% mainly due to the deconsolidation of Santander Consumer USA which is accounted for by the equity method from December 2011. Mutual and pension funds declined 5.3% affected by the greater shift into deposits while insurance declined by 4.6%.

Average balances of mutual funds under management in Spain decreased 17.1% from €28.9 billion in the first half of 2011 to €24.0 billion in the same period of 2012, as a result of customer preference for time deposits and continued deterioration in market conditions. Average balances of mutual funds abroad decreased by 5.1% from €84.1 billion in the first half of 2011 to €79.8 billion in the same period of 2012. This decrease was mainly due to decreased activity in Brazil and Portugal, partially offset by increases in the United Kingdom and Poland.

Average balances of pension funds in Spain decreased by 7.8% from €9.6 billion in the first half of 2011 to €8.9 billion in the same period of 2012. Since the sale of our pension funds businesses in Latin America, our remaining business abroad is in Portugal, which also decreased to €0.8 billion in the first half of 2012 as compared to €1.3 billion for the same period of 2011.

Gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences were €1,484 million for the first half of 2012, a 7.6% or €105 million increase from €1,379 million for the same period in 2011. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of available for sale financial assets and liquidation of our corresponding hedge or other derivative positions.

The decline in gains on financial transactions in businesses (GBM Europe and Latin America) was offset in Corporate Activities, which in 2011 recorded losses due to the negative impact of exchange rate differences on dividends and the valuation of portfolios which did not repeat in 2012.

Other operating income / (expenses)

Net other operating income / (expenses) generated losses of €151 million in the first half of 2012 as compared to gains of €39 million in the same period in 2011. Under this line item we include income and expenses from insurance activity (mainly premium income and claims paid) and from non-financial services, and other commissions and charges to the Fondo de Garantía de Depósitos.

The losses recorded in the first half of 2012 were mainly due to a decrease in insurance activity of €150 million and higher charges to the Fondo de Garantía de Depósitos, mainly in Spain.

Administrative expenses

Administrative expenses were €9,001 million for the first half of 2012, a 3.5% or €307 million increase from €8,694 million for the same period in 2011.

The increase in costs was due to (i) the incorporations of Bank Zachodni WBK in Poland and the acquired SEB’s business in Germany; (ii) Latin America, with an increase in commercial capacity and revision of the wage agreements in an environment of higher inflation; and (iii) the US, with greater investments in technology and business structures.

Administrative expenses for the first half of 2012 and 2011 were as follows:

	Six Months Ended June 30,		Amount	%
	2012	2011	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	5,229	5,071	158	3.1%
Other administrative expenses	3,772	3,623	149	4.1%
Information technology	483	453	30	6.6%
Communications	340	334	6	1.8%
Advertising	324	317	7	2.2%
Building and premises	873	811	62	7.6%
Office equipment	83	82	1	0.0%
Taxes (other than income tax)	197	196	1	0.5%
Other expenses	1,472	1,430	42	3.1%

Total administrative expenses	9,001	8,694	307	3.5%

The 3.5% increase in administrative expenses in the first half of 2012 included a 3.1% increase in personnel expenses and a 4.1% increase in other administrative expenses.

In Europe, both the large retail units as well as the UK followed the trend begun in 2011 and decreased administrative expenses in real terms. Of note was the 5.6% fall in Portugal.

In Latin America administrative expenses grew 5.2% year-on-year. This was due to investments and new branches, the new IT platform and the signing of the collective bargaining agreement in Mexico, Brazil and Chile.

In the US, administrative expenses increased 22.9%, reflecting the investments in technology, the sales teams and the regulatory compliance needed to take advantage of the new status of a national bank.

Depreciation and amortization

Depreciation and amortization was €1,040 million for the first half of 2012, a 0.3% or €3 million increase from €1,037 million for the same period in 2011.

Provisions (net)

Net provisions were €935 million for the first half of 2012, a €675 million decrease from €1,610 million for the same period in 2011. During the first half of 2011 Santander UK booked a one-off provision (net of tax) of €620 million related to Payment Protection Insurance (PPI) remediation, in line with what had been done by other British banks. See “Item 4. Legal proceedings – ii. Non-tax-related proceedings”.

Impairment losses (net)

Impairment losses (net) were €9,161 million for the first half of 2012, an 84.3% or €4,190 million increase from €4,971 million for the same period in 2011.

Impairment losses are divided in the income statement as follows:

	First half 2012	First half 2011	Variation	%
	(million of euros)
Impairment losses on financial assets:	9,037	4,877	4,160	85.3%
Loans and receivables	8,970	4,858	4,112	84.6%
Other financial assets not measured at fair value through profit and loss	67	19	48	240.0%
Impairment losses on other assets:	124	94	30	31.9%
Goodwill and other intangible assets	(1)	5	(6)	n/a
Other assets	125	89	36	40.4%

Total impairment losses (net)	9,161	4,971	4,190	84.3%

The €4,112 million increase in net impairment losses on loans and receivables for the six-months period ended June 30, 2012 compared to the six months ended June 30, 2011 reflected a €3,979 million increase in provisions (€9,601 million in the first half of 2012 compared to €5,622 million in the first half of 2011), a €206 million decrease in recoveries of loans previously charged-off (€632 million in the first half of 2012 compared to €838 million in the first half of 2011) and a €73 million decrease in impairment losses of other assets.

The sharp increase in provisions is primarily due to higher provisions for loans to the construction and real estate sector in Spain due to the severe deterioration of this sector during the first half of 2012 and a combination of double digit growth in lending in emerging countries, the rise in NPLs in some countries (mainly Spain, Portugal and Brazil) and the moment of the economic cycle, which still requires additional provisions in some units in developed countries (see “Item 2. Selected Statistical Information—Impaired Balances Ratios”).

Our total allowances for credit losses (excluding country-risk) increased by €2,536 million to €22,197 million at June 30, 2012, from €19,661 million as of December 31, 2011.

Non-performing balances (excluding country-risk) increased by €2,329 million to €34,365 million as of June 30, 2012, compared to €32,036 million as of December 31, 2011. Our coverage ratio was 65% as of June 30, 2012, and 61% as of December 31, 2011. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios” in our 2011 Form 20-F.

The still weak economic growth in some countries is continuing to produce rises in NPLs, linked to both the increase in the Group’s bad and doubtful loans as well as to the slower pace of growth in lending. This rise was partially offset by active management of the portfolio.

Grupo Santander’s NPL ratio was 4.11% at June 30, 2012, 13 basis points more than at the end of March 2012 (+33 basis points since June 2011).

Gains (losses) on disposal of assets not classified as non-current assets held for sale

Net gains on disposal of assets not classified as non-current assets held for sale were €653 million for the first half of 2012, a €640 million increase from €13 million for the same period in 2011 reflecting the capital gains from the sale of Banco Santander Colombia during the first half of 2012.

Gains (losses) on non-current assets held for sale not classified as discontinued operations

Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €393 million for the first half of 2012, a €60 million or 18% increase as compared to €333 million for the same period in 2011. This line item mainly reflects losses on the sale of foreclosed assets.

Income tax

The provision for corporate income tax was €533 million for the first half of 2012, a €991 million decrease from €1,524 million for the same period in 2011. The effective tax rate was 19.9% for the first half of 2012 and 27.7% for the first half of 2011. The reduction in the effective tax rate in 2012 compared to 2011 is primarily due to the sale of Banco Santander Colombia, S.A, a tax exempt transaction according to Spanish law. Had this transaction been taxable, the effective tax rate for the first half of 2012 would have been 26.8%.

Profit from discontinued operations (net)

Loss from discontinued operations was €3 million for the first half of 2012 as compared to €6 million for the same period in 2011. No significant business was discontinued during the first half of 2012.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests was €438 million for the first half of 2012, €37 million decrease from €475 million for the same period in 2011.

Results of Operations by Business Areas

For internal information, Grupo Santander maintained in 2012 the general criteria used in 2011 for geographical and business segmentation, with the following exceptions:

•

The geographic areas of Continental Europe, the UK and Latin America are maintained and one for the US is created which includes Sovereign Bank and Santander Consumer USA, which exits Continental Europe (and, within this area, Santander Consumer Finance in which it was integrated);

•	The consumer business in the UK has been consolidated into Santander UK and exits Continental Europe (and, within this area, Santander Consumer Finance in which it was integrated); and

•

The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 36 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group as a whole.

Had the abovementioned changes been in effect in 2011, the income statement of the geographic and business segments for the six months ended June 30, 2011 would have been affected as follows:

•

Continental Europe: decreases of €881 million in Interest income/(charges), €144 million in Net fees and commissions, €1,018 million in Total income, €165 million in Administrative expense, €352 million in Impairment losses on financial assets (net), €492 million in Operating profit/(loss) before tax and €296 million in Profit attributable to the Parent;

•

United Kingdom: increases of €88 million in Interest income/(charges), €92 million in Total income, €19 million in Administrative expense, €24 million in Impairment losses on financial assets (net), €48 million in Operating profit/(loss) before tax and €35 million in Profit attributable to the Parent; and

•

United States: increases of €793 million in Interest income/(charges), €140 million in Net fees and commissions, €926 million in Total income, €146 million in Administrative expense, €328 million in Impairment losses on financial assets (net), €444 million in Operating profit/(loss) before tax and €261 million in Profit attributable to the Parent.

None of these changes was significant for the business segments.

The figures in the income statements below do not reflect these adjustments with respect to June 2011. However, in order to explain the variations between the results for the six months ended June 30, 2012 and the results for the six months ended June 30, 2011, the explanations below do consider the adjustments when these are significant.

Our results of operations by business areas can be summarized as follows:

First level (geographic):

Continental Europe

	Continental Europe
	Six Months Ended June 30,		Variations
	2012	2011	Amount	(%)
	(in millions of euros)
Interest income / (charges)	4,730	5,261	(531)	(10.1%)
Income from equity instruments	213	172	41	23.8%
Income from companies accounted for using the equity method	18	5	13	260.0%
Net fees and commissions	1,879	2,098	(219)	(10.4%)
Gains/losses on financial assets and liabilities (net)	301	236	65	27.5%
Other operating income/(expenses) (net)	2	69	(67)	(97.1%)
Total income	7,143	7,841	(698)	(8.9%)
Administrative expenses	(2,826)	(2,930)	104	(3.5%)
Personnel expenses	(1,759)	(1,836)	77	(4.2%)
Other general administrative expenses	(1,067)	(1,094)	27	(2.5%)
Depreciation and amortization	(318)	(304)	(14)	4.6%
Provisions	54	(92)	146	n/a
Impairment losses on financial assets (net)	(2,156)	(1,720)	(436)	25.3%
Impairment losses on other assets (net)	(57)	(15)	(42)	280.0%
Gains/(losses) on other assets	(179)	(109)	(70)	64.2%
Operating profit/(loss) before tax	1,661	2,671	(1,010)	(37.8%)
Income tax	(404)	(716)	312	(43.7%)
Profit from continuing operations	1,257	1,955	(698)	(35.7%)
Profit /(loss) from discontinued operations (net)	(3)	(6)	3	(50.0%)
Consolidated profit for the year	1,254	1,949	(695)	(35.7%)
Profit attributable to non-controlling interest	43	75	(32)	(42.7%)
Profit attributable to the Parent	1,211	1,874	(663)	(35.4%)

In the first half of 2012, Continental Europe contributed 27.1% of the profit attributed to the Group’s operating areas. This result includes the perimeter effect of consolidating Bank Zachodni in April 2011 and SEB’s branches in Germany in the first quarter 2011, which had a positive impact of around 4 percentage points in profit attributed to the Group. In addition, there is a negative impact in Continental Europe from the exit of Santander Consumer USA from this business area in 2012 and its inclusion in the United States. The impacts (when relevant) are quantified below.

In a still weak environment and with low interest rates, our strategy continued to be defending spreads on loans and deposits. In volumes, there was a preference for liquidity and deposits in a context of low demand for loans. Additionally, we focused on cost control and risk management, particularly on recoveries.

Interest income / (charges) were €4,730 million for the first half of 2012, a 10.1% or €531 million decrease from €5,261 million for the same period in 2011. After applying the changes in the segmentation criteria to the first half of 2011 for comparison purposes, the variation would have been an 8.0%, or €350 million, increase from €4,380 million for the same period in 2011 with retail networks in Spain performing well, and partly due to SEB’s consolidation in Germany and the entry of Bank Zachodni WBK.

Net fees and commissions were €1,879 million for the first half of 2012, a 10.4% or €219 million decrease from €2,098 million for the same period in 2011 due mainly to drops in Spain in the income from mutual funds and from guaranties.

Gains / (losses) on financial assets and liabilities were €301 million for the first half of 2012, a 27.5% or €65 million increase from €236 million for the same period in 2011. In Banesto and Portugal there was a significant increase mainly from the repurchase of securities while in the other units gains remained flat.

Administrative expenses were €2,826 million for the first half of 2012, a 3.5% or €104 million decrease from €2,930 million for the same period in 2011 and depreciation and amortization was €318 million for the first half of 2012, a 4.6% or €14 million increase from €304 million for the same period of 2011. After applying the changes in the segmentation criteria to the first half of 2011 for comparison purposes, the variation in administrative expenses would have been a 2.1% or €62 million increase from €2,765 million for the same period of 2011 and in depreciation and amortization €22 million increase from €296 million for the same period of 2011. The main reasons for these increases are the consolidation of Bank Zachodni in Poland and SEB’s branches in Germany. In the other main units there was a reduction in expenses.

Impairment losses on financial assets were €2,156 million for the first half of 2012, a €436 million or 25.3% increase from €1,720 million in the same period of 2011 due to higher loan loss provisions in a still difficult economic environment. As of June 30, 2012, the NPL ratio increased 0.9 percentage points to 5.7% from 4.8% a year earlier, while the coverage ratio was 60% (65% in June 2011). The NPL ratio increase was mainly driven by the weak economic situation in Spain and Portugal.

Profit attributable to the Parent was €1,211 million for the first half of 2012, a 35.4% or €663 million decrease from €1,874 million for the same period in 2011 driven mainly by higher provisions in the retail units in Spain.

United Kingdom

	United Kingdom
	Six Months Ended June 30,		Variations
	2012	2011	Amount	(%)
	(in millions of euros)
Interest income / (charges)	1,836	2,131	(295)	(13.8%)
Income from equity instruments	—	—	—	n/a
Income from companies accounted for using the equity method	—	1	(1)	(100.0%)
Net fees and commissions	594	525	69	13.1%
Gains/losses on financial assets and liabilities (net)	237	287	(50)	(17.4%)
Other operating income/(expenses) (net)	14	11	3	18.2%
Total income	2,681	2,955	(274)	(9.3%)
Administrative expenses	(1,189)	(1,098)	(91)	8.3%
Personnel expenses	(731)	(668)	(63)	9.4%
Other general administrative expenses	(458)	(430)	(28)	6.5%
Depreciation and amortization	(185)	(178)	(7)	3.9%
Provisions	(109)	(925)	816	(88.2%)
Impairment losses on financial assets (net)	(441)	(271)	(170)	62.7%
Impairment losses on other assets (net)	—	—	—	n/a
Gains/(losses) on other assets	—	—	—	n/a
Operating profit/(loss) before tax	757	483	274	56.7%
Income tax	(191)	(137)	(54)	39.4%
Profit from continuing operations	566	346	220	63.6%
Profit /(loss) from discontinued operations (net)	—	—	—	n/a
Consolidated profit for the year	566	346	220	63.6%
Profit attributable to non-controlling interest	—	—	—	n/a
Profit attributable to the Parent	566	346	220	63.6%

In the first half of 2012, United Kingdom contributed 12.7% (7.0% in the first half of 2011) of the profit attributed to the Group’s total operating areas. This variation was impacted by the provision of €620 million (net of taxes) for PPI remediation that was recorded in 2011.

Interest income / (charges) were €1,836 million for the first half of 2012, a 13.8% or €295 million decrease from €2,131 million for the first half of 2011, largely due to the negative impacts of the higher cost of funding (both deposits and wholesale funding) and of sustained low interest rates on product spreads.

Net fees and commissions were €594 million for the first half of 2012, a 13.1% increase from €525 million for the first half of 2011 due to a new pricing structure for current accounts, launched in the second quarter of 2011 with overdraft interest charges replaced with a flat fee.

Gains on financial assets and liabilities were €237 million for the first half of 2012, a 17.4% decrease from €287 million for the first half of 2011 due to the impact of lower market activity.

Administrative expenses were €1,189 million for the first half of 2012 as compared to €1,098 million for the same period in 2011. This 8.3% increase reflects the continued investments in Corporate Banking and Global Banking and Markets partially offset by our efforts to cut costs.

Depreciation and amortization increased by €7 million to €185 million in the first half of 2012 from €178 million in the same period in 2011.

Provisions decreased by €816 million to €109 million in the first half of 2012 from €925 million in the same period in 2011 which reflects mainly the one-off provision of €842 million for PPI remediation (€620 million after taxes) that was accounted for in 2011.

Impairment losses on financial assets were €441 million for the first half of 2012, a 62.7% or €170 million increase from €271 million for the same period in 2011. This increase was mainly due to the legacy portfolios (from the acquisition of Alliance & Leicester) in run-off of corporate finance, and other legacy commercial real estate exposures entered into prior to 2009, particularly within the care home and leisure industry sectors. The NPL ratio remained flat at 1.8% when compared to June 2011 while NPL coverage was 40% (41% in June 2011).

Profit attributable to the Parent was €566 million for the first half of 2012, a €220 million increase from €346 million for the same period in 2011 when we accounted a PPI remediation provision. These results were also impacted by the higher cost of funding and the low interest rates on spreads, stable costs and higher impairment losses.

Latin America

	Latin America
	Six Months Ended June 30,		Variations
	2012	2011	Amount	(%)
	(in millions of euros)
Interest income / (charges)	9,204	8,042	1,162	14.4%
Income from equity instruments	30	40	(10)	(25.0%)
Income from companies accounted for using the equity method	94	3	91	n/a
Net fees and commissions	2,546	2,519	27	1.1%
Gains/losses on financial assets and liabilities (net)	545	709	(164)	(23.1%)
Other operating income/(expenses) (net)	(189)	(85)	(104)	122.4%
Total income	12,230	11,228	1,002	8.9%
Administrative expenses	(4,063)	(3,864)	(199)	5.2%
Personnel expenses	(2,313)	(2,178)	(135)	6.2%
Other general administrative expenses	(1,750)	(1,686)	(64)	3.8%
Depreciation and amortization	(412)	(440)	28	(6.4%)
Provisions	(550)	(495)	(55)	11.1%
Impairment losses on financial assets (net)	(3,767)	(2,725)	(1,042)	38.2%
Impairment losses on other assets (net)	1	(16)	17	n/a
Gains/(losses) on other assets	46	5	41	n/a
Operating profit/(loss) before tax	3,485	3,693	(208)	(5.6%)
Income tax	(797)	(840)	43	(5.1%)
Profit from continuing operations	2,688	2,853	(165)	(5.8%)
Profit /(loss) from discontinued operations (net)	—	—	—	n/a
Consolidated profit for the year	2,688	2,853	(165)	(5.8%)
Profit attributable to non-controlling interest	448	396	52	12.9%
Profit attributable to the Parent	2,240	2,457	(217)	(8.8%)

In the first half of 2012, Latin America contributed 50.1% of the profit attributed to Group’s total operating areas.

The growth rate of the economies in which Santander operates in Latin America continued to decelerate in the first quarter of 2012 to 2.9% year-on-year from 3.1% at the end of 2011.

The evolution of results in euros is affected by average exchange rates. In general terms, Latin American currencies depreciated against the dollar between the first half of 2011 and the same period of 2012, while the dollar, the reference currency in Latin America, appreciated 8.2% against the euro. In average terms, the Brazilian real fell against the euro from 2.29 to 2.41, the Mexican peso fell from 16.7 to 17.2 and the Chilean peso appreciated from 667 to 638. In addition, medium and short-term interest rates, based on the region’s average weighted rate, dropped between the first half of 2011 and the same period of 2012.

Interest income / (charges) were €9,204 million for the first half of 2012, a 14.4% or €1,162 million increase from €8,042 million for the same period in 2011. This increase was due to higher volumes and improved management of spreads.

Net fees and commissions were €2,546 million for the first half of 2012, a 1.1% or €27 million increase from €2,519 million for the same period in 2011 driven by transaction banking, administration of accounts and cards.

Gains / (losses) on financial assets and liabilities were €545 million for the first half of 2012, a 23.1% decrease from €709 million for the same period in 2011 due to the lack of non-recurring profits.

Administrative expenses were €4,063 million for the first half of 2012, a 5.2% or €199 million increase from €3,864 million for the same period in 2011. This growth was mainly due to new business projects and renegotiating commissions and collective bargaining agreements.

Depreciation and amortization decreased by €28 million to €412 million in the first half of 2012 from €440 million in the same period in 2011.

Provisions increased by €55 million to €550 million in the first half of 2012 from €495 million in the same period in 2011.

Impairment losses on financial assets were €3,767 million for the first half of 2012, a 38.2% or €1,042 million increase from €2,725 million for the same period in 2011 due to the double digit growth in lending and the moderate rise in NPLs in some markets. The NPL ratio was 5.1% at June 30, 2012 (4.2% a year earlier) while NPL coverage was 90% (105% in June 30, 2011).

Profit attributable to the Parent was €2,240 million for the first half of 2012, an 8.8% or €217 million decrease from €2,457 million for the same period in 2011. Both Retail and Global Wholesale Banking’s attributable profit decreased mainly due to the increase in impairment losses.

United States

	United States
	Six Months Ended June 30,		Variations
	2012	2011	Amount	(%)
	(in millions of euros)
Interest income / (charges)	857	843	14	1.7%
Income from equity instruments	9	—	9	n/a
Income from companies accounted for using the equity method	178	—	178	n/a
Net fees and commissions	193	189	4	2.1%
Gains/losses on financial assets and liabilities (net)	136	63	73	115.9%
Other operating income/(expenses) (net)	(32)	(31)	(1)	6.5%
Total income	1,341	1,064	277	26.0%
Administrative expenses	(505)	(411)	(94)	22.9%
Personnel expenses	(276)	(231)	(45)	19.5%
Other general administrative expenses	(229)	(180)	(49)	27.2%
Depreciation and amortization	(66)	(53)	(13)	24.5%
Provisions	(39)	(42)	3	(7.1%)
Impairment losses on financial assets (net)	(150)	(179)	29	(16.2%)
Impairment losses on other assets (net)	(11)	(8)	(3)	37.5%
Gains/(losses) on other assets	3	—	3	n/a
Operating profit/(loss) before tax	573	371	202	54.4%
Income tax	(117)	(115)	(2)	1.7%
Profit from continuing operations	456	256	200	78.1%
Profit /(loss) from discontinued operations (net)	—	—	—	n/a
Consolidated profit for the year	456	256	200	78.1%
Profit attributable to non-controlling interest	—	—	—	n/a
Profit attributable to the Parent	456	256	200	78.1%

In the first half of 2012, the United States contributed 10.2% of the profit attributed to Group’s total operating areas as compared to 5.2% in the first half of 2011.

Grupo Santander conducted its business in the United States in an environment of moderate growth, fuelled by consumer business and the housing sector, although the latest indicators point to a slight slowdown. In this environment, the Federal Reserve held its low interest rates and implemented other unconventional stimulus measures.

On December 31, 2011, SCUSA increased its capital to allow in new shareholders. This reduced our stake from 91.5% to around 65%. Santander Holding USA, Inc (SHUSA) entered into a shareholders agreement with these shareholders under which, among other things, they were given representation on the board of SCUSA and a voting system was established so that strategic, financial and operating, and other significant decisions associated with the ordinary management of SCUSA are subject to the joint approval of Grupo Santander and said shareholders. As a result, SCUSA is subject to the joint control of all of them and we no longer consolidate the company. Instead our stake in it is accounted for by the equity method. In the information published in 2011, these results were integrated into Santander Consumer Finance in Continental Europe.

Interest income/(charges) were €857 million for the first half of 2012, a 1.7% or €14 million increase from €843 million for the same period in 2011. After applying the changes in the segmentation criteria to the first half of 2011 for comparison purposes, the variation would have been a 47.6% or €780 million decrease from €1,636 million for the same period in 2011. This decrease reflects mainly the deconsolidation of SCUSA and, to a lesser extent, lower long-term interest rates and the reduction of the non-strategic portfolio.

Income from companies accounted for using the equity method was €178 million for the first half of 2012. As explained above, we include in this line item the results obtained from our stake in SCUSA.

Net fees and commissions were €193 million for the first half of 2012, a 2.1% or €4 million increase from €189 million for the same period in 2011. After applying the changes in the segmentation criteria to the first half of 2011 for comparison purposes, the variation would have been a 41.3% or €136 million decrease from €329 million for the same period in 2011 mainly due to the deconsolidation of SCUSA.

Administrative expenses were €505 million for the first half of 2012, a 22.9% or €94 million increase from €411 million for the same period in 2011. After applying the changes in the segmentation criteria to the first half of 2011 for comparison purposes, the variation would have been a 9.3% or €52 million decrease from €557 million for the same period in 2011. This growth reflects the investments in technology, the sales teams and the regulatory compliance needed to take advantage of the new status of a national bank obtained in January 2012. This growth was offset by the deconsolidation of SCUSA.

Impairment losses on financial assets were €150 million for the first half of 2012, a 16.2% or €29 million decrease from €179 million for the same period in 2011. After applying the changes in the segmentation criteria to the first half of 2011 for comparison purposes, the variation would have been a 70.4% or €357 million decrease from €507 million for the same period in 2011 due to the deconsolidation of SCUSA together with improvement in credit quality and lower NPLs. As of June 30, 2012, the NPL ratio was 2.3% (3.8% in June 2011) and the coverage ratio was 113% (85% in June 2011).

Profit attributable to the Parent was €456 million for the first half of 2012, a €200 million increase from €256 million for the same period in 2011. After applying the changes in the segmentation criteria to the first half of 2011 for comparison purposes, the variation would have been a €61 million decrease from €517 million for the same period in 2011 driven by the reduction in our stake in SCUSA.

Corporate Activities

	Corporate Activities
	Six Months Ended June 30,		Variations
	2012	2011	Amount	(%)
	(in millions of euros)
Interest income / (charges)	(1,128)	(1,125)	(3)	0.3%
Income from equity instruments	24	21	3	14.3%
Income from companies accounted for using the equity method	(34)	2	(36)	n/a
Net fees and commissions	(22)	(8)	(14)	175.0%
Gains/losses on financial assets and liabilities (net)	266	85	181	212.9%
Other operating income/(expenses) (net)	56	75	(19)	(24.0%)
Total income	(838)	(950)	112	(11.8%)
Administrative expenses	(418)	(391)	(27)	6.9%
Personnel expenses	(149)	(158)	9	(5.7%)
Other general administrative expenses	(269)	(233)	(36)	15.9%
Depreciation and amortization	(58)	(61)	3	(4.9%)
Provisions	(292)	(57)	(235)	412.3%
Impairment losses on financial assets (net)	(2,524)	17	(2,541)	n/a
Impairment losses on other assets (net)	(57)	(55)	(2)	3.6%
Gains/(losses) on other assets	390	(217)	607	n/a
Operating profit/(loss) before tax	(3,797)	(1,714)	(2,083)	121.5%
Income tax	975	285	690	242.1%
Profit from continuing operations	(2,822)	(1,429)	(1,393)	97.5%
Profit /(loss) from discontinued operations (net)	—	—	—	n/a
Consolidated profit for the year	(2,822)	(1,429)	(1,393)	97.5%
Profit attributable to non-controlling interest	(52)	4	(56)	n/a
Profit attributable to the Parent	(2,770)	(1,433)	(1,337)	93.3%

This area covers a series of centralized activities and acts as the Group’s holding. Therefore, it manages all equity (capital and reserves of all the units) and determines the allocation of it to each of the units.

Interest income / (charges) were a loss of €1,128 million for the first half of 2012, nearly flat as compared to a loss of €1,125 million for the same period in 2011. This negative figure was largely due to the higher cost of credit of issues in wholesale markets.

Gains / (losses) on financial assets and liabilities were €266 million for the first half of 2012, a €181 million increase from €85 million for the same period in 2011. These gains, which include those from centralized management of interest rate and currency risk of the Parent bank as well as from equities, increased due to the positive results from the disposal of a small financial stake in 2012 and from those originated in financial assets available for sale, compared to the negative impact in 2011 of the exchange rate differences in the payment of dividends and portfolio valuations.

Administrative expenses were €418 million for the first half of 2012, a €27 million increase from €391 million for the same period in 2011 as a result of the rise in general expenses as personnel cost declined by 5.7%.

Depreciation and amortization costs were €58 million for the first half of 2012, a €3 million decrease from €61 million for the same period in 2011.

Provisions were €292 million for the first half of 2012, a €235million increase from €57 million for the same period in 2011 due to provisions for foreclosures (properties and land).

Impairment losses on financial assets were €2,524 million for the first half of 2012 as compared to releases of €17 million for the same period in 2011. The main reason for this strong increase is the deterioration of the real estate segment in Spain.

Exposure to the real estate industry has taken on particular importance for Spanish financial institutions since 2008 due to a slowdown in sales, an increase in defaults, the difficulties experienced by companies related to the real estate industry in accessing credit and a fall in property prices. Accordingly, in 2009 the Group created a specialized corporate area that encompasses the entire life cycle of these transactions, including commercial management, legal processes, court procedures and recovery management, among others. This area manages the Group’s entire exposure to the property development and construction industry in Spain (including loans and non-current assets held for sale). As this area reports to Group senior management (see Item 11 of our 2011 Form 20-F for more detailed information), it is considered to belong to the Corporate Activities segment and is no longer considered attributable to the segment that gave rise to it. See “Item 2. Selected Statistical Information – Impaired Balances Ratios” for more detailed information.

Gains / (losses) on other assets were a gains of €390 million for the first half of 2012, a €607 million increase from a loss of €217 million for the same period in 2011, mainly due €884 million capital gains from the sale of Banco Santander Colombia in the first half of 2012 partially offset by losses from the sale of foreclosures (property and land).

Profit attributable to the Parent was a loss of €2,770 million for the first half of 2012, as compared to a loss of €1,433 million in the first half of 2011. This area’s results were more negative than in the first half of 2011 mainly due to the impairment losses in Spain recorded in the first half of 2012 as explained above.

Second level (business):

Retail Banking

	Retail Banking
	Six Months Ended June 30,		Variations
	2012	2011	Amount	(%)
	(in millions of euros)
Interest income / (charges)	15,327	14,926	401	2.7%
Income from equity instruments	66	69	(3)	(4.3%)
Income from companies accounted for using the equity method	212	9	203	n/a
Net fees and commissions	4,400	4,487	(87)	(1.9%)
Gains/losses on financial assets and liabilities (net)	711	753	(42)	(5.6%)
Other operating income/(expenses) (net)	(330)	(284)	(46)	15.8%
Total income	20,386	19,960	426	2.1%
Administrative expenses	(7,710)	(7,407)	(303)	4.1%
Personnel expenses	(4,523)	(4,342)	(181)	4.2%
Other general administrative expenses	(3,187)	(3,065)	(122)	4.0%
Depreciation and amortization	(887)	(888)	1	(0.1%)
Provisions	(592)	(1,538)	946	(61.5%)
Impairment losses on financial assets (net)	(6,377)	(4,806)	(1,571)	32.7%
Impairment losses on other assets (net)	(55)	(29)	(26)	89.7%
Gains/(losses) on other assets	(129)	(102)	(27)	26.5%
Operating profit/(loss) before tax	4,636	5,190	(554)	(10.7%)
Income tax	(994)	(1,246)	252	(20.2%)
Profit from continuing operations	3,642	3,944	(302)	(7.7%)
Profit /(loss) from discontinued operations (net)	(4)	(6)	2	(50.0%)
Consolidated profit for the year	3,638	3,938	(300)	(7.6%)
Profit attributable to non-controlling interest	371	330	41	12.7%
Profit attributable to the Parent	3,267	3,608	(341)	(9.5%)

The Group’s Retail Banking segment generated 73.0% of the profit attributed to Group’s total operating areas in the first half of 2011.

Results were negatively impacted by the perimeter effect due to the net between the positive impact of the consolidation of Bank Zachodni WBK in Poland and the SEB business in Germany and the negative effect of the deconsolidation of SCUSA and the higher minority interests. The evolution of exchange rates during the period had almost no impact.

Interest income / (charges) was €15,327 million for the first half of 2012, a 2.7% or €401 million increase from €14,926 million for the same period in 2011, a slow pace of growth due to the global economic environment.

Income from companies accounted for using the equity method was €212 million for the first half of 2012 as compared to €9 million for the first half of 2011. As explained above, we include in this line item the results obtained from our stake in SCUSA.

Net fees and commissions were €4,400 million for the first half of 2012, a 1.9% or €87 million decrease from €4,487 million for the same period in 2011.

Gains / (losses) on financial assets and liabilities were €711 million for the first half of 2012, a 5.6% or €42 million decrease from €753 million for the same period in 2011.

Administrative expenses were €7,710 million for the first half of 2012, a 4.1% or €303 million increase from €7,407 million for the same period in 2011 due to the launch of new commercial projects and the increase in installed capacity.

Depreciation and amortization costs were €887 million for the first half of 2012, a €1 million decrease from €888 million for the same period in 2011.

Provisions were €592 million for the first half of 2012, a €946 million decrease from €1,538 million for the same period in 2011 due to the €842 million one-off provision for PPI remediation (€620 million after taxes) booked in the UK in 2011.

Impairment losses on financial assets (net) were €6,377 million for the first half of 2012, a 32.7% or €1,571 million increase from €4,806 million for the same period in 2011. This increase was mainly driven by (i) growth in loan loss provisions in Spain due to the worsening economic situation in the first six months of 2012, including a contraction of the economy, which fell into recession; (ii) increased provisions in the rest of Europe mainly due to the rise in the NPL ratio in Portugal, the result of an economic cycle heading towards contraction, with falling domestic demand and private consumption, and to the increase in the United Kingdom, caused primarily by the growth in lending; and (iii) growth in provisions in Brazil as a result of the increased volume of total lending and a slight rise in non-performing loans.

Profit attributable to the Parent was €3,267 million for the first half of 2012, a 9.5% or €341 million decrease from €3,608 million for the same period in 2011.

The performance by geographic areas reflects the varying economic environments, with lower growth in developed economies and a better macroeconomic environment in emerging countries.

The results from Retail Banking in Continental Europe benefited from the consolidation of Bank Zachodni WBK in Poland and SEB’s business in Germany. Attributable profit fell 27.4% because of the increase in provisions.

Attributable profit in the UK registered growth of 70%. Although total income was lower, hard hit by the higher cost of funding, low interest rates and higher provisions, this was offset as regards the year-on-year comparison by the recording in the second quarter of 2011 of a provision for payment protection insurance remediation (PPI).

Retail banking in Latin America registered double digit growth in total income and costs stabilized while attributable profit decreased by 6.8% due to higher provisions and higher minority interests.

Global Private Banking includes institutions that specialize in financial advisory and asset management for high-income clients (Banco Banif in Spain, Santander Private Banking in the UK, Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks. Despite the instability in the euro zone, particularly in Spain and Portugal, total assets under management were higher. Of note was the growth in Italy, Brazil and Chile, the result of more efficient management. Assets under management at the end of June 2012 were €96.2 billion. Attributable profit was €106 million (+4.0%). Total income, despite the increased cost of funds, was higher but was partially absorbed by higher loan-loss provisions.

Global Wholesale Banking

	Global Wholesale Banking
	Six Months Ended June 30,		Variations
	2012	2011	Amount	(%)
	(in millions of euros)
Interest income / (charges)	1,241	1,207	34	2.8%
Income from equity instruments	187	143	44	30.8%
Income from companies accounted for using the equity method	—	—	—	n/a
Net fees and commissions	625	656	(31)	(4.7%)
Gains/losses on financial assets and liabilities (net)	505	532	(27)	(5.1%)
Other operating income/(expenses) (net)	3	—	3	n/a
Total income	2,561	2,538	23	0.9%
Administrative expenses	(736)	(742)	6	(0.8%)
Personnel expenses	(479)	(486)	7	(1.4%)
Other general administrative expenses	(257)	(256)	(1)	0.4%
Depreciation and amortization	(75)	(70)	(5)	7.1%
Provisions	(38)	(5)	(33)	n/a
Impairment losses on financial assets (net)	(135)	(90)	(45)	50.0%
Impairment losses on other assets (net)	(12)	(10)	(2)	20.0%
Gains/(losses) on other assets	1	—	1	n/a
Operating profit/(loss) before tax	1,566	1,621	(55)	(3.4%)
Income tax	(442)	(425)	(17)	4.0%
Profit from continuing operations	1,124	1,196	(72)	(6.0%)
Profit /(loss) from discontinued operations (net)	—	—	—	n/a
Consolidated profit for the year	1,124	1,196	(72)	(6.0%)
Profit attributable to non-controlling interest	106	114	(8)	(6.1%)
Profit attributable to the Parent	1,018	1,082	(64)	(5.9%)

The Global Wholesale Banking segment generated 22.7% of the operating areas’ total profit attributable to the Group in the first half of 2012. In 2012, Santander Global Banking & Markets continued to maintain the main drivers of its business model: focus on the client, integral focus of business (global reach and interconnection with local units), rigorous management of risk and profitable use of capital and liquidity.

After a good start to the year, the second quarter saw significant levels of volatility and uncertainty due to the deterioration of the euro zone crisis, which made management of the area’s liquidity and capital more demanding, particularly in Continental Europe. The market and risk management environment significantly conditioned business activity.

Interest income / (charges) were €1,241 million for the first half of 2012, a 2.8% or €34 million increase from €1,207 million for the same period in 2011.

Net fees and commissions were €625 million for the first half of 2012, a 4.7% or €31 million decrease from €656 million for the same period in 2011 reflecting the lower market and issuance activity, particularly in Europe.

Gains / (losses) on financial assets and liabilities decreased by 5.1% to €505 million in the first half of 2012 from €532 million for the same period in 2011 affected by the weakness and tensions in markets, particularly in Europe.

Administrative expenses were €736 million for the first half of 2012, a 0.8% or €6 million decrease from €742 million for the same period in 2011. The investments made in the first half of 2011 in equipment and technology in order to attain leadership positions in our core markets stabilized in the first half of 2012.

Impairment losses on financial assets were €135 million for the first half of 2012 as compared to €90 million for the same period in 2011 reflecting a further deterioration of the economic environment in some regions.

Profit attributable to non-controlling interests was €106 million for the first half of 2012, with no significant variation as compared to €114 million for the same period in 2011.

Profit attributable to the Parent was €1,018 million for the first half of 2012, a 5.9% or €64 million decrease from €1,082 million for the same period in 2011 affected by tensions in markets and higher provisions.

The growth in client revenues was underpinned by the solid performance of the UK (+24%) and the US (+125%). Sovereign continues growing towards its natural market share in wholesale business. On the other hand, revenue from Continental Europe decreased 2%, with Spain down 4%. Latin America’s contribution (-3%) was lower due to the discontinuation of some transactional banking businesses in Brazil (-5%), which was only partially offset by the rest of the region’s markets, particularly Mexico, where revenues increased 5%.

Asset Management and Insurance

	Asset Management and Insurance
	Six Months Ended June 30,		Variations
	2012	2011	Amount	(%)
	(in millions of euros)
Interest income / (charges)	59	144	(85)	(59.0%)
Income from equity instruments	—	—	—	n/a
Income from companies accounted for using the equity method	78	—	78	n/a
Net fees and commissions	188	189	(1)	(0.5%)
Gains/losses on financial assets and liabilities (net)	2	9	(7)	(77.8%)
Other operating income/(expenses) (net)	120	248	(128)	(52.0%)
Total income	447	590	(143)	(24.2%)
Administrative expenses	(137)	(154)	17	(11.0%)
Personnel expenses	(78)	(86)	8	(9.3%)
Other general administrative expenses	(59)	(68)	9	(13.2%)
Depreciation and amortization	(18)	(18)	—	0.0%
Provisions	(15)	(10)	(5)	50.0%
Impairment losses on financial assets (net)	(2)	—	(2)	n/a
Impairment losses on other assets (net)	—	—	—	n/a
Gains/(losses) on other assets	(1)	—	(1)	n/a
Operating profit/(loss) before tax	274	408	(134)	(32.8%)
Income tax	(72)	(138)	66	(47.1%)
Profit from continuing operations	202	270	(68)	(25.2%)
Profit /(loss) from discontinued operations (net)	—	—	—	n/a
Consolidated profit for the year	202	270	(68)	(25.2%)
Profit attributable to non-controlling interest	12	27	(15)	(55.6%)
Profit attributable to the Parent	190	243	(53)	(21.8%)

In the first half of 2012, this segment generated 4.2% of the operating areas’ total attributable profit.

The results were impacted by the sale of 51% of the Latin America insurance business to Zurich, under the global agreement reached during the fourth quarter of 2011, which meant recording the contribution of these companies by the equity method.

The area generated for the Group total revenues including those recorded by the distribution networks (and therefore accounted for in the Retail Banking segment) of €2,074 million, 6.0% less than in the first half of 2011.

Interest income for the first half of 2012 was €59 million, a €85 million decrease from €144 million for the same period in 2011.

Income from companies accounted for using the equity method was €78 million for the first half of 2012 reflecting the results from our remaining stake in the Latin America insurance business.

Net fees and commissions for the first half of 2012 decreased by 0.5% to €188 million from €189 million for the same period in 2011.

Administrative expenses were €137 million for the first half of 2012, an 11.0% decrease from €154 million for the same period in 2011, reflecting the area’s effort to control costs together with the effect of the partial sale of the Latin America insurance business.

Profit attributable to the Parent was €190 million for the first half of 2012, a 21.8% or €53 million decrease from €243 million for the same period in 2011.

Santander Asset Management generated profit attributable to the Parent of €32 million for the first half of 2012, 28.6% less than the first half of 2011.

The total contribution to profits for the Group (profit before tax plus fees paid to the networks) was €515 million, 8.1% less than in the first half of 2011. This was due to the weakness of markets because of uncertainty over Spain and the euro zone, which broke the recovery trend seen at the start of the year and led to a larger fall in total revenues.

The total volume of managed funds in the second quarter fell to €137.5 billion, 1% less than a year earlier. The reduction was due to growing competition from other forms of saving combined with the fall in markets in the second quarter. Of the total volume managed, €107 billion were mutual funds and pension funds, €7 billion client portfolios other than mutual funds and institutional mandates, and more than €23 billion of management mandates on behalf of other units of the Group.

Santander Insurance generated profit attributable to the Parent in the first half of 2012 of €157 million, 22.6% less than in the same period of 2011 impacted by the sale of 51% of the insurers, which reduced their contribution by the equity accounted method by €64 million.

The insurance business generated for the Group total revenues (income before taxes of insurers and brokers plus fee income received by the networks and accounted for in the Retail Banking segment) of €1,386 million (-6.5% year-on-year).

Financial Condition

Assets and Liabilities

Our total assets were €1,292,677 million at June 30, 2012, a 3.3% or €41,151 million increase from total assets of €1,251,526 million at December 31, 2011. Our gross loans and advances to customers (which include corporate clients, individual clients and government and public entities) were €787,687 million as of June 30, 2012, a 2.4% or €18,651 million increase from €769,036 million as of December 31, 2011. Lending to the public sector increased 43% year-on-year and lending to other resident sectors dropped 9%. The fall was more significant in the mortgage portfolio and other credits, which declined 12% and 6.7%, respectively. Lending to the non-resident sector grew 11%, due to the growth in UK and Latin America.

Customer deposits, which are basically deposits from clients and securities sold to clients under agreements to repurchase them, increased by 1.8% from €632,533 million at December 31, 2011, to €644,009 million at June 30, 2012. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 4.8% from €131,456 million at December 31, 2011, to €125,183 million at June 30, 2012.

We also give strategic importance to maintaining a strong presence in institutional investor markets. Various units issued in the first half of 2012 €9,240 million and €7,342 million of senior debt and mortgage-backed securities, respectively.

With respect to securitizations, the Group’s subsidiaries issued a total of €9,380 million during the first half of 2012.

Issues of senior debt, mortgage-backed securities and subordinated debt that matured in the first half had countervalues of €15,579 million, €2,557 million and €595 million, respectively.

This capturing of stable funds, via deposits and issues, combined with the trend of reduced growth in lending, has enabled the loan-to-deposit ratio to stabilize at 117%, unchanged from the end of 2011 and +1% from June 2011.

Total goodwill was €25,136 million at the end of June 2012, €1,391 million less than a year earlier due to the impairment of €601 million of the Santander Totta’s goodwill, the deconsolidation of Santander Consumer USA (equity method) and the evolution of exchange rates, especially in Brazil.

Capital

Stockholders’ equity, net of treasury stock, at June 30, 2012 was €73,637 million, a decrease of €2,777 million or 3.6% from €76,414 million at December 31, 2011. The increases in reserves and in capital stock were offset by higher negative valuation adjustments during the first half of 2012.

With respect to capital ratios, Grupo Santander’s eligible stockholders’ equity was €67,160 million at June 30, 2012 (€22,472 million surplus over the minimum required by the Bank of Spain). In accordance with the criteria of the Bank for International Settlements (BIS II), at June 30, 2012, the BIS II ratio was 13.50%, Tier I 11.01% and core capital 10.10% (as compared to 13.56%, 11.01% and 10.02%, respectively, at December 31, 2011).

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk —Procedures for Measuring and Managing Market Risk”.

Sources of funding

As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we seek to complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.

At June 30, 2012, we had outstanding €208.6 billion of senior debt, of which €107.0 billion were mortgage bonds and €19.7 billion were promissory notes. Additionally, we had €22.4 billion in outstanding subordinated debt (which includes €5.0 billion preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances for the first six months of 2012 and 2011 of our principal sources of funds:

	As of June 30,
	2012	2011
	(in millions of euros)
Due to credit entities	151,872	146,814
Customer deposits	642,584	613,513
Marketable debt securities	204,388	195,340
Subordinated debt	22,841	27,786

Total	1,021,685	983,453

The average maturity of our outstanding debt as of June 30, 2012 was the following:

• Senior debt	3.5 years
• Mortgage debt	13.4 years
• Dated subordinated debt	10.6 years

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of debt financing, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook
Moody’s	Baa2	P-2	Negative
Standard & Poor’s	BBB	A-2	Negative
Fitch Ratings	BBB+	F2	Negative
DBRS	A	R-1 (low)	Negative

The Group’s long-term debt is currently rated investment grade by the major rating agencies (Baa2 by Moody’s Investors Service España, S.A., BBB by Standard & Poor’s Ratings Services and BBB+ by Fitch Ratings Ltd.) with negative outlook due to the difficult economic environment in Spain. All three agencies downgraded the Group’s rating in October 2011 together with that of the main Spanish banks, due to the tougher-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets. Additionally, Fitch Ratings Ltd. downgraded the Group’s rating in February and June 2012, Standard & Poor’s downgraded the Group’s rating in February, April and October 2012, and Moody’s Investors Service España, S.A. downgraded the Group’s rating in May and June 2012. The Parent bank is the only bank in Spain whose rating by the three main agencies is higher than that of the Spanish sovereign debt.

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €564.7 billion at June 30, 2012. Loans and advances to customers (gross) totaled €787.7 billion at the same date.

We remain well-placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.

We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.

We are a European, Latin American and North American financial group. Although at this moment we are not aware of any material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of June 30, 2012 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures, except for the agreement to combine our Polish banking subsidiaries, Bank Zachodni WBK S.A. and Kredyt Bank S.A. (see Item 6. Recent Events – Acquisitions, Dispositions, Reorganizations and Other Recent Events).

C. Research and development, patents and licenses, etc.

We do not currently conduct any significant research and development activities.

D. Trend information

The global financial services sector is likely to remain competitive with a large number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Group or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•

a continued downturn in the Spanish and the United Kingdom real estate markets, and a corresponding increase in mortgage defaults, which could impact our NPL and decrease consumer confidence and disposable income;

•

uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;

•	the continued effect of the global economic slowdown on Europe and the US and fluctuations in local interest and exchange rates;

•	continued changes in the macroeconomic environment, such as sustained unemployment above historical levels, could further deteriorate the quality of our customers’ credit;

•

increases in our cost of funding, partially as a result of the fragility of the Spanish, Portuguese, Irish, Italian and Greek economies, could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	the effects of withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits;

•	continued instability and volatility in the financial markets;

•	a drop in the value of the euro relative to the US dollar, the sterling pound or Latin American currencies;

•	inflationary pressures, particularly in Latin America, because of the effect they may have in relation to increases of interest rates and decreases of growth;

•	increased consolidation of the global financial services sector, which could further reduce our spreads;

•

although it is foreseeable that entry barriers to domestic markets in Europe will eventually be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks;

•	increased regulation, government intervention and new laws prompted by the financial crisis which could change our industry and require us to modify our businesses or operations; and

•

the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management.

E. Off-balance sheet arrangements

As of June 30, 2012 and December 31, 2011, we had the following outstanding contingent liabilities and commitments:

	June 30, 2012	December 31, 2011
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	12,840	15,417
Irrevocable documentary credits	2,917	2,978
Other guarantees	31,797	29,093
Other contingent liabilities	645	554

Total contingent liabilities	48,199	48,042

Commitments:
Balances drawable by third parties	185,897	181,559
Other commitments	17,773	13,823

Total commitments	203,670	195,382

Total contingent liabilities and commitments	251,869	243,424

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2012 and December 31, 2011:

	June 30, 2012	December 31, 2011
	(in millions of euros)
Mutual funds	97,683	102,611
Pension funds	9,436	9,645
Other managed funds	18,064	19,200

Total	125,183	131,456

Relationship with unconsolidated companies

We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to IFRS-IASB, these investments in associated companies are accounted for using the equity method.

Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities.

Also, in our securitization activity we use special purpose vehicles (fondos de titulización) that are consolidated in the Group’s financial statements. According to the IFRS, only those vehicles that meet certain requirements can be consolidated. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans to some of these special purpose vehicles, which are provisioned in accordance with the risks involved.

In the ordinary course of business, Santander UK enters into securitization transactions using special purpose securitization companies which are consolidated and included in Santander UK’s financial statements. Santander UK is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Santander UK has made some interest bearing subordinated loans to these securitization companies.

We do not have transactions with un-consolidated entities other than the aforementioned ones.

We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at June 30, 2012:

Contractual obligations

(in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 year but less than 5 years	More than 5 years	Total
Deposits from credit institutions	77,929	13,043	47,037	190	138,199
Customer deposits	503,962	63,530	14,357	9,420	591,269
Marketable debt securities	48,624	55,710	36,264	61,705	202,303
Subordinated debt	309	2,774	3,316	16,009	22,408
Liabilities under insurance contracts (1)	—	—	—	425	425
Operating lease obligations	320	605	548	2,243	3,716
Capital lease obligations	(130)	28	7	77	(18)
Purchase obligations	2	8	4	4	18
Other long-term liabilities (2)	—	—	—	8,525	8,525
Contractual interest payments (3)	10,190	13,431	19,397	59,930	102,948

Total	641,206	149,129	120,930	158,528	1,069,793

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations.
(3)	Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2011 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and nearly 58% of the Group’s total loan portfolio is secured (in most cases, by real estate).

Mortgages to individuals represent approximately 40% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the UK, and are principal residence mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an acceptable coverage ratio. This low risk profile allows us to envisage a relatively minor impact at Group level and a low final estimated loss.

In Spain, at June 30, 2012, the loan portfolio and thus its risk profile mainly comprises primary residence loans, with an average loan to value ratio (LTV) of 54% (51% at June 30, 2011) and an affordability rate of 29% (unchanged from June 30, 2011) under management criteria. Residential mortgages account for 26% of the total credit risk portfolio in Spain, of which 88% had a LTV upon origination under 80%.

All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk and affordability.

In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan installments taking into consideration other income that the customer may receive. In addition, the analyst must decide if the customer’s income will be stable over the term of the loan.

We define the affordability rate as the index that measures the financial ability of the family unit calculated as follows: (Monthly payments corresponding to the requested transaction + monthly payments for other loans) / (Net monthly salary + other monthly justified income).

This ratio is considered predictive of the customer’s payment capacity. The ratio indicates the percentage of a customer’s income that is currently available to repay debt obligations. For this reason, it is included as part of our credit policy in the application process for the mortgage portfolio and is used either as a minimum acceptance criteria or in prescriptive analyses (decision trees/ rules/ decision models).

The UK’s mortgage portfolio is focused on primary residence mortgages with high quality risk in terms of LTV (53% as of June 30, 2012). The mortgages with the highest risk profile (buy-to-let) account for a small percentage of the total (less than 1%).

Due to the economic downturn, the portfolio of loans to real estate developers has been significantly reduced, especially in Spain. At June 30, 2012, it accounted for less than 1% of the Group’s total portfolio. The Group’s risk policies stipulate that these loans should be granted not just based on the quality of the projects but also on the credit quality of the clients. Loans to construction and property development companies with real estate purpose in Spain have also been reduced during the first half of 2012 to 2.4% of the Group’s total portfolio.

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business:

a)	Medium-low risk profile of the portfolio

Our risk profile is characterized by the prevalence of primary residence loans and a relatively high affordability rate at the time of the loan approval, which leads to a medium-low risk profile for the mortgage portfolio. This is due to the establishment of risk management frameworks and policies that reflect our risk management principles.

In addition to the tasks performed by the internal auditing division, the risk unit has a specific risk monitoring function for adequate credit quality control with local and global teams.

b)	Suspended accrual interest of non-performing past-due assets

Balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that we may initiate to seek collection.

c)	Allowances for credit losses and internal model

As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models have not yet been approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our 2011 Form 20-F, and are subject to continuing review by the Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each of the three years ending December 31, 2011.

Declines in Collateral Value

Declines in collateral value are not relevant in our portfolio given that Spanish residential mortgages with LTV in excess of 80% amount to only approximately 2% of the total Group’s lending as of June 30, 2012. When a mortgage with these characteristics is authorized, the Group’s polices establish that the client must provide additional guarantees such as more properties, insurance coverage or others.

Other

The still weak situation in some markets observed during the first half of 2012 continues to have a negative effect on the evolution of non-performing loans and the cost of credit. This effect was softened by prudent risk management which kept non-performing loan and coverage ratios at reasonable levels. Both ratios compare well with those of our competitors.

We use credit derivatives to cover loans and trading transactions. The volume of this activity is small compared to that of our peers and is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 5. Quantitative Analysis About Market Risk—Quantitative analysis—D. Exposures related to complex structured assets”.

Item 4

Legal proceedings

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine amounts to be provided as our best estimate of the expenditure required to settle the corresponding claim based, among others, on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or by considering the historical average amount of loss of such category of lawsuits.

i. Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•

“Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008. As of the date of this report, the estimated loss related to this proceeding is fully provisioned.

•

“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. As of the date of this report, the estimated loss related to this proceeding is fully provisioned.

•

“Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. As of the date of this report, the estimated loss related to this proceeding is fully provisioned.

•

Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. As of the date of this report, there is no provision in connection with this claim as it is considered as a contingent liability.

•

Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. As of the date of this report, the estimated loss related to these proceedings is fully provisioned.

•

In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of the date of this report, the estimated loss related to these proceedings is fully provisioned.

•

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that the bank did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010, the Brazilian tax authorities issued infringement notices on this same issue in respect of 2005 to 2007, which were appealed against at CARF. Based on the advice of its external legal counsel and in view of the recent decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In May 2003 the Brazilian Tax Authorities issued two infringement notices one against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and the other against Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in connection with the Provisional Contribution on Financial Transactions (CPMF) relating to certain transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco Santander Brasil to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed the infringement notices before the CARF whose resolution was favorable in the case of DTVM and adverse in case of Santander Brasil. Both CARF resolutions were appealed by the respective losing party before the Board of Tax Appeals of the CARF and while the appeal from Santander Brasil is pending final judgment, the appeal of DTVM was adversely resolved in August 24, 2012. DTVM has further appealed against the same Board of Tax Appeals of the CARF in August 29, 2012. According to the valuation of the Group legal advisors the tax treatment applied to these transactions was accurate and accordingly in our June 30, 2012 financial statements there is no provision in connection with this proceeding as it is considered a contingent liability.

•

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. As of the date of this report, there is no provision in connection with this proceeding as it is considered as a contingent liability. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. As of the date of this report, there is no provision in connection with this claim as it is considered as a contingent liability.

•

A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. The hearing took place in April 2012 and the court found for the tax authorities, upholding their appeal. There is no recourse for further appeal of this judgment by Abbey National Treasury Services plc, however it is not expected to have an adverse impact on the financial statements because of the provisions recognized in connection with this litigation.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take an international double taxation tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. As of the date of this report, the estimated loss related to this proceeding is provisioned.

At of the date of approval of these interim financial statements, the Bank and the other Group companies were subject to claims and, therefore, are party to certain other less significant tax-related proceedings incidental to the normal course of their business.

ii. Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all the UK banks. The mis-selling problems relate mainly to business written before 2009. The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure.

On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to treat PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review hearing took place in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. The provisions recognized by Santander UK in this respect were calculated on the basis of the estimate of customer remediation, comprising the estimated cost of making redress payments with respect to the past sales of the product.

A detailed review of the provision was performed by Santander UK in the first half of 2011 in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal that judgment and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new situation.

In this context, in the first half of 2011 the Group recognized a provision, with a net effect on results of €620 million (£ 538 million), which was calculated on the basis of the estimate of the number of claims that will be received, of the number of claims that will be upheld and of the estimated average amount of compensation in each case.

Currently there is still some uncertainty as to the potential redress costs, given the inherent difficulties of assessing the impact of detailed implementation of the FSA Policy Statement for all PPI claims, the recent rise in the number of claims, the availability of evidence supporting them and the actions taken by claims management companies, all of which could significantly affect the volume of claims, the rate of accepted claims and the redress costs.

•

Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of €0.4 per share, totaling €30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On May 23, 2011, the Bank was served notice of the decision of May 6, 2011, dismissing the appeal for reconsideration and upholding the order of January 25, 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal against the decision dismissing the previous appeal for reconsideration; in this regard, the Bank has duly appeared and filed a notice of opposition. As of the date of this report, the estimated loss related to this claim is fully provisioned.

•

Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company's assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff €4,458,960.61, and Galesa de Promociones, S.A. to pay the Bank €1,428,075.70, which resulted in a net loss of €3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa de Promociones S.A. filed a cassation appeal with the Supreme Court against this decision, which was given leave to proceed in an order dated October 11, 2011, and the Bank submitted a notice of opposition. As of the date of this report, the estimated loss related to this proceeding is fully provisioned.

•

Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed and subsequently sold by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, Inversión Hogar, S.A. and subsidiaries filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar S.A. and subsidiaries. On October 18, 2011, a judgment was handed down declaring that the appeals filed were not admissible. The appellants filed new successive challenges, clarification, complementary and rectification applications, motions for annulment and appeals for reconsideration against various judgments which have been dismissed by the Court. As of the date of this report, there is no provision in connection with this claim as it is considered as a contingent liability.

•

Claim in an ordinary proceeding heard by Madrid Court of First Instance no. 13 (proceeding 928/2007) brought by Ms Inés Arias Domínguez and 17 others against Santander Investment, S.A., seeking damages of approximately 43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercámara, S.A. This claim was contested by Santander Investment, S.A. on November 5, 2007.

In an order issued by Madrid Court of First Instance no. 13 on September 11, 2008, which was ratified by an order issued by Madrid Provincial Appellate Court on March 24, 2010, the proceeding was stayed on preliminary civil ruling grounds because another proceeding based on the same events had been initiated by other shareholders of Yesocentro at Madrid Court of First Instance no. 47 (proceeding no. 1051/2004) and, therefore, the former proceeding was stayed until a final decision had been handed down on the latter. In the proceeding filed at Court no. 47, a first instance judgment was handed down partly upholding the claim, as well as an appeal judgment partly upholding the appeals filed by the plaintiffs and the Bank. On January 10, 2011, the Bank filed a cassation appeal and an extraordinary appeal against procedural infringements which were refused leave to proceed by virtue of an order of the Civil Division of the Supreme Court dated January 17, 2012.

After this proceeding was concluded, the first proceeding was resumed, with the pre-trial hearing taking place on May 31, 2012 and the trial scheduled for May 28, 2013. The parties reached an agreement on July 27, 2012, pursuant to which Banco Santander made a payment of €3.3 million to the plaintiffs who renounced all claims or actions in connection with the aforementioned services agreement. Consequently the proceeding is over and there is no provision applicable.

•

After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander S.A. filed a new request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity DELFORCA 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. This arbitration proceeding is currently in progress.

On August 3, 2012, DELFORCA 2008, S.A. was declared in “concurso” (provisional insolvency) by the Commercial Court no. 10 of Barcelona (proceedings no. 543/2012).

Prior to the above, on April 30, 2009, Mobilaria Monesa, S.A. (parent company of the former DELFORCA 2008, S.A.) had filed a claim against Banco Santander, S.A. before the Court of First Instance no. 5 of Santander (proceedings nº. 844/2009) claiming an undetermined sum for damages caused by Banco Santander, S.A. with regards to the declaration of the early termination of Financial Transaction Framework Agreement entered into between DELFORCA 2008, S.A and the Bank, as well as the financial transactions between the latter under the agreement. This proceeding was stayed by the Court on May 14, 2009 due to lis pendens claimed by the Bank with regards to the first arbitration proceedings. This decision was later confirmed by the Santander Provincial Appellate Court on December 20, 2010. After the aforementioned arbitration commenced on September 8, 2011, the above decision to stay the proceedings continues to be in place due to an order of the court of October 11, 2011, based on the new arbitration proceedings brought by Banco Santander, S.A. An appeal was filed against this order by DELFORCA 2008, S.A. before the Santander Provincial Appellate Court. Banco Santander, S.A. filed its opposition to said appeal, the decision of which is pending.

In addition to the above, after the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, DELFORCA 2008, S.A. filed suit against Banco Santander S.A. before the Court of First Instance no. 21 of Madrid (proceedings no. 398/2012). DELFORCA 2008, S.A. reproduces the claims discussed and resolved in the previous arbitration proceedings, but now claims an undetermined sum for the damages caused by Banco Santander, S.A. with regards to the declaration of the early termination of Financial Transaction Framework Agreement entered into between DELFORCA 2008, S.A. and the Bank, as well as the financial transactions between the latter under the agreement. By an order dated July 2012 the Court declared its lack of jurisdiction at the request of Banco Santander, S.A. DELFORCA 2008, S.A. filed an appeal against this order, and Banco Santander, S.A. filed its opposition to said appeal, the decision of which is pending.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the Bylaws in 2001. In September 2005 the Regional Labour Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labour Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labour Court and the Supreme Federal Court. The High Labour Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Federal Court ratified the order issued against the Bank, basically upholding in full the most recent decision of the High Labour Court (highest Brazilian employment court), which ordered the Group to pay the half-yearly bonus with certain restrictions, i.e. applying it only in the case of those retirees who were members of the association in 1998 and hence excluding those who joined after that date. This appeal meant that the Court in question had to resolve on whether or not the association had standing to litigate in this case. A further appeal may be filed against this decision, which was adopted on a unilateral basis by the presiding judge, claiming that it should be submitted to the decision of the plenary chamber, composed of five members in this case. This appeal has already been filed and will foreseeably delay the resolution of this case until approximately the first half of 2013. As of the date of this report, the amount of the litigation loss risk deemed likely is provisioned.

•

“Planos economicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor's office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (“planos económicos”). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although some proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed. As of the date of this report, the amount of the litigation loss risk deemed likely is provisioned.

•

Civil Ordinary Proceedings (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for $150,000,000 in principal plus $4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the other decisions. Both parties also filed notices of opposition against the appeal filed by the other party, and appeared at the Provincial Appellate Court.

On October 19, 2012, the Bank was served notice of the decision of the Provincial Appellate Court dated October 9, 2012, which upheld in full the Bank’s appeal and fully dismissed the appeal filed by the plaintiff, thus reversing the first instance judgment and dismissing the claim. The decision may be appealed by the plaintiff before the Supreme Court.

Also, on March 29, 2011 the Bank filed a notice of opposition against the specific measures provisionally enforcing the judgment. The Bank's opposition to the aforementioned measures was upheld in a decision dated September 5, 2011.

As of the date of this report, the estimated loss related to this claim is fully provisioned.

•

On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €31,704,000 in principal and €2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. This concluded with an official notice of findings, which was issued on February 29, 2012. Following the issue of the final notice of findings, judgment is pending on this matter. There is no provision recorded for this claim as it is considered as a contingent liability.

•

The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of €46 million was recognized in the consolidated income statement (€33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized in the consolidated income statement for 2008.

At the date of these half-yearly financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

•

The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group's private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million -€350 million after tax-) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of its intervention, Madoff Securities was an authorized broker dealer, registered and overseen by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself stated, Madoff Securities had been inspected regularly by the supervisor in recent years and at no time was its reputation or solvency questioned either by the market or by the US supervisory authorities.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities. The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of $1,540,141,277.60 and $9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of $500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. Total payments amounted to $129,057,094.60 for Strategic U.S. Equity and $106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an “equal treatment” provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.

The agreement was reached following an analysis by the trustee of how Optimal had managed its investments with Madoff Securities, including a review of Optimal's documents relating to the due diligence review, from which the trustee concluded that there were no grounds in Optimal's conduct for bringing claims against the Optimal companies or against any other entity in the Santander Group (other than the claims for rebates mentioned previously, which were not related to any improper management by the funds).

The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee's release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds' dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

In April 2011, by means of a corporate operation, the funds Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland US Dollar Fund de Optimal Multiadvisors Ireland Plc offered unitholders the possibility of voluntarily liquidating their units in the funds in exchange for shares in a special purpose entity (SPV Optimal SUS Ltd.) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds' assets are held, transferred the full amount of the claim recognized by the trustee for the liquidation of Madoff Securities mentioned above, the nominal amount of which was $1,540,141,277.60.

This arrangement enabled the investors who so wished to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also afforded them the chance of being able to sell it directly or by means of a sales procedure through a private auction organized by OIS.

The corporate operation meant that 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million shares of those 1,021 million were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the corporate operation.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against BLMIS, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

The Santander Group, as unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, for which it recognized under results for the first half of 2011 a recovery of the initial loss of approximately €249 million, due to the receipt of the cash proceeds from the sale.

At of the date hereof, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.

Subsequently, in March 2012 the Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland US Dollar Fund de Optimal Multiadvisors Ireland Plc funds once again offered a similar corporate operation to that performed in April 2011.

The Santander Group has a 5.4% ownership interest in the SPV.

•

On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a claim against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”) at the US District Court for the Southern District of New York (the “Court”) as the trustee of the Trust PIERS (Preferred Income Equity Redeemable Securities) under an indenture dated September 1, 1999 (the version in force at that date).

The claim alleged that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” under the Trust PIERS.

If the acquisition constituted a “change of control” in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures deposited in trust on behalf of the Trust PIERS holders, and the principal amount of the debentures would increase to $50 per debenture at the date on which the “change of control” took place.

The increased rate in the event of a “change of control” is defined in the indenture as the greater of (i) 7.41% per annum; and (ii) the rate determined by a reference agent in accordance with a process established in the indenture.

There is no “change of control” under the Trust PIERS indenture, among other reasons, if the consideration for the acquisition consisted of shares of common stock listed on a national securities market. Banco Santander issued American Depositary Shares (ADSs) in relation to the acquisition that are traded and continue to be traded on the New York Stock Exchange.

Under the claim, the Court was asked to declare that the acquisition of Sovereign constituted a “change of control” under the indenture and to order payment of damages equal to the interest which, according to the claim, should have been paid by Sovereign to the Trust PIERS holders.

On December 13, 2011, the Court handed down a decision, granting the Trustee's motion for summary judgment and denying the cross-motion filed by Sovereign. The Court ruled that the term “common stock” used in the “change of control” provision of the indenture did not include the ADSs and, accordingly, a “change of control” had occurred. The Court referred the matter of the assessment of damages to a magistrate judge for an inquest and on September 12, 2012, the magistrate judge issued a recommendation that the interest on the PIERS be reset at 13.61% per annum for all periods subsequent to January 31, 2009, and that the damages due to the holders of the Trust PIERS should be $305,626,022.00, costs and attorneys’ fees in the amount of $3,160,012.31, and accrued prejudgment interest on the unpaid fees and costs in the amount of $130,150.23.

On September 26, 2012, Sovereign filed objections to the magistrate judge’s recommendation on damages. The Trustee filed its opposition to Sovereign’s objections on October 10. A final judgment that may be appealed will not be handed down until the payment of damages has been determined.

The Group continues to assert that the acquisition of Sovereign by Banco Santander did not constitute a “change of control” under the Trust PIERS indenture and that the Trustee’s damages are exaggerated. Accordingly, the Group intends to appeal the Court's decision which states that the acquisition by Banco Santander did constitute a “change of control” and against the assessment of the damages (if necessary) once the court has determined damages and, as the case may be, a final judgment handed down against Sovereign.

In any event, the contingency for the Group would be 40.53% of the total claim. This percentage represents the contingency with respect to third parties. As of the date of this report, the Group has recognized a provision for an estimated contingency of $271 million, including the interest at 13.61% accumulated from January 31, 2009 to September 30, 2012 and the amount resulting from increasing the bonds to par ($50).

The Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of its business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters.

Uncertainties exist about what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery.

Considering all available information, the Bank believes that at June 30, 2012 the Group had reliably estimated the obligation related to each proceeding and had recognized adequate provisions, when required, that reasonably cover the liabilities that might arise from these tax-related and non-tax-related proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations.

The total amount of payments made by the Group arising from litigation in the six months ended June 30, 2012 was not material with respect to these consolidated financial statements.

In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Group cannot state with confidence what the eventual outcome of any of these pending matters will be, what the timing of the ultimate resolution of such matters will be or what the eventual loss, fines or penalties related to each such pending matter may be. Consequently, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Group; and the outcome of a particular matter may be material to the Group’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Group’s income for that period.

Item 5

Quantitative Analysis About Market Risk

Generally

The perimeter for measuring, controlling and monitoring the area of Market Risk covers those operations where equity risk is assumed. This risk comes from the change in risk factors – interest rates, exchange rates, securities, the credit spread, raw material prices and the volatility of these elements– as well as the liquidity risk of the various products and markets in which the Group operates.

We are exposed to market risk mainly as a result of the following activities:

•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price, commodity price and volatility risks;

•

Engaging in retail banking activities, which involve interest rate risk since a change in interest rates affects interest income, interest expense and customer behavior. This interest rate risk arises from the gap (maturity and repricing) between assets and liabilities;

•

Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the Euro, which involves foreign exchange rate risk between the Euro and such other currencies;

•	Investing in subsidiaries and other companies, which subject us to equity price risk; and

•	Trading and non-trading activities which entail liquidity risk.

Primary Market Risks and How They Arise

The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk, volatility risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging with interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both our trading and non-trading activities.

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar and the British pound and the euro to the main Latin American currencies. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.

We are exposed to equity price risk in connection with both our trading and non-trading investments in equity securities.

We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities in the retail banking business.

We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, to reduce or to modify risk in trading portfolios (interest rate, foreign exchange and equity), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity.

We also use credit derivatives both to hedge credit risk in fixed income portfolios and to provide financial services to clients. To a lesser extent, they are used in proprietary trading and to diversify the global credit portfolio. Most of the activity is made in credit default swaps on individual names or indices.

Procedures for Measuring and Managing Market Risk

Our board, through its risk committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The committee also monitors our overall performance in light of the risks assumed. Together with the local and global assets and liabilities committees (“ALCO”), each Market Risk Unit measures and monitors our market risks, and provides figures to ALCO to use in managing such risks, as well as liquidity risk.

Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in the Corporate Framework on Market Risk Management 1 and through a limit structure on our exposure to these market and liquidity risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.

These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.

1. Market and Liquidity Risk Management Policies

In the Corporate Framework on Market Risk, there is a compilation of policies that describe the control framework used by our Group to identify, measure and manage market risk exposures inherent to our activities in the financial markets. The handbook is employed for market risk management purposes at all involved levels in the Parent bank and subsidiaries, providing a general and global action framework and establishing risk rules for all levels.

The handbook’s main objective is to describe and report all risk policies and controls that our board of directors has established as well as its risk predisposition.

All Group managers must ensure that each business activity is performed in accordance with the policies established in the Corporate Framework. The handbook is applied to all business units and activities, directly or indirectly, related to market risk decision-making.

2. Market Risk Management Procedures

All the functions developed by a risk manager are documented and regulated by different procedures, including measurement, control and reporting responsibilities. Internal auditors audit the compliance with this internal regulation control in order to ensure that our market risk policies are being followed.

3. Market Risk Limit Structure

The market risk limit structure can be defined as the board of director’s risk “appetite” and is managed by the Global Market Risk Function that accounts for all Group business units.

Its main functions are to:

•	Identify and define the main types of risk incurred efficiently and comprehensively to be consistent with the management and strategy of the business.

•	Quantify and inform the business areas of the risk levels and profile that senior management believes can be assumed, in order to avoid undesired risks.

•

Give flexibility to the business areas to build risk positions efficiently and on a timely basis according to changes in the market and in the business strategies, and always within the risk levels regarded as acceptable by the Group.

•	Allow the generators of business to take prudent risks which are sufficient to attain budgeted results.

•	Establish investment alternatives by limiting equity consumption.

•

Define the range of products and underlying assets with which each unit of Treasury can operate, taking into consideration features such as the model and valuation systems, the liquidity of the tools used, etc. This will help to constrain all market risk within the business management and defined risk strategy.

[1]

In addition to this document, there is a Corporate Handbook on Structural Risks Management that explains these types of risks in detail, including items for interest rate risk, liquidity risk and structural exchange rate risk.

The Global Market Risk Function defines the limit structure while the risk committee reviews and approves it. Business managers then administer their activities within these limits. The limit structure covers both our trading and non-trading portfolios and it includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.

Limits considered to be global limits refer to the business unit level. Local business managers set lower level limits, such as portfolio or trader limits. To date, system restrictions prevent intra-day limits.

Business units must always comply with approved limits. Potential excesses will require a range of actions carried out by the Global Market Risk Function unit including:

•	Providing risk reducing levels suggestions and controls. These actions are the result of breaking “alarm” limits.

•	Taking executive actions that require risk takers to close out positions to reduce risk levels.

Statistical Tools for Measuring and Managing Market Risk

1. Trading activity

The Trading Portfolio is defined as proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. These portfolios also include positions in financial instruments deriving from market-making, sale and brokering activity.

As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks. We are also exposed to volatility when derivatives (options) are used.

Market risk arising from proprietary trading and market-making activities is actively managed through the use of cash and derivative financial instruments traded in OTC and organized markets.

Interest rate risk derived from market-making is typically hedged by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organized markets like Liffe, Eurex, Meff and CBOT.

Foreign exchange rate risk is managed through spot transactions executed in the global foreign exchange inter-bank market, as well as through forward foreign exchange, cross currency swaps and foreign exchange options.

Equity price risk is hedged by buying or selling the underlying individual stocks in the organized equity markets in which they are traded or futures contracts on individual stocks listed in organized markets like Meff and Liffe.

In the case of equity indexes such as S&P 500, Euro STOXX 50, or IBEX 35, the hedging is done through futures contracts listed in the aforementioned organized markets.

Volatility risk arising from market-making in options and option-related products is hedged by, either buying and selling option contracts listed in organized markets like Eurex, Meff, and CBOT, or entering risk reversal transactions in the inter-bank OTC market.

Credit risk is managed through the use of credit derivatives.

We use Value at Risk (“VaR”) to measure our market risk associated with all our trading activity.

1.1 VaR Model

We use a variety of mathematical and statistical models, including VaR models, historical simulations, stress testing and evaluations of Return on Risk Adjusted Capital (“RORAC”) to measure, monitor, report and manage market risk. We call our VaR figures daily or annual “capital at risk” figures, depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.

As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately two or three days per year. VaR provides a single estimate of market risk that is comparable among different portfolios or instruments.

The number of expected “exceptions” is an average number. Over a long period of time we would expect an average of two or three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected. In 2011, there were three exceptions to VaR at 99% (i.e. days when the daily loss was higher than VaR): August 4, 2011 and August 8, 2011, which can be explained mainly by the sharp increase in credit spreads, the sudden fall of the stock markets and the depreciation of most currencies against the dollar due to the worsening of the sovereign debt crisis in the euro zone and to increased fears of a major slowdown in the global economy; and September 12, 2011, due to the significant increase in credit spreads, mainly spreads relating to financial sector entities and to Greece. In the first half of 2012, there were three exceptions to VaR at 99% (i.e. days when the daily loss was higher than VaR):

•	May 8, 2012, which can be explained for a higher than usual upward movement in Brazilian inflation-indexed curve after the publication of higher than expected inflation data;

•	May 30, 2012 , due to higher than usual movements of interest rate curves in Mexico and Spain; and

•

June 26, 2012, because of the sharp increase in credit spreads, the sudden fall of the stock markets and the depreciation of most currencies against the dollar due to the worsening of expectations on the results of the Euro Area Summit (June 29, 2012).

The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, the reported VaR is the maximum between two different VaR figures, both of which use a historical window of two years (one applies an exponential decline factor which gives a higher weight to the observations closer in time and another gives the same weight to all the observations). This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of backtesting exceptions. In addition, backtesting exceptions in 2010 were further reduced as a consequence of inclusion of the 2008 financial crisis in the historical series used for calculating the VaR.

We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. Limits on VaR are used to control exposure on a portfolio-by-portfolio basis. VaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.

Finally, in order to control derivative activities and credit management, because of their atypical nature, specific measures are evaluated daily. First, we look at the sensitivity to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) and then measures are enacted such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels.

To address the credit risk inherent in trading portfolios in accord with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional measurement was introduced (incremental risk charge, IRC), in order to cover the risk of default that is not adequately captured in the VaR, via changes in lending spreads. The instruments affected are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc.), credit derivatives (mainly credit default swaps) and asset-backed securities. The method for calculating the IRC, in essence similar to that of the credit risk of positions outside trading, is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%) and uses Monte Carlo methodology (applying a million simulations).

1.2 Assumptions and Limitations

Our VaR methodology should be interpreted in light of the limitations of our model, which include:

•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

1.3 Scenario Analysis and Calibration Measures

Because of these limitations in VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and to adopt policies and procedures in an effort to protect our capital and results of operation against such contingencies.

In order to calibrate our VaR model, we use backtesting processes. Backtesting is a comparative analysis between VaR estimates and the daily clean P&L (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

Santander performs regular backtesting (BT) processes to calibrate and improve its VaR model. Backtesting is conducted based on several approaches: by unit (Madrid, Brazil, Mexico, etc.), by main portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit & loss source. Three kinds of backtesting are conducted: “clean P&L” (which allows us to monitor market risk), “clean P&L” calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions) and “dirty P&L” (which includes commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others, in order to correct such anomaly. Detailed results of our BT are regularly reported to Bank of Spain.

The analyses of our backtesting comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.

2. Non Trading activity

2.1 Foreign Exchange Risk and Equity Price Risk

Due to its nature, changes in strategic positions have to be approved by local/global functions in ALCO committee. Position limits with respect to these investments are established, although they will be measured under VaR and other methods that attempt to implement immediate action plans if a particular loss level is reached.

The Group’s foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale transactions made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account, respectively.

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets were not deep enough, our investments in foreign currency would be financed in euros and so would generate an exchange-rate risk. Certain one-time hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, transactions are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.

2.2 Interest Rate Risk

We analyze the sensitivity of net interest margin and market value of equity to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the Group. These measures range from taking positions in markets to defining the interest rate features of commercial products. The Group manages total risk by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.

The metrics used to control structural interest rate risk are the interest rate gap, the sensitivities of net interest margin and market value to changes in interest rates, VaR and analysis of scenarios.

a)	Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity.

All on- and off-balance sheet items must be broken down by their flows and analyzed at in terms of repricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

b)	Net interest margin sensitivity (NIM)

The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current scenario. The sensitivity is the difference between the two margins calculated.

c)	Market value of equity sensitivity (MVE)

Net worth sensitivity measures in the long term (the whole life of the operation) the interest risk implicit in net worth (equity) on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the net interest margin.

d)	Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading, historical simulation with a confidence level of 99% and a time frame of one day.

As for the trading portfolios, a time frame of two years, or 520 daily figures, is used, obtained from the reference date of the VaR calculation back in time.

2.3 Liquidity risk

Liquidity risk is associated with our capacity to finance our commitments, at reasonable market prices, as well as to carry out our business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

The Group has a diversified portfolio of assets that are liquid or can be made so in the short term. It also has an active presence in a wide and diversified series of financing and securitization markets, limiting its dependence on specific markets and keeping open the capacity of recourse to alternative markets.

The measures used for liquidity risk control in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

a)	Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or net excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.

b)	Liquidity ratios

The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response to firm commitments.

Net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is drawn up on the basis of the contractual liquidity gap and placing liquid assets or repos at the point of settlement and not at their point of maturity. This indicator is calculated for each of the main currencies.

In addition, we use the following other ratios or metrics to monitor the structural liquidity position:

•	Loans / net assets.

•	Customer deposits, insurance and medium and long-term financing / lending.

•	Customer deposits, insurance and medium and long-term financing, shareholders’ funds and other liabilities / sum of credits and fixed assets.

•	Short-term financing / net liabilities.

•	Survival horizon.

c)	Analysis of scenarios / Contingency Plan

Our liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, the Group’s contingency plans concentrate on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.

The contingency plan covers the sphere of activity of a local unit and of central headquarters. It specifies clear lines of communication at the first sign of crisis and suggests a wide range of responses to different levels of crisis.

As a crisis can occur locally or globally, each local unit must prepare a contingency financing plan and must inform the headquarters in Madrid of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.

Lastly, Grupo Santander is actively participating in the process opened by the Basel Committee to strengthen bank liquidity2, with a two-pronged approach: participating in the analysis of the impact of the regulatory changes raised —including, the introduction of two new ratios: Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) – and, participating in various forums (European Banking Federation, etc.), to discuss and comment on the issue, maintaining in both cases close co-operation with the Bank of Spain.

Quantitative analysis3

A. Trading activity

Quantitative analysis of daily VaR for the six months ended June 30, 2012

Our risk performance with regard to trading activity in financial markets during the first half of 2012, measured by daily 99% Value at Risk “VaR”, is shown in the following graph.

[2]	“Basel III: International framework for liquidity risk measurement, standards and monitoring” (Basel Committee on Banking Supervision, December 2010).
[3]	All figures in this report are measured in euros. The exchange rate used is the one quoted in the market on the reference date.

As the above graph shows, the risk of Grupo Santander’s total trading portfolio has evolved in a range between €10.5 and €22.4 million. The semiannual average risk was €15 million in terms of daily 99% VaR.

The VaR movements during the first half of 2012 were basically due to fluctuations of interest rate, equity and exchange rate exposures in Brazil and credit spreads in the Madrid Treasury and Global Activities. The VaR reached its highest level, €22.4 million, on April 9, 2012, mainly explained by the increase of risk in equity and exchange rates in Brazil.

The risk histogram below shows the frequency distribution of average risk in terms of daily VaR during the first half of 2012. It shows that for more than 77% of the period under review the risk levels fluctuated between €12.5 and €18.5 million.

Risk by factor

The minimum, maximum, average and final risk values in 99% VaR terms during the first half of 2012 were as follows:

		Minimum	Average	Maximum	Year-end
TOTAL TRADING	Total VaR	10.5	15.0	22.4	14.0

	Diversification effect	(10.1)	(17.0)	(25.8)	(18.3)

	Interest Rate VaR	7.4	12.3	23.3	13.3
	Equity VaR	4.1	7.4	11.2	4.7
	FX VaR	2.0	4.7	10.1	9.7
	Credit Spread VaR	3.4	7.2	13.0	4.3
	Commodities VaR	0.3	0.4	0.7	0.3
LATIN AMERICA	Total VaR	5.0	9.8	20.5	12.3

	Diversification effect	3.2	(4.8)	(12.1)	(8.9)

	Interest Rate VaR	5.5	8.9	20.0	8.0
	Equity VaR	0.7	3.6	9.7	2.6
	FX VaR	0.5	2.1	10.6	10.6
USA & ASIA	Total VaR	0.6	1.1	2.0	0.6

	Diversification effect	(0.2)	(0.6)	(1.1)	(0.3)

	Interest Rate VaR	0.5	0.7	1.2	0.5
	Equity VaR	0.0	0.1	0.7	0.1
	FX VaR	0.3	0.8	1.7	0.3
EUROPE	Total VaR	7.9	11.1	16.4	8.9

	Diversification effect	(9.7)	(14.0)	(20.6)	(11.4)

	Interest Rate VaR	5.4	8.0	15.4	7.3
	Equity VaR	4.1	6.4	9.9	4.5
	FX VaR	2.2	4.2	7.7	3.7
	Credit Spread VaR	3.1	6.0	10.0	4.5
	Commodities VaR	0.3	0.4	0.7	0.3
GLOBAL ACTIVITIES	Total VaR	0.8	4.1	10.2	1.1

	Diversification effect	(0.2)	(1.0)	(5.0)	(0.5)

	Interest Rate VaR	0.2	0.4	0.6	0.4
	Credit Spread VaR	0.6	4.0	10.4	1.0
	FX VaR	0.1	0.7	1.9	0.1

The average VaR in the first half of 2012, €15 million, was lower than the average VaR in the first half of 2011, €25 million, mainly due to a risk decrease on credit spread and exchange rate. Compared to the first half of 2011 average levels, the VaR on interest rate, exchange rate and credit spread decreased (€3.9 million, €5.7 million and €7.6 million, respectively).

Daily VaR: Performance by Risk Factor

(€million)

Distribution of risks and results

•	Geographic distribution

Latin America contributed 40% of the Group’s total VaR in trading activity and 34% in economic results. Europe contributed 61% of results and 52% of global risk, as most of its treasury activity focused on professional clients. USA and Asia contributed 1% of global risk and 2% of results. Finally, Global Activities contributed 7% of total VaR and 3% of total results.

Geographic distribution of risks and economic results (%)

The minimum, average, maximum and final risk values in daily 99% VaR terms, by geographic area, are shown in the following table.

Risks statistics in the first half of 2012

	Minimum	Average	Maximum	Last
TOTAL	10.5	15.0	22.4	14.0

Europe	7.9	11.1	16.4	8.9
USA & Asia	0.6	1.1	2.0	0.6
Latin America	5.0	9.8	20.5	12.3
Global Activities	0.8	4.1	10.2	1.1

EUR million

Monthly distribution of risks and results

The following chart shows that the risk assumption profile, in terms of 99% VaR, was relatively constant during the first the half of 2012. Monthly P&L has been also relatively stable, with the exception of January, with the highest profit by far.

Histogram of daily Marked-to-Market (“MtM”) results

The following histogram of frequencies shows the distribution of daily MtM results on the basis of size. The daily yield was between €-5 and €+15 million on 97 days (74.6% of the market business days).

Risk management of structured derivatives

Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and interest rate instruments.

The units where this activity mainly takes place are: Madrid (Santander and Banesto), London, Brazil and Mexico.

Risk of structured derivatives moved in a range between €3.7 and €6.8 million.

Test and calibration measures

In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in the first half of 2012 we carried out regular analyses and contrasting measures which confirmed the reliability of the model.

Scenario Analysis

Different stress test scenarios were analyzed during the first half of 2012. A scenario of maximum volatility, which applies six standard deviations to different market factors as of June 30, 2012, generated results that are presented below.

Maximum volatility scenario

The table below shows, at June 30, 2012, the maximum losses for each factor 4 (fixed-income, equities, currencies, and credit spread), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied. This scenario is based on taking for each risk factor the movement that represents the biggest potential loss in the global portfolio. For the six-month period ended June 30, 2012, this scenario involved increases in interest rates in Latin American markets and decreases in core markets (“flight to quality”), declines in stock markets, a slide in the dollar against all currencies except the euro, and higher volatility and credit spreads.

[4]	The impact of stressing the volatility factor is included in the respective underlying security.

Maximum Volatility Stress Test

€ million	Interest Rate	Equity	Exchange Rate	Credit Spread	Commodity	Total
Total Trading	(51.7)	1.3	(26.1)	(7.0)	(0.7)	(84.2)
Europe	(17.2)	4.2	(4.3)	(6.7)	(0.7)	(24.7)
Latin America	(33.4)	(2.7)	(20.8)	—	—	(56.9)
United States	(0.9)	(0.2)	(1.0)	—	—	(2.1)
Global Activities	(0.2)	—	—	(0.3)	—	(0.5)

The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, €84.2 million, and would be concentrated in Latin America (mainly in interest rate and exchange rate) and Europe (mainly in interest rate, exchange rate and credit spread, in this order).

B. Non-Trading Activity

B.1. Asset and liability management

We actively manage the market risks inherent in retail banking. Management addresses the structural risks of interest rates, liquidity, exchange rates and credit.

The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.

The Financial Management Area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate. For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue, the economic value and the duration of equity.

The Financial Management Area manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where we operate.

In the euro-dollar area, the Financial Management Area directly manages the risks of the Parent bank and coordinates management of the rest of the units that operate in convertible currencies. In these units there are local teams that manage balance sheet risks under the same frameworks, in coordination with the global Financial Management Area.

The Asset and Liability Committees (ALCO’s) of each country and, where necessary, the Markets Committee of the Parent Bank are responsible for the risk management decisions.

B.1.1. Quantitative analysis of interest rate risk in the first half of 2012

a)	Convertible currencies

At the end of the first half of 2012, the sensitivity of net interest margin at one year to parallel rises of 100 basis points had been showing mixed movements compared to the first half of 2011 in line with the different market expectations. It was distributed by the different curves as €-5 million, $191 million and £439 million (each expressed in its own currency).

At the same date, the sensitivity of the market value of equity to parallel rises in the yield curve of 100 basis points showed a similar behavior as NIM sensitivities. The euro and US dollar interest rate curves sensitivities decreased to €338 million and $50 million respectively, while the pounds sensitivity rose to £610 million.

Structural Gap: Parent bank (June 30, 2012) (*)

€million	Not sensitive	Up to 1 year	1-3 years	3-5 years	More than 5 years	TOTAL
Money and securities market	—	78,204	5,892	5,816	20,424	110,336
Loans	—	102,486	9,341	1,760	1,074	114,660
Permanent equity stakes	84,974	—	—	—	—	84,974
Other assets	18,465	86,254	54	54	47	104,872
Total assets	103,439	266,943	15,286	7,629	21,544	414,842
Money market	—	75,274	2,895	100	77	78,346
Customer deposits	—	56,234	17,610	6,023	14,318	94,184
Debt Issues and securitizations	—	68,761	24,826	12,214	7,133	112,934
Shareholders’ equity and other liabilities	87,950	65,567	1,056	711	1,790	157,074
Total liabilities	87,950	265,835	46,387	19,048	23,318	442,538
Balance sheet Gap	15,489	1,108	(31,101)	(11,419)	(1,773)	(27,696)
Off-balance sheet structural Gap	—	(1,451)	19,749	8,376	3,072	29,746
Total structural Gap	15,489	(343)	(11,352)	(3,043)	1,299	2,049
Accumulated Gap	—	(343)	(11,695)	(14,738)	(13,439)	—

(*)	Gap of euro-denominated assets and liabilities, excluding other currencies.

b)	Latin America

The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin (NIM) to a parallel movement of 100 basis points, fluctuated in a range of between €24 million and €89 million during the first half of 2012. In terms of market value of equity (MVE) sensitivity, it fluctuated in a stable range of between €897 million and €1,022 million. The maximum point was reached in January, due to the growth of the credit portfolio in Mexico (mostly mortgage and corporate loans) and the appreciation of the Brazilian real against the euro.

Latin America: Structural Interest Risk Profile Evolution

Sensitivity of NIM and MVE to 100 basis points, Millions of euros

At the end of June 2012, the region’s risk consumption, measured by the MVE sensitivity to a parallel movement of 100 basis points, was €965 million (€957 million at the end of 2011), while that of NIM at one year, measured by its sensitivity to a parallel movement of 100 basis points, was €84 million (€79 million at the end of 2011).

Interest rate risk profile at June 30, 2012

The gap tables below show the distribution of risk by maturity in Latin America as of June 30, 2012 (figures in millions of euros).

Gaps in Local Currency	Not sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	65,778	95,307	18,596	39,231	24,988	243,900
Liabilities	85,699	110,792	17,445	19,659	8,578	242,174
Off-balance Sheet	929	4,938	(761)	(5,258)	(781)	(934)

Gap	(18,991)	(10,546)	389	14,313	15,629	793

Gaps in Foreign Currency	Not sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	7,546	37,095	3,117	3,970	10,195	61,923
Liabilities	7,907	33,322	4,829	5,843	11,748	63,649
Off-balance Sheet	(110)	628	248	(116)	284	934

Gap	(471)	4,401	(1,463)	(1,990)	(1,269)	(793)

Net Interest Margin (NIM) sensitivity

For the whole of Latin America, the risk consumption at June 30, 2012 was €84 million (sensitivity of net interest margin at one year to a parallel movement of 100 basis points). The geographic distribution is shown in the graph below.

The risk is concentrated in Brazil, Mexico and Chile:

NIM Sensitivity by countries

Others: Argentina, Panama, Peru, Puerto Rico, Santander Overseas and Uruguay.

Market Value of Equity (MVE) sensitivity

For the whole of Latin America, the risk consumption at June 30, 2012 was €965 million (MVE sensitivity to a parallel movement of 100 basis points in the yield curve). The geographic distribution is shown in the graph below.

More than 90% of the risk is concentrated in Brazil, Chile and Mexico.

MVE Sensitivity by countries

Others: Panama, Peru, Santander Overseas and Uruguay.

B.1.2. Structural management of credit risk

Structural management of credit risk aims to reduce the concentrations which naturally occur as a result of commercial activity through the sale of assets. These operations are financed by the acquisition of other assets, which enables the diversification of the lending portfolio as a whole. The Financial Management Area analyzes these strategies and makes management proposals to the Assets and Liabilities Committee in order to optimize exposure to credit risk and to create value.

B.1.3. Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.

During the first half of 2012, commercial branches, following the financing strategy of the Group, have continued taking deposits in most of the geographical areas. Lending remained unchanged, with lower demand for loans in some developed markets, and higher demand in emerging markets as well as higher demand for loans in the US market as the Group is in the early stages of developing its franchise.

Notwithstanding the aforementioned, several Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and the Group’s presence in the markets. The Group issued in the first half of 2012 €9.24 billion and €7.34 billion of senior debt and covered bonds, respectively. On the other hand, during the first half of 2012, €15.58 billion, €2.56 billion, €0.10 billion and €0.49 billion of senior debt, covered bonds, subordinated debt and preferred shares, respectively, matured.

In short, all these actions have contributed to strengthen the Group’s balance sheet and helped maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during the first half of 2012 were:

•

Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

Diversification of markets and instruments to obtain liquidity. We have an active presence in several and diversified wholesale markets, across the different countries where the Group operates. This limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

•

As of June 30, 2012, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 80% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (senior debt, mortgage backed securities, subordinated debt and preferred shares, among other sources) with a moderately conservative maturity (4.1 years as of June 30, 2012). All of this results in moderate needs of recourse to short term wholesale financing at the Group level.

Our units in the area of convertible currencies and Latin America obtained a total of €13.06 billion and €3.52 billion, respectively, in medium and long-term issues in the wholesale markets during the first half of 2012.

•

High capacity to obtain liquidity on the balance sheet. We have a diversified portfolio of liquid assets (or that can become liquid in the short term) appropriate to our positions. Most of them can be discounted in central banks (European Central Bank, Bank of England and the Federal Reserve). At June 30, 2012, they amounted over €100 billion.

•	Access to the wholesale markets for liquidity on the basis of short and long-term ratings that are higher than the ratings on sovereign debt.

•

Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the Parent bank to finance their activity. An exception to this practice is Santander Consumer Finance (SCF), whose commercial activity (more liquidity demanding) traditionally relied on the Parent bank support. Nevertheless, this financial dependency has been decreasing progressively during recent years. The direct access by SCF to wholesale markets, mainly through securitizations and structured funding and the increase of its customer deposits is pulling SCF along the self-sufficiency path, according to Santander model.

The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining contingency plans.

In practice, the Group’s liquidity management consists of the following:

•

A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan.

•

Control and analysis of liquidity risk. The main objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various control measures are used such as the liquidity gap and liquidity ratios.

Various scenarios are also analyzed (stress scenarios) in which additional needs are considered because of various rare but possible events. By doing this, a wide range of contingencies that could affect the Group with a greater or lesser probability are covered, which enable it to prepare the corresponding contingency plans.

B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings

B.2.1. Exchange rate risk

Structural exchange rate risk arises from Group operations in currencies, mainly permanent financial investments, results and the dividends of these investments.

This exchange rate risk management is dynamic and seeks to limit the impact on equity of currency depreciations and to optimize the financial cost of hedging.

With respect to the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-time hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.

At June 30, 2012, the largest exposures of a permanent nature (with potential impact on equity) were concentrated in Brazilian reais, followed by sterling pounds, Mexican pesos, US dollars and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange-rate derivatives.

In addition, Corporate Activities at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.

B.2.2. Portfolio of industrial and strategic shareholdings

In the first half of 2012, the exposure to industrial and strategic equity portfolios increased, 7.1% in MtM terms. There were no significant variations in the composition of the portfolio. The risk of the structural equity portfolio, measured in terms of daily VaR, decreased 8% compared to the end of 2011, to €302 million.

The average daily VaR for the first half of 2012 was €310 million, with a minimum of €290 million and a maximum of €337 million, in June and January 2012, respectively.

C. Structured financing transactions

Following the new risk policy on Structured Finance, particularly Project Finance, implemented since June 2011, this activity has shown a modest growth, 5% in the first half of 2012, totaling a committed exposure at June 30, 2012 of €23,099 million (corresponding to 745 transactions) and €14,240 million (529 transactions), respectively. Leveraged buy-outs (LBOs) and other structured financings, which grew because of the integration of Asset & Capital Structuring, amounted to €4,787 million (167 transactions) and Acquisition Finance amounted to €4,072 million (49 transactions), of which €1,527 million and 10 transactions corresponded to margin loans).

A set of measures have been implemented as part of the new risk policy to reduce the net exposure in Project Finance, including the selling of complete projects, prepayments due to restructuring of project bonds and the use of credit protection, among others. In addition, we had previously reduced our net exposure in Project Finance by €1,330 million through two CLOs that were signed in 2008 and 2009. These efforts have reduced our net exposure in Project Finance to €9,118 million as of June 30, 2012.

The Group’s project finance activity historically has had a very low bankruptcy rate due to the Group’s risk policy for this activity, which is based on entering into transactions with long-term clients, in known industries and in countries or markets with strategic benefits for the Group.

As a result of integrating Alliance & Leicester into the Group in 2008, a portfolio of structured operations is maintained. It is a diversified portfolio of specialized finance operations. The exposure at the end of June 2012 was £3,753 million (€4,652 million) corresponding to 201 transactions. This exposure was 9.9% less than at the end of 2011.

D. Exposures related to complex structured assets

Grupo Santander continued to have a very limited exposure to complex structured instruments or vehicles, reflecting a management culture in which prudent risk management is one of the main identifying features. At the end of June of 2012 the Group had:

•

CDOs/CLOs: the position continues to be not relevant at €255 million, 15% less than at the end of 2011. A significant portion of the portfolio is the result of the integration of the Alliance & Leicester portfolio in 2008.

•

Hedge funds: the total exposure is not significant (€457 million at the end of June 2012) and most of it is through financing these funds (€361 million), as the rest is direct participation in portfolio. This exposure has low levels of loan-to-value of 36% (€1,641 million of collateral at the end of June 2012). The risk with this type of counterparty is analyzed on a case by case basis, and establishing the percentages of collateral on the basis of the features and assets of each fund.

•	Conduits: No exposure.

•

Monolines: Santander’s exposure to bond insurance companies was €179 million at the end of June 2012, mainly indirect exposure, and €5 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap). The exposure was 9% lower than at December 2011.

In short, the exposure to this type of instrument is mainly the result of the integration of positions of institutions acquired by the Group, such as Alliance & Leicester and Sovereign (in 2008 and 2009, respectively). All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for the approval of new transactions in these products continues to be very prudent and conservative, and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying asset, the risk division verifies:

•	the existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions and

•	the degree of liquidity of the product or underlying asset, with a view to arranging the related hedge on a timely basis.

E. Internal model

Grupo Santander had, at the end of June 2012, approval from the Bank of Spain for its internal market risk model for calculating regulatory capital in the trading portfolios of units in Spain, Chile, Mexico and Portugal. Our goal is to gradually increase approval to the rest of the units.

As a result of this approval, the regulatory capital of trading activity is now calculated via advanced methods, using VaR as the fundamental metric and incorporating new metrics of stressed VaR and incremental risk capital charge in line with the new capital requirements demanded by Basel 2.5.

We closely co-operate with the Bank of Spain in order to advance in the perimeter susceptible of entering into the internal model (at the geographic and operational levels), as well as in analysis of the impact of new requirements, in line with the documents published by the Basel Committee to strengthen the capital of banks.

F. Capital Management

Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.

With respect to capital ratios, Grupo Santander’s eligible stockholders’ equity was €67,160 million at June 30, 2012, representing a €22,472 million surplus over the minimum required by the Bank of Spain. In accordance with the criteria of the Bank for International Settlements (BIS II), at June 30, 2012 the BIS II ratio was 13.50%, Tier I was 11.01% and core capital was 10.10% (as compared to 13.56%, 11.01% and 10.02%, respectively, at December 31, 2011).

G. Market Risk: VaR Consolidated Analysis

Our total daily 99% VaR (considering all factors: interest rate risk, foreign exchange rate risk and equity price risk) as of December 31, 2011, and June 30, 2012, broken down by trading and structural (non-trading) portfolios, were as set forth below.

		June 30, 2012
	December 31, 2011	Low	Average	High	Period End
TOTAL	542.8	458.2	573.8	624.5	458.2

Trading	15.9	10.5	15.0	22.4	14.0
Non-Trading	534.4	454.8	568.9	616.5	454.8
Diversification Effect	(7.5)	(7.1)	(10.1)	(14.4)	(10.6)

The diversification effect is calculated as the sum of the individual or “stand alone” VaR of each portfolio minus the total VaR of the consolidated portfolio.

We calculate the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. We include several individual factors such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, we group them based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).

Our daily VaR (considering each factor of interest rate risk, foreign exchange rate risk and equity price risk individually) were as set forth below.

Interest Rate Risk

		June 30, 2012
	December 31, 2011	Low	Average	High	Period End
Interest Rate Risk
Trading	14.6	7.4	12.3	23.3	13.3
Non-Trading	328.1	361.7	408.5	441.9	361.7
Diversification Effect	(14.3)	(7.4)	(12.1)	(22.7)	(13.0)

TOTAL	328.5	361.8	408.7	442.5	362.0

Foreign Exchange Rate Risk

		June 30, 2012
	December 31, 2011	Low	Average	High	Period End
Exchange Rate Risk
Trading	4.2	2.0	4.7	10.1	9.7
Non-Trading	346.8	183.2	261.3	340.1	183.2
Diversification Effect	(4.2)	(2.0)	(4.6)	(10.0)	(9.4)

TOTAL	346.8	183.2	261.3	340.3	183.4

Equity Price Risk

		June 30, 2012
	December 31, 2011	Low	Average	High	Period End
Equity Price Risk
Trading	3.7	4.1	7.4	11.2	4.7
Non-Trading	305.7	290.5	310.1	337.0	290.5
Diversification Effect	(3.7)	(4.0)	(7.3)	(11.0)	(4.7)

TOTAL	305.7	290.5	310.2	337.2	290.5

Our daily VaR estimates by activity were as set forth below.

Figures in millions of EUR

		June 30, 2012
	December 31, 2011	Low	Average	High	Period End
Trading
Interest Rate	14.6	7.4	12.3	23.3	13.3
Exchange Rate	4.2	2.0	4.7	10.1	9.7
Equity	3.7	4.1	7.4	11.2	4.7
Credit Spread	9.6	3.4	7.2	13.0	4.3
Commodities	0.4	0.3	0.4	0.7	0.3

TOTAL	15.9	10.5	15.0	22.4	14.0

Non-Trading Interest Rate
Interest Rate	328.1	361.7	408.5	441.9	361.7

Exchange Rate
Non-Trading Foreign Exchange
Exchange Rate	346.8	183.2	261.3	340.1	183.2

Non-Trading Equity
Equity	305.7	290.5	310.1	337.0	290.5

TOTAL	542.8	458.2	573.8	624.5	458.2

Interest Rate	328.5	361.8	408.7	442.5	362.0
Exchange Rate	346.8	183.2	261.3	340.3	183.4
Equity	305.7	290.5	310.2	337.2	290.5

Item 6

Recent Events

Interim dividends

Scrip dividend

On June 18, 2012 the Board of Directors resolved to apply the Santander Dividendo Elección program on the dates on which the first, second and third interim dividends are usually paid and on the date when the final dividend is usually paid (April/May 2013). Therefore, the total envisaged shareholder remuneration in respect of the 2012 financial year will amount to approximately €0.60 per share.

On June 1, 2012, pursuant to the Santander Dividendo Elección shareholder remuneration program, we announced that we were going to offer shareholders the option of receiving an amount equal to the first interim dividend in cash or in new shares which was approved in July 2012 by the Executive Committee. On August 1, 2012, €0.15 per share, an amount equal to the first 2012 interim dividend, was paid in cash to those shareholders who opted for this method of receiving their remuneration.

On July 30, 2012 we announced that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the Santander Dividendo Elección program is carried out ended on July 27, 2012.

The holders of 72.58% of the free allotment rights chose to receive new shares. Thus, the definitive number of ordinary shares of €0.5 of face value issued in the free-of charge capital increase was 218,391,102, corresponding to 2.27% of the share capital, and the amount of the capital increase is €109,195,551. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to €1,062,254,320.

The shareholders holding the remaining 27.42% of the free allotment rights accepted Banco Santander’s irrevocable undertaking to acquire the free allotment rights. Consequently, Banco Santander acquired 2,639,687,283 rights for a total gross consideration of €401,232,467. Banco Santander has waived the free allotment rights so acquired.

On October 15, 2012, pursuant to the Santander Dividendo Elección shareholder remuneration program, the Group announced that it would offer shareholders the option of receiving an amount equal to the first interim dividend in cash or in new shares. From November 5, 2012, €0.15 per share, an amount equal to the second 2012 interim dividend, will be paid in cash to shareholders who have opted for this method of receiving their remuneration.

Directors and Senior Management

On May 21, 2012, we announced that our executive committee agreed to name José García Cantera as executive vice president of the Bank’s Global Wholesale Banking division. Javier San Félix was also named executive vice president of Banco Santander, joining the Bank’s management committee. Banesto’s executive committee agreed to appoint Mr. San Félix chief executive officer (his condition of executive vice president of Banco Santander is on hold as long as he still performs his current Banesto´s CEO role). José García Cantera has replaced Adolfo Lagos as head of the Global Wholesale Banking division. Adolfo Lagos had led the division for 10 years and will remain in the Group as executive vice president until his retirement in 2013, advising from Mexico on business opportunities in the U.S. and Latin America.

Acquisitions, Dispositions, Reorganizations and Other Recent Events

Transfer of interest in Banco Santander (Brasil), S.A.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77%, respectively, of the capital stock of Banco Santander (Brasil), S.A. to two leading international financial institutions. These institutions have undertaken to deliver these shares to the holders of bonds issued by Banco Santander in October 2010 which are exchangeable for Banco Santander (Brasil), S.A. shares upon maturity, in accordance with their terms.

Royal Decree-Law 2/2012 and Royal Decree-Law 18/2012

The Spanish government approved on February 3, 2012 the Royal Decree-Law 2/2012 and on May 18, 2012 the Royal Decree-Law 18/2012 on the clean-up of the financial sector, through which the following actions were performed:

•

Review of the minimum provisioning percentages to be taken into consideration in the estimate of the impairment losses relating to the financing granted to the property sector in Spain and to the foreclosed assets and assets received in payment of debt arising from the financing granted to that sector, as a result of the impairment of these assets.

•

Increase in the level of minimum capital requirements of the Spanish credit institutions on the basis of the assets relating to the property sector in Spain presented on the balance sheet of each entity at December 31, 2011.

Spanish credit institutions should comply with the provisions of these regulations before December 31, 2012.

We estimated that these requirements would give rise to provisions additional to those arising from the application of the minimum percentages established hitherto by the Bank of Spain amounting to €6,800 million, of which €1,800 million were covered in 2011 as a result of the estimate of the impairment losses on the aforementioned assets and the recognition of the corresponding provisions. In the first half of 2012 we assessed the impairment losses arising in the period and recognized the corresponding provisions and, accordingly, approximately 65% of the aforementioned requirements were covered at that date.

We estimated the effect of the higher minimum capital requirements with respect to the minimum capital requirements established in the previous regulations to be €2,000 million. We automatically covered the new requirements, since our buffer with respect to the minimum capital requirements exceeds that amount and, therefore, the new standards do not require any action to be taken regarding our capital.

Santander and KBC agree to merge Bank Zachodni WBK and Kredyt Bank in Poland

On February 28, 2012, we announced that Banco Santander, S.A. and KBC Bank NV (“KBC”) had entered into an investment agreement to combine their Polish banking subsidiaries, Bank Zachodni WBK S.A. (“Bank Zachodni WBK”) and Kredyt Bank S.A. (“Kredyt Bank”).

The transaction will entail a share capital increase in Bank Zachodni WBK, where the newly issued shares in Bank Zachodni WBK will be offered and rendered to KBC and the other shareholders of Kredyt Bank in exchange for their shares in Kredyt Bank. Under the agreements, and subject to independent evaluation and final agreement by Bank Zachodni WBK and Kredyt Bank, as well as to obtaining regulatory approval from the Polish Financial Supervision Authority and relevant competition clearance, Bank Zachodni WBK will merge with Kredyt Bank at the ratio of 6.96 Bank Zachodni WBK shares for every 100 Kredyt Bank shares. At current market prices, the transaction values Kredyt Bank at PLN 15.75 a share and BZ WBK at PLN 226.4 a share. The combined bank’s total pro forma value will be PLN 20.8 billion (€5 billion). Both Bank Zachodni WBK and Kredyt Bank are listed on the Warsaw Stock Exchange. The merged bank will continue to be listed on the Warsaw Stock Exchange.

Following the proposed merger, we will hold approximately 76.5% of the merged bank and KBC around 16.4%. The rest will be held by other minority shareholders. We have committed ourselves to help KBC to lower its stake in the merged bank from 16.4% to below 10% immediately after the merger. For this purpose, we will seek to place a stake with investors. In this regard, we have also committed ourselves to acquire up to 5% of the merged bank to assist KBC. Furthermore, KBC intends to divest its remaining stake, with a view to maximizing its value.

With this transaction, we will increase our presence in Poland, one of our ten core markets, underlining our long-term commitment to Poland. The proposed merger will consolidate the merged bank’s position as Poland’s third largest bank by all measures, with a market share of 9.6% in deposits, 8.0% in loans and 12.9% in branches (899). With more than 3.5 million retail customers, the merged bank will also be Poland’s third in terms of revenues and profits, significantly closing the gap to the leaders. Including the Santander Consumer finance business, the Group’s total market share in terms of volume will amount to around 10% in Poland. The proposed merger will produce business synergies in addition to those announced following the acquisition of Bank Zachodni WBK by Banco Santander. Santander estimates the impact of this transaction on its Group core capital ratio under Basel II criteria will be around 5 basis points.

Under the investment agreement, Santander has also committed to acquire 100% of Zagiel, the consumer finance arm of KBC in Poland, at an adjusted net asset value, also subject to obtaining the relevant competition clearance. Additionally, the existing cooperation between Kredyt Bank and KBC TFI (KBC’s Polish asset management company) will remain in place for the foreseeable future. The merged bank will distribute KBC TFI‘s funds under a non-exclusive distribution agreement for a minimum term of two years from the proposed merger transaction.

The transaction is subject to obtaining regulatory approval from Polish Financial Supervision Authority.

Valores Santander

On March 30, 2012, we informed that the Ordinary General Shareholders’ Meeting held that day had resolved to grant the holders of Valores Santander an option to convert their securities on four occasions before October 4, 2012, the mandatory conversion date for the outstanding Valores Santander. As a result on June 7, 2012, July 5, 2012, August 7, 2012, September 6, 2012 and October 9, 2012 we issued 73,927,779, 193,095,393, 37,833,193, 14,333,873 and 200,311,513 new shares related to the conversion requests of 195,923, 511,769, 98,092, 37,160 and 519,300 Valores Santander, respectively.

In October 2007 a total of 1,400,000 Valores Santander were issued. On October 2008, 2009, 2010 and 2011, and on June, July, August and September 2012 a total to 880,700 Valores Santander were voluntarily converted. On October 4, 2012, took place the mandatory conversion of the remaining 519,300 Valores Santander, representing a 37.1% of the original issuance.

Invitation to tender certain securitization bonds for cash

On April 16, 2012, we announced an invitation to all holders of certain securities (the Securities) to tender such Securities for purchase by Banco Santander for cash (the Invitation). The Securities are fixed rate securities (securitization bonds) listed on the AIAF Fixed Rate Market which correspond to 33 different series issued by specific securitization funds managed by Santander de Titulización, S.G.F.T., S.A. series with an aggregate outstanding principal amount of €6 billion.

The rationale for the Invitation was to effectively manage the Group’s outstanding liabilities and to strengthen our balance sheet. The Invitation was also designed to provide liquidity to Security holders.

On April 25, 2012 we announced the aggregate outstanding principal amount of each of the Securities accepted for purchase which for senior securities amounted to €388,537,762.18 and for mezzanine securities €61,703,163.58.

Sale of our Colombian unit to the Chilean group Corpbanca

In December 2011, we entered into an agreement with the Chilean group Corpbanca to sell our shareholding in Banco Santander Colombia S.A. and our other business subsidiaries in this country (Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial, Santander Investment Colombia S.A., Santander Investment Trust Colombia S.A., Sociedad Fiduciaria y Agencia de Seguros Santander, Ltda.).

Following the obtainment of the regulatory authorizations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A., in the second quarter of 2012 we sold our shareholding in Banco Santander Colombia S.A. and our other business subsidiaries in this country to the Corpbanca Group for a total of $1,229 million (€983 million), giving rise to a gain of €619 million which was recognized under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement.

Agreement with Abbey Life Assurance

On July 19, 2012 we reached an agreement with Abbey Life Assurance Ltd, a subsidiary of Deutsche Bank AG, under which Abbey Life Assurance Ltd will reinsure 100% of the individual life risk portfolio of the insurance companies of Banco Santander in Spain and Portugal.

This reinsurance transaction is unique in the Spanish and Portuguese insurance markets and will enable us to monetize our life risk insurance portfolio, generating a result of €467 million gross.

The policies ceded to Abbey Life Assurance Ltd consist of the portfolio as of June 30, 2012. This reinsurance agreement does not involve any changes for our customers as services will continue to be provided by Santander’s insurance companies.

Our branches in Spain and Portugal will continue to offer products designed by our insurance companies as the agreement reached with Abbey Life Assurance Ltd does not involve any commitment on future distribution and is limited to the portfolio existing at June 30, 2012.

Financial assistance to recapitalize the Spanish Banking Sector

1. Assessment of balance sheets

In order to strengthen the credibility and confidence of the banks, an expert and independent assessment was conducted on all loans granted to the private resident sector, both to households (including mortgages) as well as to SMEs and the rest of non-financial companies.

This exercise was carried out on the 14 largest banks (90% of assets), and in two phases.

• First phase. A top-down analysis by the consultancies Oliver Wyman and Roland Berger assessed the whole sector’s capacity of resistance in 2012-14 under two scenarios in order to determine the global capital needs. In an extremely adverse scenario, which is defined as being highly unlikely (less than 1% probability) and is tougher than any of the other stress tests carried out in Europe so far, the results showed that, in the worst case, capital requirements would range from €51 billion to €62 billion.

• Second phase. A bottom-up analysis. This consisted of analyzing one by one the portfolios of these banks in order to classify provision and measure their credit risks. The results of these audits were used to construct a wider exercise in which, on the basis of the specific data of each bank and applying a stress test, the individual capital needs were calculated under a baseline and an adverse scenario.

The second phase was carried out by Oliver Wyman with the participation of the four main auditing firms in Spain (Deloitte, PWC, Ernst & Young and KPMG), six Spanish and international real estate assessment companies and a project manager, the Boston Consulting Group, which helped the Bank of Spain coordinate the exercise.

The adverse scenario (probability of less than 1%) was based on a 6.5% shrinkage in GDP between 2012 and 2014, a further rise in unemployment (to 27.2% in 2014) and a big fall in real estate prices.

The non-payment probability was multiplied by three in the case of the portfolios of companies and real estate developers (27% and 87%, respectively). In mortgages to individual borrowers, it was multiplied by five, to 15%, and in foreclosures an expected loss of 64% was considered.

The results of the bottom-up analysis for the system, for a 3 year period (2012-2014) were total cumulative losses on the credit portfolio (operations in Spain) of €270 billion in the adverse scenario (€183.3 billion in the baseline).

In comparing these losses with the system’s absorption capacity (provisions already made, pre-provision profit, the impact of the protection frameworks, the excess of capital versus the capital required in the adverse scenario), the system’s additional capital needs amount to €57.3 billion in the adverse scenario (€53.7 billion after the tax effect).

These capital needs are estimated at €24 billion in the baseline scenario (€25.9 billion after the tax effect).

The main results from the analysis were the following:

– Seven banking groups, which account for 62% of the credit portfolio analyzed have no capital needs (Group 0). Among those banks is Grupo Santander.

– The four groups in which the FROB (Fund for the Orderly Restructuring of the Banking Sector) has a holding (Group 1) account for 86% of the sector’s capital needs.

– The remaining entities need capital and on the basis of plans to be presented in the coming weeks will form Group 2 (in need of state aid) or Group 3 (without state aid).

Banco Santander in the adverse scenario is able to rise its capital ratio (from 9.7% to 10.8%) and has a significant capital surplus (€25.3 billion in 2014).

2. Loan request to European authorities.

On June 9, 2012, the Spanish Government announced that it intended to request a special loan from the European authorities that would be used exclusively to recapitalize the more vulnerable Spanish financial institutions, most of which are former savings banks.

The financial assistance was formally requested on June 25 and approved on July 20. The basic conditions are as follows:

• Financial conditions: €100 billion credit line to the FROB with the guarantee of the Spanish state, an average maturity of 12.5 years, in preferential conditions and without having preference status over other debts.

• Other conditions: (i) individual for banks that require recapitalization with public funds and (ii) core capital of 9% for the whole sector at the end of 2012 and monitoring of balance sheets, with particular emphasis on liquidity and deposits.

Placement of shares of Grupo Financiero Santander, S.A.B. de C.V. on the secondary market

On August 16, 2012, we announced our intention to register in the following days with both the Mexican Comisión Nacional de Banca y Valores (National Commission of Banking and Securities) and the U.S. Securities & Exchange Commission the registration statements for the placement of shares of Grupo Financiero Santander, S.A.B. de C.V. on the secondary market. The selling institutions would be Banco Santander, S.A. and its subsidiary Santusa Holding, S.L.

On September 26, 2012 we announced that the price of the offering of shares of Grupo Financiero Santander Mexico was set at 31.25 Mexican pesos ($2.437) per share, valuing Santander Mexico at €12,730 million ($16,538 million), making it the 82nd largest bank in the world by market capitalization.

The total volume of the offering represented 24.9% of the share capital of Santander Mexico after the exercise of the green shoe option. The value of the transaction is €3,178 million, making it the largest equity offering in Latin America so far in 2012 and one of the largest in the world.

The gains obtained by Banco Santander in this transaction were fully allocated to reserves, in line with current accounting requirements, as Banco Santander will continue to maintain control over its Mexican subsidiary.

Of the total shares sold, 81% were placed in the United States and elsewhere outside Mexico and 19% in Mexico. The American Depositary Shares of Santander Mexico commenced trading on the New York Stock Exchange on September 26, 2012. The shares of Santander Mexico continues to trade on the Mexican Stock Exchange.

The IPO of our unit in Mexico was an important step in our strategy of having market listings for all of our significant subsidiaries.

Invitation to tender offer

On August 22, 2012, the Bank and Santander Financial Exchanges Limited (each an Offeror and, jointly, the Offerors) invited holders of 21 specific series of subordinated debt and preferred securities to sell them to the Offerors. The nominal amount of the securities traded in euros and sterling amounted to €7,201 million and £3,373 million, respectively.

The rationale for the invitation was to effectively manage the Group’s outstanding liabilities and to strengthen our balance sheet. The invitation was also designed to provide liquidity to Security holders.

On August 31, 2012 the Offerors announced that the holders had accepted to sell a total nominal amount of €755 for the securities traded in euros and £311 million for the securities traded in sterling.

Agreement to purchase Royal Bank of Scotland branch offices

On October 15, 2012, we announced that the agreement for the sale by The Royal Bank of Scotland (“RBS”) to Santander UK of approximately 300 branches of RBS in England and Wales and NatWest in Scotland (the “Business”) will be not completed in view of the foreseeable lack of satisfaction of the conditions precedent by the agreed final deadline of February 2013.

The agreement reached in August 2010 between Santander UK and RBS for Santander UK to acquire the Business was originally scheduled to complete by end 2011. In August 2011, this was extended to a new target completion date of the fourth quarter of 2012.

Santander UK's guiding principle has been to ensure a seamless journey for the customers of the Business. However, given the delays, Santander UK has concluded that it is not possible to complete this within a reasonable period.

Santander and Elavon agreement

On October 19, 2012, we announced that we had reached an agreement with Elavon Financial Services Limited (“Elavon”) to jointly operate in Spain a payment services business for credit and debit cards through merchants’ point of sale terminals.

The transaction involves the incorporation of a joint venture company whose share capital will be held 51% by Elavon and 49% by the Bank, and to which Santander Group will transfer its aforementioned payment services business in Spain (excluding that of Banesto).

The agreement values the transferred business at €165.8 million and will generate a result of approximately €86.6 million after tax.

The transaction is subject to obtaining the authorization from the Spanish General Directorate of the Treasury and Public Finance to incorporate the joint company as a payment services entity and to the approval of the EU competition authorities. The transaction is expected to close before year end.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2012:

2012	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	79,477,360	5.01	—	—
February	58,531,050	6.01	—	—
March	99,306,204	6.33	—	—
April	193,061,276	5.16	—	—
May	97,452,003	4.48	—	—
June	68,280,888	4.38	—	—
Total	596,108,781

During the first six months of 2012, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Chief Financial Officer

Date: October 31, 2012

INDEX TO FINANCIAL STATEMENTS

(a) Index to Financial Statements

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2012 (UNAUDITED) AND DECEMBER 31, 2011

(Millions of Euros)

ASSETS	Note	06/30/12	12/31/11
CASH AND BALANCES WITH CENTRAL BANKS		86,719	96,524

FINANCIAL ASSETS HELD FOR TRADING	5	196,487	172,638

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	27,776	19,563

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	97,647	86,613

LOANS AND RECEIVABLES	5	788,614	779,525

HELD-TO-MATURITY INVESTMENTS	5	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		2,225	2,024

HEDGING DERIVATIVES		9,361	9,898

NON-CURRENT ASSETS HELD FOR SALE	6	4,974	5,338

INVESTMENTS:		4,730	4,155
Associates		2,132	2,082
Jointly controlled entities		2,598	2,073

INSURANCE CONTRACTS LINKED TO PENSIONS	10	444	2,146

REINSURANCE ASSETS		237	254

TANGIBLE ASSETS:	7	13,397	13,846
Property, plant and equipment		9,759	9,995
Investment property		3,638	3,851

INTANGIBLE ASSETS:	8	28,213	28,083
Goodwill		25,136	25,089
Other intangible assets		3,077	2,994

TAX ASSETS:		24,267	22,901
Current		5,437	5,140
Deferred		18,830	17,761

OTHER ASSETS		7,586	8,018

TOTAL ASSETS		1,292,677	1,251,526

LIABILITIES AND EQUITY	Note	06/30/12	12/31/11
FINANCIAL LIABILITIES HELD FOR TRADING	9	161,487	146,948

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	38,757	44,909

FINANCIAL LIABILITIES AT AMORTISED COST	9	973,084	935,669

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		562	876

HEDGING DERIVATIVES		7,462	6,444

LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE		4	42

LIABILITIES UNDER INSURANCE CONTRACTS		425	517

PROVISIONS	10	14,868	15,572

TAX LIABILITIES:		7,836	8,174
Current		4,848	5,101
Deferred		2,988	3,073

OTHER LIABILITIES		6,372	9,516

TOTAL LIABILITIES		1,210,857	1,168,667

SHAREHOLDERS’ EQUITY:	11	80,651	80,896
Share capital		4,718	4,455
Share premium		32,113	31,223
Reserves		36,037	32,980
Other equity instruments		6,138	8,708
Less: Treasury shares		(59)	(251)
Profit for the period attributable to the Parent		1,704	5,351
Less: Dividends and remuneration	3	—	(1,570)

VALUATION ADJUSTMENTS:	11	(7,014)	(4,482)
Available-for-sale financial assets		(2,311)	(977)
Cash flow hedges		(388)	(202)
Hedges of net investments in foreign operations		(3,243)	(1,850)
Exchange differences		(989)	(1,358)
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(83)	(95)

NON-CONTROLLING INTERESTS	11	8,183	6,445
Valuation adjustments		272	435
Other		7,911	6,010

TOTAL EQUITY		81,820	82,859

TOTAL LIABILITIES AND EQUITY		1,292,677	1,251,526

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		48,199	48,042
CONTINGENT COMMITMENTS		203,670	195,382

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated balance sheet at June 30, 2012.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Millions of Euros)

		(Debit) Credit
	Note	06/30/12	06/30/11
INTEREST AND SIMILAR INCOME	12	30,527	29,457
INTEREST EXPENSE AND SIMILAR CHARGES		(15,028)	(14,305)
INTEREST INCOME/(CHARGES)		15,499	15,152
INCOME FROM EQUITY INSTRUMENTS	12	277	234
INCOME FOR COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		256	10
FEE AND COMMISSION INCOME	12	6,390	6,373
FEE AND COMMISSION EXPENSE		(1,200)	(1,050)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	1,684	805
EXCHANGE DIFFERENCES (net)		(200)	574
OTHER OPERATING INCOME	12	3,184	5,088
OTHER OPERATING EXPENSES		(3,335)	(5,049)
TOTAL INCOME		22,555	22,137
ADMINISTRATIVE EXPENSES		(9,001)	(8,693)
Personnel expenses		(5,229)	(5,071)
Other general administrative expenses		(3,772)	(3,622)
DEPRECIATION AND AMORTIZATION		(1,040)	(1,037)
PROVISIONS (net)		(935)	(1,610)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(9,037)	(4,877)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(124)	(94)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	653	13
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(393)	(333)
OPERATING PROFIT/(LOSS) BEFORE TAX		2,678	5,506
INCOME TAX		(533)	(1,524)
PROFIT FROM CONTINUING OPERATIONS		2,145	3,982
LOSS FROM DISCONTINUED OPERATIONS (net)		(3)	(6)
CONSOLIDATED PROFIT FOR THE PERIOD		2,142	3,976
Profit attributable to the Parent		1,704	3,501
Profit attributable to non- controlling interests		438	475
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.18	0.40
Diluted earnings per share (euros)	3	0.18	0.39

From continuing operations:
Basic earnings (euros)	3	0.18	0.40
Diluted earnings per share (euros)	3	0.18	0.39

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated income statement for the six-month period ended June 30, 2012.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Millions of Euros)

	Note	06/30/12	06/30/11
CONSOLIDATED PROFIT FOR THE PERIOD		2,142	3,976

OTHER RECOGNIZED INCOME AND EXPENSE:		(2,695)	(2,041)
Available-for-sale financial assets:		(1,714)	(136)
Revaluation gains/(losses)	5	(1,462)	(51)
Amounts transferred to income statement		(252)	(85)
Other reclassifications		—	—
Cash flow hedges:		(279)	66
Revaluation gains/(losses)		(159)	45
Amounts transferred to income statement		(147)	21
Amounts transferred to initial carrying amount of hedged items		—	—
Other reclassifications		27	—
Hedges of net investments in foreign operations:	11	(1,393)	959
Revaluation gains/(losses)		(1,387)	962
Amounts transferred to income statement		(6)	(3)
Other reclassifications		—	—
Exchange differences:	11	167	(2,984)
Revaluation gains/(losses)		161	(3,005)
Amounts transferred to income statement		13	21
Other reclassifications		(7)	—
Non-current assets held for sale:		—	—
Revaluation gains/(losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Actuarial gains/(losses) on pension plans		—	—
Entities accounted for using the equity method:		13	—
Revaluation gains/(losses)		11	—
Amounts transferred to income statement		13	—
Other reclassifications		(11)	—
Other recognized income and expense		—	—
Income tax		512	54

TOTAL RECOGNIZED INCOME AND EXPENSE		(553)	1,935

Attributable to the Parent		(829)	1,652
Attributable to non-controlling interests		276	283

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2012.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Millions of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
	Share Capital	Share Premium and Reserves Less Dividends and Remuneration	Other Equity Instruments	Less: Treasury Shares	Profit for the Period Attributable to the Parent	Valuation Adjustments	Non-Controlling Interests	Total Equity
Balance at 12/31/11	4,455	62,633	8,708	(251)	5,351	(4,482)	6,445	82,859
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,455	62,633	8,708	(251)	5,351	(4,482)	6,445	82,859
Total recognized income and expense	—	—	—	—	1,704	(2,532)	275	(553)
Other changes in equity	263	5,517	(2,570)	192	(5,351)	—	1,463	(486)
Capital increases/(reductions)	263	713	(980)	—	—	—	—	(4)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	98	—	—	—	—	98
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(495)	—	—	—	—	(177)	(672)
Transactions involving own equity instruments (net)	—	(10)	—	192	—	—	—	182
Transfers between equity items	—	5,351	—	—	(5,351)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	(2)	(2)
Equity-instrument-based payments	—	—	(20)	—	—	—	—	(20)
Other increases/(decreases) in equity	—	(42)	(1,668)	—	—	—	1,642	(68)
Balance at 06/30/12	4,718	68,150	6,138	(59)	1,704	(7,014)	8,183	81,820

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2012.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Millions of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
	Share Capital	Share Premium and Reserves Less Dividends and Remuneration	Other Equity Instruments	Less: Treasury Shares	Profit for the Period Attributable to the Parent	Valuation Adjustments	Non-Controlling Interests	Total Equity
Balance at 12/31/10	4,164	56,494	8,686	(192)	8,181	(2,315)	5,897	80,915
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,164	56,494	8,686	(192)	8,181	(2,315)	5,897	80,915
Total recognized income and expense	—	—	—	—	3,501	(1,849)	283	1,935
Other changes in equity	56	4,821	135	32	(8,181)	—	(49)	(3,186)
Capital increases/(reductions)	56	(56)	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	140	—	—	—	—	140
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends		(3,202)	—	—	—	—	(317)	(3,519)
Transactions involving own equity instruments (net)	—	(7)	—	32	—	—	—	25
Transfers between equity items	—	8,181	—	—	(8,181)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	161	161
Equity-instrument-based payments	—	—	(4)	—	—	—	—	(4)
Other increases/(decreases) in equity	—	(95)	(1)	—	—	—	107	11
Balance at 06/30/11	4,220	61,315	8,821	(160)	3,501	(4,164)	6,131	79,664

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2012.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Millions of Euros)

	Note	06/30/12	06/30/11
A. CASH FLOWS FROM OPERATING ACTIVITIES		10,215	28,729

Consolidated profit for the period		2,142	3,976
Adjustments made to obtain the cash flows from operating activities:		11,784	10,289
Depreciation and amortization		1,040	1,037
Other adjustments		10,744	9,252
Net increase/(decrease) in operating assets and liabilities:		(22,583)	15,509
Operating assets		(54,124)	(4,444)
Operating liabilities		31,541	19,953
Income tax recovered/(paid)		(1,558)	(1,045)

B. CASH FLOWS FROM INVESTING ACTIVITIES		1,653	(7,137)

Payments:		(870)	(8,302)
Tangible assets	7	(856)	(844)
Intangible assets		(1)	(234)
Investments		(13)	(29)
Subsidiaries and other business units		—	(7,195)
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		2,523	1,165
Tangible assets	7	378	235
Intangible assets		—	—
Investments		—	—
Subsidiaries and other business units	2	991	—
Non-current assets held for sale and associated liabilities	6	1,154	930
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		(1,392)	(6,234)

Payments:		(4,895)	(10,471)
Dividends	3	(637)	(2,060)
Subordinated liabilities		(996)	(4,334)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments	11	(3,109)	(3,951)
Other payments related to financing activities		(153)	(126)
Proceeds:		3,503	4,237
Subordinated liabilities		—	48
Issuance of own equity instruments		—	—
Disposal of own equity instruments	11	3,291	3,969
Other proceeds related to financing activities		212	220

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		149	(3,140)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(9,805)	12,218

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		96,524	77,785

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		86,719	90,003

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		5,451	5,232
Cash equivalents at central banks		81,268	84,771
Other financial assets		—	—
Less—Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		86,719	90,003

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of cash flows for the six-month period ended June 30, 2012.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the half-yearly unaudited condensed consolidated financial statements for the six-month period ended June 30, 2012

1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (the Bank or Banco Santander) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (the Group or Santander Group).

The Group’s interim condensed consolidated financial statements for the six-month period ended June 30, 2012 (“half-yearly financial statements”) were prepared and signed by the Group’s directors at the board meeting held on July 24, 2012. The Group’s consolidated financial statements for 2011 were approved by the shareholders at the Bank’s annual general meeting on March 30, 2012.

b)	Basis of presentation of the half-yearly financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2011 were formally prepared by the Bank’s directors (at the board meeting on January 24, 2012) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2011 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2011. The aforementioned basis of consolidation, accounting policies and measurement bases were in conformity with the IFRSs approved by the International Accounting Standards Board (IASB).

These half-yearly financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 1/2008, of January 30, of the Spanish National Securities Market Commission (CNMV). The aforementioned half-yearly financial statements will be included in the half-yearly financial report for 2012 to be presented by the Group in accordance with the aforementioned CNMV Circular 1/2008.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issue. Consequently, these half-yearly financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, for a proper comprehension of the information included in these half-yearly financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2011.

The accounting policies and methods used in preparing these half-yearly financial statements are the same as those applied in the consolidated financial statements for 2011, taking into account the standards and interpretations that came into force in the first half of 2012. In this connection it should be noted that the following standards and interpretations came into force and were adopted by the European Union in the first half of 2012:

•	Amendment to IFRS 7, Financial Instruments: Disclosures (obligatory for reporting periods beginning on or after July 1, 2011)—Transfers of Financial Assets. IFRS 7 reinforces the disclosures on transfers of financial assets that are not derecognized or, principally, those that qualify for derecognition but in which the entity still has continuing involvement.

•	Amendment to IAS 12, Income Tax—IAS 12 provides that the measurement of deferred tax assets and liabilities arising from investment property is dependent on whether the carrying amount of the investment property is expected to be recovered through use or sale. IAS 12 also includes the contents of IFRIC 21—“Deferred Taxes—Recovery of Revalued Non-Depreciable Assets”, which was withdrawn.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s half-yearly financial statements.

In addition to the foregoing, Note 1.b to the consolidated financial statements for 2011 details the other standards and interpretations with effective dates subsequent to June 30, 2012. The Group is currently analyzing the possible effects of these new standards and interpretations.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the half-yearly financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2011.

In the half-yearly financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.	The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation; and

6.	The fair value of certain unquoted assets and liabilities.

In the six-month period ended June 30, 2012 there were no significant changes in the estimates made at 2011 year-end other than those indicated in these half-yearly financial statements.

d)	Other matters

i. Disputed corporate resolutions

The objection to certain resolutions adopted by the Bank’s shareholders at the general meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004, June 18, 2005 and June 11, 2010 is described in Note 1.d-i) to the Group’s consolidated financial statements for the year ended December 31, 2011.

On February 24, 2012 it was declared that the proceedings contesting certain resolutions adopted by the shareholders of Banco Santander, S.A. at the general meeting on June 11, 2010 had been discontinued following withdrawal by the claimant.

The judgment handed down on May 21, 2012 by the First Chamber of the Supreme Court dismissed the cassation appeal filed by a shareholder against the judgments at initial instance and on the appeal which dismissed the objection to certain resolutions adopted by the shareholders at the general meeting on June 18, 2005.

The Bank’s directors and its legal advisers consider that the objections to the aforementioned corporate resolutions will have no effect on the Group’s half-yearly financial statements.

ii. Credit assignment transactions

The developments since 1992 in relation to certain claims brought against the Group in connection with certain credit assignment transactions performed are described in Note 1.d. ii) to the Group’s consolidated financial statements for the year ended December 31, 2011.

There were no material changes in this connection from the date of formal preparation of the Group’s consolidated financial statements for 2011 to the date of formal preparation of these half-yearly financial statements.

e)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2011 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2011 to the date of formal preparation of these half-yearly financial statements.

f)	Comparative information

The information for 2011 contained in these half-yearly financial statements is presented for comparison purposes only with the information relating to the six-month period ended June 30, 2012.

In order to interpret the changes in the balances with respect to December 2011, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31, 2011) and the impact of the appreciation/depreciation of all currencies against the euro in the first six months of 2012, which with respect to the period-end exchange rates was as follows: Mexican peso (7.0%), US dollar (2.8%), Brazilian real (-6.3%), pound sterling (3.5%), Chilean peso (6.4%) and Polish zloty (4.9%).

g)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six-month period ended June 30, 2012.

h)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the half-yearly financial statements.

i)	Events after the reporting period

It should be noted that from July 1, 2012 to October 31, 2012 on which the financial statements for the first half of 2012 were authorized for issue, the following significant events occurred at Santander Group:

•	On March 30, 2012, we informed that the Ordinary General Shareholders’ Meeting held that day had resolved to grant the holders of “Valores Santander” an option to convert their securities on four occasions before October 4, 2012, the mandatory conversion date for the outstanding “Valores Santander”. As a result on June 7, 2012, July 5, 2012, August 7, 2012, September 6, 2012 and October 9, 2012 we issued 73,927,779, 193,095,393, 37,833,193, 14,333,873 and 200,311,513 new shares related to the conversion requests of 195,923, 511,769, 98,092, 37,160 and 519,300 “Valores Santander”, respectively.

In October 2007 a total of 1,400,000 “Valores Santander” were issued. On October 2008, 2009, 2010 and 2011, and on June, July, August and September 2012 a total to 880,700 “Valores Santander” were voluntarily converted. On October 4, 2012, took place the mandatory conversion of the remaining 519,300 “Valores Santander”, representing a 37.1% of the original issuance.

•	On September 28, 2012, we announced that the resulting capital ratio (common equity tier 1) for Grupo Santander, including Banesto, as of December 31, 2014 in the most severe scenario is projected to be 10.8%, as opposed to 9.7% as of December 31, 2011, which represents an increase of 1.1 percentage points. The final capital resulting in such scenario is €57,147 million (versus 54,517 million as of December 31, 2011), an excess of €25,297 million over the minimum ratio of 6%.

•	On July 11, 2012, pursuant to the “Santander Dividendo Elección” shareholder remuneration program, we announced that the Executive Committee had approved to offer shareholders the option of receiving an amount equal to the first interim dividend in cash or in new shares. On August 1, 2012, €0.15 per share, an amount equal to the first 2012 interim dividend, was paid in cash to those shareholders who opted for this method of receiving their remuneration.

On July 30, 2012 we announced that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” program is carried out ended on July 27, 2012.

The holders of 72.58% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of charge capital increase was 218,391,102, corresponding to 2.27% of the share capital, and the amount of the capital increase is €109,195,551. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to €1,062,254,320.13.

The shareholders holding the remaining 27.42% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 2,639,687,283 rights for a total gross consideration of €401,232,467.02. Banco Santander has waived the free allotment rights so acquired.

On October 15, 2012, pursuant to the “Santander Dividendo Elección” shareholder remuneration program, the Group announced that it was going to offer shareholders the option of receiving an amount equal to the second interim dividend in cash or in new shares. From November 5, 2012, €0.15 per share, an amount equal to the second 2012 interim dividend, will be paid in cash to those shareholders who opted for this method of receiving their remuneration.

•	On August 22, 2012, the Bank and Santander Financial Exchanges Limited (each an Offeror and, jointly, the Offerors) invited holders of 21 specific series of subordinated debt and preferred securities to sell them to the Offerors. The nominal amount of the securities traded in euros and sterling pounds amounted to €7,201 million and £3,373 million, respectively.

The rationale for the invitation was to effectively manage the Group’s outstanding liabilities and to strengthen our balance sheet. The invitation was also designed to provide liquidity to Security holders.

On August 31, 2012 the Offerors announced that the holders had accepted to sell a total nominal amount of €755 for the securities traded in euros and £311 million for the securities traded in sterling.

•	On July 19, 2012 we reached an agreement with Abbey Life Assurance Ltd, a subsidiary of Deutsche Bank AG, under which Abbey Life Assurance Ltd will reinsure 100% of the individual life risk portfolio of the insurance companies of Banco Santander in Spain and Portugal.

This reinsurance transaction is unique in the Spanish and Portuguese insurance markets and will enable us to monetize our life risk insurance portfolio, generating a result of €467 million gross.

The policies ceded to Abbey Life Assurance Ltd consist of the portfolio as of June 30, 2012. This reinsurance agreement does not involve any changes for our customers as services will continue to be provided by Santander’s insurance companies.

Our branches in Spain and Portugal will continue to offer products designed by our insurance companies as the agreement reached with Abbey Life Assurance Ltd does not involve any commitment on future distribution and is limited to the portfolio existing at June 30, 2012.

•	On August 16, 2012, we announced our intention to register in the following days with both the Mexican Comisión Nacional de Banca y Valores (National Commission of Banking and Securities) and the U.S. Securities & Exchange Commission the registration statements for the placement of shares of Grupo Financiero Santander, S.A.B. de C.V. on the secondary market. The selling institutions would be Banco Santander, S.A. and its subsidiary Santusa Holding, S.L.

On September 26, 2012 we announced that the price of the offering of shares of Grupo Financiero Santander Mexico was set at 31.25 Mexican pesos ($2.437) per share, valuing Santander Mexico at €12,730 million ($16,538 million), making it the 82nd largest bank in the world by market capitalization.

The total volume of the offering represented 24.9% of the share capital of Santander Mexico after the exercise of the green shoe option. The value of the transaction is €3,178 million, making it the largest equity offering in Latin America so far in 2012 and one of the largest in the world.

The gains obtained by Banco Santander in this transaction were fully allocated to reserves, in line with current accounting requirements, as Banco Santander will continue to maintain control over its Mexican subsidiary. This placement translated into an increase in Banco Santander’s core capital ratio of about half a percentage point, assuming the green shoe was exercised in full. Banco Santander’s core capital at June 30, 2012 was 10.1% under Basel II rules.

Of the total shares sold, 81% were placed in the United States and elsewhere outside Mexico and 19% in Mexico. The American Depositary Shares of Santander Mexico commenced trading on the New York Stock Exchange on September 26. The shares of Santander Mexico will continue to trade on the Mexican Stock Exchange.

The IPO of our unit in Mexico was an important step in our strategy of having market listings for all of our significant subsidiaries.

•	On October 15, 2012, we announced that the agreement for the sale by The Royal Bank of Scotland (“RBS”) to Santander UK of approximately 300 branches of RBS in England and Wales and NatWest in Scotland (the “Business”) will not complete in view of the foreseeable lack of satisfaction of the conditions precedent by the agreed final deadline of February 2013.

The agreement reached in August 2010 between Santander UK and RBS for Santander UK to acquire the Business was originally scheduled to complete by end 2011. In August 2011, this was extended to a new target completion date of the fourth quarter of 2012.

Santander UK’s guiding principle has been to ensure a seamless journey for the customers of the Business. However, given the delays, Santander UK has concluded that it is not possible to complete this within a reasonable period.

•	On October 19, 2012, we announced that it has reached an agreement with Elavon Financial Services Limited (“Elavon”) to jointly develop in Spain the payment services business for credit and debit cards through merchant’s point of sale terminals.

The transaction involves the incorporation of a joint venture company whose share capital will be held 51% by Elavon and 49% by the Bank, and to which Santander Group will transfer its aforementioned payment services business in Spain (excluding that of Banesto).

The agreement values the transferred business at €165.8 million and will generate a result of approximately €86.6 million after tax.

The transaction is subject to obtaining the authorization from the Spanish General Directorate of the Treasury and Public Finance to incorporate the joint company as a payment services entity and to the approval of the EU competition authorities and is expected to close before year end.

j)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2011 provide relevant information on the Group companies that were consolidated at that date and on the equity-accounted Group companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2011, 2010 and 2009.

The table below provides detailed information on the most representative acquisitions and disposals of ownership interests in the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first half of 2012:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Santander Brasil, EFC, S.A.	Incorporation	03/07/12	743	—	100.00%	100.00%
Sancap Investimentos e Participações S.A.	Incorporation	01/18/12	29	—	100.00%	100.00%

DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)
Name of entity (or line of business) disposed of, spun-off or derecognized	Category	Effective transaction date (mm/dd/yy)	% of voting power disposed of or derecognized	% of total voting power at entity after disposal	Gain/(loss) (millions of euros)
Banco Santander Colombia, S.A.	Sale	06/30/12	99.32%	0.00%	619	(*)
(*)	Includes profit associated with the sale of other companies owned by the Group in Colombia (as detailed below)

The most significant transactions performed in the six-month period were as follows:

Colombia

In December 2011, the Group entered into an agreement with the Chilean group Corpbanca to sell its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country (Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial, Santander Investment Colombia S.A., Santander Investment Trust Colombia S.A., Sociedad Fiduciaria y Agencia de Seguros Santander, Ltda.).

Following the obtainment of the regulatory authorizations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A., in the second quarter of 2012 the Group sold its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country to the Corpbanca Group for a total of USD 1,229 million (EUR 983 million), giving rise to a gain of EUR 619 million which was recognized by the Group under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement.

Other transactions

Merger of Bank Zachodni WBK and Kredyt Bank in Poland

On February 28, 2012 the Group announced that Banco Santander, S.A. and KBC Bank NV had entered into an investment agreement to merge their two subsidiaries in Poland, Bank Zachodni WBK and Kredyt Bank. The entity resulting from the merger will reinforce its position as the third largest bank in Poland in terms of deposits, loans, branches and profit.

Following the transaction, the Group will control approximately 76.5% of the resulting entity and KBC Bank NV will control approximately 16.4%, with the remaining 7.1% being owned by non-controlling interests. However, Banco Santander has undertaken to assist KBC Bank NV to reduce its shareholding in the merged company to less than 10% immediately after the merger. The merger is subject to regulatory approval by the related supervisory authorities.

3.	Remuneration paid by the Bank and earnings per share

a)	Remuneration paid by the Bank

The cash remuneration paid by the Bank to its shareholders in the first six months of 2012 and 2011 was as follows:

	First Half of 2012			First Half of 2011
	% of Par Value	Euros per Share	Amount (Millions of Euros)	% of Par Value	Euros per Share	Amount (Millions of Euros)
Ordinary shares	14.1%	0.07	637	48.9%	0.24	2,060
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	14.1%	0.07	637	48.9%	0.24	2,060

Remuneration paid out of profit	3.18%	0.02	142	48.9%	0.24	2,060
Remuneration paid with a charge to reserves or share premium	10.92%	0.05	495	—	—	—
Remuneration paid in kind	—	—	—	—	—	—

•	The shareholder remuneration scheme (“Santander Dividendo Elección”) approved by the ordinary general meetings of June 17, 2011 and March 30, 2012 offered shareholders the possibility of opting to receive an amount equal to the third interim dividend for 2011 and the final dividend for that year (fourth dividend for 2011), respectively, in cash or new shares.

In addition to the EUR 637 million in cash shown in the foregoing table (of which EUR 142 million relate to the amount of the third interim dividend for 2011 and EUR 495 million to the amount of the final dividend for 2011—fourth dividend of that year), in the first half of 2012 EUR 2,420 million were assigned to shareholder remuneration in the form of shares.

•	In addition to the remuneration paid out of profit which are detailed in the table above, EUR 149 million were paid in the first half of 2012 (first half of 2011: EUR 126 million), with a charge to reserves, relating to interest on the securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”- see Note 11). This interest was recognized under Other increases/(decreases) in equity in the consolidated statement of changes in total equity.

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06/30/2012	06/30/2011
Profit attributable to the Parent (millions of euros)	1,704	3,501
Of which:
Loss from discontinued operations (millions of euros)	(3)	(6)
Profit from continuing operations (millions of euros)	1,707	3,507
Weighted average number of shares outstanding	9,045,468	8,379,417
Assumed conversion of convertible debt	489,554	481,432

Adjusted number of shares	9,535,022	8,860,849

Basic earnings per share (euros)	0.18	0.40

Of which: from discontinued operations (euros)	(0.00)	(0.00)

from continuing operations (euros)	0.18	0.40

ii. Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06/30/12	06/30/11
Profit attributable to the Parent (millions of euros)	1,704	3,501
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Net profit attributable to the Parent (millions of euros)	1,704	3,501

Of which:
Loss from discontinued operations (millions of euros)	(3)	(6)

Profit from continuing operations (millions of euros)	1,707	3,507

Weighted average number of shares outstanding	9,045,468	8,379,417
Dilutive effect of:
Assumed conversion of convertible debt	489,554	481,432
Options/ receipt of shares	70,913	64,515

Adjusted number of shares	9,605,935	8,925,364

Diluted earnings per share (euros)	0.18	0.39

Of which: from discontinued operations (euros)	(0.00)	(0.00)

from continuing operations (euros)	0.18	0.39

4.	Remuneration and other benefits paid to the Bank’s directors and senior executives

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2011 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2011 and 2010.

The shareholders at the general meeting held on March 30, 2012 resolved to appoint Ms. Esther Giménez-Salinas Colomer as director. They also resolved not to reappoint as directors Mr. Antonio Basagoiti, Mr. Antonio Escámez and Mr. Luis Alberto Salazar-Simpson, bringing the Bank’s directors to a total of 16.

The most salient data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2012 and 2011 are summarized as follows:

Remuneration of directors (1)

	Thousands of Euros
	06/30/12	06/30/11
Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	5,016	5,700
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	693	780
By-law stipulated annual directors’ emoluments	—	—
Other (except insurance premiums)	740	918

Sub-total	6,449	7,398

Transactions involving shares and/or other financial instruments (2)	—	—

	6,449	7,398

(1)	The notes to the annual consolidated financial statements for 2012 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)	In keeping with the disclosure requirements detailed in Note 5.a to the Group’s consolidated financial statements at December 31, 2011, variable remuneration in either cash or shares is considered to be any remuneration agreed upon and paid in each period.

Other benefits of the directors

	Thousands of Euros
	06/30/12	06/30/11
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	9,631	19,164
Pension funds and plans: contributions	611	696
Pension funds and plans: obligations assumed	222,769	296,641
Life insurance premiums	591	1,104
Guarantees provided for directors	—	—

Also, for their membership of Group company boards of directors, in the first half of 2012 Lord Burns received EUR 333 thousand (first half of 2011: EUR 300 thousand) in his capacity as non-executive chairman of the board of directors of the Group companies Santander UK Plc and Alliance & Leicester Plc, Mr. Matías Rodríguez Inciarte received EUR 28 thousand as a non-executive director of U.C.I., S.A. (first half of 2011: EUR 14 thousand) and Mr. Antonio Basagoiti received EUR 120 thousand from Banesto in the first half of 2012 in his capacity as non-executive chairman of the board of directors of this entity for the provision of services to this entity in the period of 2012 in which he acted as director (EUR 250 thousand in the first half of 2011 in his capacity as non-executive chairman of the board of directors of Banesto) and Mr. Vittorio Corbo Lioi received EUR 215 thousand as non-executive director of Banco Santander-Chile for the provision of advisory services to this entity.

Remuneration of senior managers (1) (2)

	Thousands of Euros
	06/30/12	06/30/11
Senior management:
Total remuneration of senior management	17,341	15,885

(1)	The above amounts reflect the half-yearly remuneration irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.
(2)	The number of senior managers of the Bank, excluding executive directors changed from 22 in the first half of 2011 to 23 in the first half of 2012.

The annual variable remuneration (or bonus) for 2011 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2012 profit or loss, which will be approved by the board of directors at year-end, will be disclosed in the notes to the financial statements for 2012.

5.	Financial assets

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at June 30, 2012 and December 31, 2011 is as follows:

	Millions of Euros
	06/30/12
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available- for-Sale Financial Assets	Loans and Receivables	Held-to- Maturity Investments
Loans and advances to credit institutions	8,250	5,188	—	57,340	—
Loans and advances to customers	22,688	18,716	—	724,820	—
Debt instruments	48,477	3,179	93,111	6,454	—
Equity instruments	4,769	693	4,536	—	—
Trading derivatives	112,303	—	—	—	—

	196,487	27,776	97,647	788,614	—

	Millions of Euros
	12/31/11
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available- for-Sale Financial Assets	Loans and Receivables	Held-to- Maturity Investments
Loans and advances to credit institutions	4,636	4,701	—	42,389	—
Loans and advances to customers	8,056	11,748	—	730,296	—
Debt instruments	52,704	2,649	81,589	6,840	—
Equity instruments	4,744	465	5,024	—	—
Trading derivatives	102,498	—	—	—	—

	172,638	19,563	86,613	779,525	—

b)	Sovereign risk

As a general rule, at Santander Group sovereign risk is considered to be the risk assumed in transactions with the central bank, the issuer risk of the Treasury or Republic and the risk arising from transactions with public entities (public entities whose funds are obtained from fiscal income, which are legally recognized as entities included in the government sector, and whose activities are of a non-commercial nature). Following is the updated version at June 30, 2012 of the information presented in Note 54 to the 2011 financial statements of the Group’s total risk exposure to the so-called peripheral countries of the euro zone, distinguishing, based on the country of the issuer or borrower, between sovereign risk and private sector exposure:

Sovereign Risk by Country of Issuer/Borrower at June 30, 2012 (**)
	Millions of Euros
	Balances with Central Banks	Debt Instruments			Loans and Advances to Customers (*)	Derivatives (***)		Total on- balance - sheet exposure	Contingent Liabilities and Commitments	Total exposure
		Financial Assets Held For Trading and other Financial Assets at Fair Value through Profit or Loss	Available- for-Sale Financial Assets	Loans and Receivables		Other than CDSs	CDSs
Spain	4,704	6,769	36,489	1,172	17,959	(12)	—	67,081	3,575	70,656
Portugal	1,003	93	2,917	—	884	1,007	4	5,908	142	6,050
Italy	—	324	271	—	1	7	(7)	596	—	596
Greece	—	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	215	—	215	—	215

(*)	Are presented without taking into account the valuation adjustments recognized (EUR 10 million).
(**)	Exposure to repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives where the counterparty is located in one of the peripheral countries of the Eurozone, irrespective of the location of the underlying party. “CDSs” refers to exposure to CDSs where the underlying party is located in one of the peripheral countries of the Eurozone.

Private Sector Exposure by Country of Issuer/Borrower at June 30, 2012 (**)
	Millions of Euros
	Loans and Advances to Credit Institutions	Debt Instruments			Loans and Advances to Customers (*)	Derivatives (***)		Total on- balance - sheet exposure	Contingent Liabilities and Commitments	Total exposure
		Financial Assets Held For Trading and other Financial Assets at Fair Value through Profit or Loss	Available- for-Sale Financial Assets	Loans and Receivables		Other than CDSs	CDSs
Spain	6,363	2,214	5,154	1,029	188,897	6,813	(42)	210,428	57,222	267,650
Portugal	—	819	714	1,570	27,976	685	(6)	31,758	7,626	39,384
Italy	—	209	105	93	9,050	(97)	7	9,367	3,388	12,755
Greece	—	—	—	—	19	—	—	19	131	150
Ireland	—	155	102	137	545	242	—	1,181	244	1,425

(*)	Are presented without taking into account the valuation adjustments recognized (EUR 8,720 million).
(**)	Exposure to repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives where the counterparty is located in one of the peripheral countries of the Eurozone, irrespective of the location of the underlying party. “CDSs” refers to exposure to CDSs where the underlying party is located in one of the peripheral countries of the Eurozone.

Following is certain information on the notional amount of the CDSs at June 30, 2012 detailed in the foregoing tables:

Millions of Euros
		Notional Amount			Fair Value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	2,998	(3,914)	(916)	199	(241)	(42)
Portugal	Sovereign	236	(216)	20	46	(42)	4
	Private	425	(449)	(24)	56	(62)	(6)
Italy	Sovereign	537	(623)	(86)	56	(63)	(7)
	Private	1,096	(1,077)	19	124	(117)	7
Greece	Sovereign	—	—	—	—	—	—
	Private	20	(20)	—	7	(7)	—
Ireland	Sovereign	9	(9)	—	1	(1)	—
	Private	48	(54)	(6)	1	(1)	—

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At June 30, 2012, the Group analyzed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 67 million to the income statement (first half of 2011: EUR 20 million). Accordingly, most of the changes in value of these assets are presented in equity under Valuation adjustments—Available-for-sale financial assets (see Note 11). The changes in valuation adjustments in the six-month period are recognized in the consolidated statement of recognized income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the six-month periods ended June 30, 2012 and 2011 were as follows:

	Millions of Euros
	06/30/12	06/30/11
Balance at beginning of period	18,988	19,739

Impairment losses charged to income for the period	9,602	5,696
Of which:
Individually assessed	10,713	7,578
Collectively assessed	719	705
Impairment losses reversed with a credit to income	(1,830)	(2,587)
Changes in the scope of consolidation	(272)	—
Write-off of impaired balances against recorded impairment allowance	(6,102)	(5,799)
Exchange differences and other changes	(707)	312

Balance at end of period	21,509	19,949

Of which:
By method of assessment:
Individually assessed	17,702	15,278
Of which, arising from country risk	52	52
Collectively assessed	3,807	4,671

Previously written-off assets recovered in the first six months of 2012 amounted to EUR 632 million (first six months of 2011: EUR 837 million). Considering these amounts and those recognized under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 8,970 million in the first half of 2012 (first half of 2011: EUR 4,857 million). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 9,037 million and EUR 4,877 million for the six-month periods ended June 30, 2012 and 2011, respectively.

The first half of 2012 saw a significant increase in credit loss provisions compared with the same period in 2011 as a result, on the one hand, of the double digit growth in loans granted to customers by the Group’s units in emerging countries and, on the other, more significantly, of the increase in non-performing loans seen in significant units such as Brazil (6.51% compared to 5.38% at 2011 year-end), Portugal (5.42% compared to 4.06%) and especially Spain (5.98% compared with 5.49% in 2011, especially in the portfolio of financing granted for property development and construction with a rate of 39.4% compared to 28.6% at 2011 year-end).

The first half of 2012 was characterized by major uncertainty in the face of the deterioration of the euro zone crisis. The elections in Greece and France and the spreading of the euro crisis to Spain led to a further tightening of financial conditions, further drops in equities markets and a fall in confidence at global level. Spain entered into recession after suffering a 0.3% drop in quarterly GDP for two consecutive quarters with a decline in domestic demand and weak consumption and investment that was only partially offset by the foreign sector.

Against this backdrop, the Spanish government approved significant fiscal adjustment measures and higher provisioning requirements for property risks, and commenced the external valuation of balance sheets in the banking system, after which it will recapitalize the entities that so require, having requested the financial assistance of the Eurogroup for this purpose.

All of the above is negatively affecting the economic and financial situation of borrowers and the value of property assets, giving rise to increased credit loss provision requirements.

d)	Impaired assets

The detail of the changes in the six-month periods ended June 30, 2012 and 2011 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of Euros
	06/30/12	06/30/11
Balance at beginning of period	31,340	27,937
Net additions	8,923	7,145
Written-off assets	(6,102)	(5,799)
Changes in scope of consolidation	(625)	926
Exchange differences and other	35	(516)

Balance at end of period	33,571	29,693

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

6.	Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2012 and December 31, 2011 is as follows:

	Millions of Euros
	06/30/2012	12/31/2011
Tangible assets	4,850	5,171
Of which:
Foreclosed assets and acquired assets	4,780	5,112
Of which: Property assets in Spain	4,216	4,274
Other tangible assets held for sale	71	59
Other assets	124	167

	4,974	5,338

At June 30, 2012 the allowance that covers the value of the foreclosed assets and acquired assets amounted to EUR 4,388 million (December 31, 2011: EUR 4,512 million), which represents a coverage ratio of 47.86% of the gross value of the portfolio (December 31, 2011: 46.88%). The net charge in the first half of 2012 amounted to EUR 217 million (first half of 2011: EUR 333 million). Also, in the first half of 2012 the Group sold non-current assets held for sale for a net amount of approximately EUR 1,330 million.

7.	Tangible assets

a)	Changes in the period

In the first six months of 2012 and 2011 tangible asset items were acquired for EUR 856 million and EUR 844 million, respectively.

Also, in the first six months of 2012 tangible asset items were disposed of with a carrying amount of EUR 347 million (first six months of 2011: EUR 228 million), giving rise to a net gain of EUR 31 million (first six months of 2011: EUR 6 million).

b)	Impairment losses

There were no significant impairment losses on tangible assets in the first six months of 2012 and 2011.

c)	Property, plant and equipment purchase commitments

At June 30, 2012 and 2011, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.	Intangible assets

a)	Goodwill

The detail of Goodwill at June 30, 2012 and December 31, 2011, based on the companies giving rise thereto, is as follows:

	Millions of Euros
	06/30/12	12/31/11
Santander UK Group PLC (United Kingdom)	9,210	8,896
Santander Brasil S.A.	7,375	7,878
Bank Zachodni WBK S.A.	2,119	2,019
Santander Holding USA, Inc. (formerly Sovereign Bancorp)	1,631	1,587
Santander Consumer Holding GmbH (formerly CC-Holding)	1,315	1,315
Banco Santander Totta, S.A.	1,040	1,040
Banco Santander Chile	789	742
Grupo Financiero Santander Serfin (Mexico)	568	531
Banco Español de Crédito, S.A.	369	369
Santander Consumer Bank AS (Norway)	141	138
Santander Consumer Bank S.p.A.	106	106
Other companies	473	468

	25,136	25,089

The changes in goodwill from December 31, 2011 to June 30, 2012 relate substantially in full to exchange differences which, pursuant to current regulations, were recognized with a credit to Valuation adjustments—Exchange differences in equity in the consolidated statement of recognized income and expense.

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group’s smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The cost of the cash-generating unit, including goodwill, is compared with its recoverable amount in order to determine whether there is any impairment. In order to determine the recoverable amount, the Group uses market prices, if available, valuations performed by independent experts, or internal estimates.

In order to determine the fair value of the cash-generating units, the Group’s directors use: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarization-, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

To supplement this, the Group performs estimates of the recoverable amounts of certain cash-generating units using discounted cash flow projections. In order to perform this calculation, the main assumptions used by the Group are: (i) earnings projections based on the five-year financial budgets approved by the directors, (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) a constant growth rate used in order to extrapolate earnings to perpetuity which does not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount.

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors, in the first six months of 2012 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first half of 2012 there were no significant impairment losses with respect to items classified as Other intangible assets.

9.	Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at June 30, 2012 and December 31, 2011 is as follows:

	Millions of Euros
	06/30/12			12/31/11
	Financial Liabilities Held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost	Financial Liabilities Held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost
Deposits from central banks	3,119	106	59,383	7,740	1,510	34,996
Deposits from credit institutions	7,638	8,509	78,816	9,287	8,232	81,373
Customer deposits	28,765	23,974	591,269	16,574	26,982	588,977
Marketable debt securities	94	6,168	202,303	77	8,185	189,110
Trading derivatives	110,958	—	—	103,083	—	—
Subordinated liabilities	—	—	22,408	—	—	22,992
Short positions	10,913	—	—	10,187	—	—
Other financial liabilities	—	—	18,905	—	—	18,221

	161,487	38,757	973,084	146,948	44,909	935,669

Convertible issues

Except for those described in Note 34.a to the consolidated financial statements for 2011, there are no issues that are convertible into Bank shares or which grant privileges or rights which, in certain circumstances, make them convertible into shares.

Santander UK plc has a GBP 200 million subordinated debt issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

b)	Information on issuances, repurchases or redemptions of debt instruments

Following is a detail, at June 30, 2012 and 2011, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first six months of 2012 and 2011:

	Millions of Euros
	06/30/12
	Outstanding Beginning Balance at 01/01/12	Issues	Repurchases or Redemptions	Exchange Rate and Other Adjustments	Outstanding Ending Balance at 06/30/12
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	169,182	29,381	(25,915)	901	173,550
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	1,994	20	(515)	12	1,511
Other debt instruments issued outside EU member states	49,188	14,058	(7,996)	662	55,912

	220,364	43,459	(34,426)	1,575	230,973

	Millions of Euros
	06/30/11
	Outstanding Beginning Balance at 01/01/11	Issues	Repurchases or Redemptions	Exchange Rate and Other Adjustments	Outstanding Ending Balance at 06/30/11
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	162,990	49,695	(48,762)	618	164,541
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	1,586	1,068	(748)	4	1,910
Other debt instruments issued outside EU member states	58,771	51,791	(49,266)	576	61,872

	223,347	102,554	(98,776)	1,198	228,323

At June 30, 2012, there were no issues that are convertible into Bank shares or which grant privileges or rights which, in certain circumstances, make them convertible into shares, except for the “Valores Santander” discussed in Note 11.b.

c)	Other issues guaranteed by the Group

At June 30, 2012, debt instruments amounting to EUR 103 million issued by associates or non-Group third parties had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information of certain issuances, repurchases or redemptions of debt instruments

The main characteristics of the most significant issuances (excluding promissory notes, securitizations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first six months of 2012, or guaranteed by the Bank or Group entities, are as follows:

Issuer Data					Data on the Transactions Performed in the First Half of 2012
Name	Relationship with the Bank	Country of Registered Office	Credit Rating of the Issuer or Issue	Transaction	ISIN Code	Type of Security	Date of the Transaction	Amount of the Issue, Repurchase or Redemption (Millions of Euros)	Balance Outstanding (Millions of Euros) (a)	Interest Rate	Market where Listed	Type of Guarantee Provided	Risks Additional to the Guarantee that the Group would Assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS0751524694	Senior debt	02/28/2012	750	750	3M EU + 180 bp	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Issuance	XS0769914218	Mortgage-backed bonds	04/05/2012	923	923	2.72%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Issuance	XS0784642679	Mortgage-backed bonds	05/24/2012	320	320	3.63%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Issuance	XS0784644295	Mortgage-backed bonds	05/24/2012	313	313	3.63%	London	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	Baa3 / A- / BBB+	Issuance	ES0413440266	Mortgage-backed bonds	02/17/2012	500	500	3.75%	AIAF	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	Aa2	Issuance	ES0413440258	Territorial bond	04/13/2012	200	200	6M Euribor +2.31%	AIAF	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	A2 / A+	Issuance	ES0313440150	Senior debt	04/17/2012	490	490	3.00%	AIAF	—	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	Baa1 / BBB+ / BBB	Issuance	US05966UAP93	Senior debt	02/13/2012	504	504	4.63%	Luxembourg	—	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	Baa1 / BBB+ / BBB	Issuance	N/A	Senior debt	03/01/2012	415	415	5.54%	N/A	—	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	Baa1 / BBB+ / BBB	Issuance	N/A	Senior debt	03/02/2012	384	384	5.13%	N/A	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Issuance	ES0413900285	Mortgage-backed bonds	02/17/2012	2,000	2,000	3.25%	AIAF	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3/AA-/AA-	Issuance	XS0724661367	Senior debt	01/09/2012	225	225	3M EU+1.55%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3/AA-/AA-	Issuance	XS0739781572	Senior debt	02/02/2012	200	200	3M EU+1.69%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3/A+/A	Issuance	XS0748886156	Senior debt	02/28/2012	370	370	3M EUR + 87bp	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3/A+/A	Issuance	XS0753524684	Senior debt	03/07/2012	330	330	3M EU+0.91%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3/A+/A	Issuance	XS0752985878	Senior debt	03/09/2012	226	226	6M US+2.76%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3/A+/A	Issuance	XS0759014375	Senior debt	03/27/2012	1,000	1,000	6M EU+2.551%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 / A+ / A	Issuance	XS0770378619	Senior debt	04/16/2012	211	211	1.80%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 / A+ / A	Issuance	XS0775737397	Senior debt	04/30/2012	537	537	3M Euribor+30 bp	Europe	Banco Santander, S.A.	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	AAA	Issuance	XS0637455618	Mortgage-backed bonds	01/09/2012	200	200	2.88%	London	—	N/A

Issuer Data					Data on the Transactions Performed in the First Half of 2012
Name	Relationship with the Bank	Country of Registered Office	Credit Rating of the Issuer or Issue	Transaction	ISIN Code	Type of Security	Date of the Transaction	Amount of the Issue, Repurchase or Redemption (Millions of Euros)	Balance Outstanding (Millions of Euros) (a)	Interest Rate	Market where Listed	Type of Guarantee Provided	Risks Additional to the Guarantee that the Group would Assume
SANTANDER UK PLC	Subsidiary	United Kingdom	AAA	Issuance	XS0250729109	Mortgage-backed bonds	01/27/2012	250	250	4.25%	London	—	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	AAA	Issuance	XS0746621704	Mortgage-backed bonds	02/16/2012	899	899	5.25%	London	—	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	AAA	Issuance	XS0746622009	Mortgage-backed bonds	02/16/2012	899	899	3M LIBOR + 1.6%	London	—	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	AAA	Issuance	XS0546057570	Mortgage-backed bonds	02/27/2012	500	500	3.63%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Repayment	US00279VCC72	Senior debt	01/20/2012	1,376	—	3M USD LIBOR + 37.5	N/A	—	N/A
ALLIANCE & LEICESTER PLC	Subsidiary	United Kingdom	A	Repayment	XS0222335134	Senior debt	06/20/2012	1,000	—	3M Euribor + 10 bp	London	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	Baa3 / A- / BBB+	Repayment	ES0413440142	Mortgage-backed bonds	02/17/2012	557	—	3.50%	AIAF	Government debt securities	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	B1 / BB-	Repayment	ES0113440004	Preferred securities	06/29/2012	490	—	3M Euribor + 2.30%, 4% Floor	AIAF	—	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A / A+	Repayment	USP1506ADE49	Senior debt	04/20/2012	378	—	Libor + 125 bp	US	—	N/A
BANCO SANTANDER MEXICO, S.A.	Subsidiary	Mexico	AAA	Repayment	MX0FBA011G08	Senior debt	04/30/2012	262	—	TIIE + 0.08%	Mexico	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Ba1 / BB / BBB	Repayment	PTCPP4OM0023	Senior debt	06/12/2012	1,000	—	3.75%	Luxembourg	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa/AAA	Repayment	ES0413900079	Mortgage-backed bonds	02/07/2012	2,000	—	3.25%		—	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	Spain	Aa2	Repayment	XS0426539184	Senior debt	05/08/2012	1,000	—	4.00%	AIAF	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0521395201	Senior debt	01/06/2012	250	—	3M EU + 0.45%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3/AA-/AA	Repayment	XS0283070554	Senior debt	01/30/2012	1,425	—	3M EUR + 0.12%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa1/AA/AA	Repayment	XS0381817005	Senior debt	02/14/2012	2,000	—	5.63%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3/AA-/AA	Repayment	XS0288583619	Senior debt	03/08/2012	233	—	3M GB + 0.10%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0603350017	Senior debt	03/16/2012	207	—	3M EU + 0.90%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0520246686	Senior debt	03/30/2012	312	—	3M EU + 0.5%	Luxembourg	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 / AA / AA	Repayment	XS0296702268	Senior debt	04/25/2012	750	—	3M Euribor + 11 bp	Europe	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0502921421	Senior debt	04/26/2012	1,000	—	3M Euribor + 55 bp	Europe	Banco Santander, S.A.	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0520246686	Senior debt	06/30/2012	219	—	3M Euribor + 150 bp	Europe	—	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	US802815AR11	Senior debt	03/30/2012	1,128	—	3M US + 0.80%	United States	Banco Santander, S.A.	N/A
SOVEREIGN BANCORP (b)	Subsidiary	United States	Baa1/A+/A+	Repayment	846042AA7	Senior debt	01/17/2012	1,004	—	2.75%	N/A	—	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2012.
(b)	The cell for the ISIN code relating to this issue shows the CUSIP code.

10.	Provisions

a)	Breakdown

The detail of Provisions at June 30, 2012 and December 31, 2011 is as follows:

	Millions of Euros
	06/30/12	12/31/11
Provision for pensions and similar obligations	8,525	9,045
Provisions for taxes and other legal contingencies	3,503	3,663
Provisions for contingent liabilities and commitments	672	659
Of which: due to country risk	6	11
Other provisions	2,168	2,205

Provisions	14,868	15,572

b)	Provisions for pensions and similar obligations

On May 29, 2012, the Bank and its subsidiaries Santander Consumer Finance, S.A. and Santander Consumer, E.F.C., S.A. cancelled a portion of the insurance policies taken out with Generali España, Sociedad Anónima de Seguros y Reaseguros, which partially covered the pension obligations, arising under the Private Banking Collective Agreement, to the employees of these entities and to those who had taken early retirement. Consequently, the amount at which the refund rights of these policies was recorded at that date was derecognized from Insurance contracts linked to pensions in the consolidated balance sheet. The difference between this amount and the surrender value of the policies in question was EUR 181 million, which relate substantially in full to actuarial losses relating to post-employment obligations, which were accounted for in accordance with the corridor method, with a charge to Provisions – Provisions for pensions and similar obligations in the consolidated balance sheet.

c)	Provisions for taxes and other legal contingencies and Other provisions

The balances of Provisions—Provisions for taxes and other legal contingencies and Provisions—Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, are based on the legal proceedings in progress.

d)	Litigation

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine amounts to be provided as our best estimate of the expenditure required to settle the corresponding claim based, among others, on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or by considering the historical average amount of loss of such category of lawsuits.

i.	Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	“Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008. As of the date of this report, the estimated loss related to this proceeding is fully provisioned.

•	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. As of the date of this report, the estimated loss related to this proceeding is fully provisioned.

•	“Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. As of the date of this report, the estimated loss related to this proceeding is fully provisioned.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. As of the date of this report, there is no provision in connection with this claim as it is considered as a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. As of the date of this report, the estimated loss related to these proceedings is fully provisioned.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of the date of this report, the estimated loss related to these proceedings is fully provisioned.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that the Bank did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010, the Brazilian tax authorities issued infringement notices on this same issue in respect of 2005 to 2007, which were appealed against at CARF. Based on the advice of its external legal counsel and in view of the recent decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian Tax Authorities issued two infringement notices one against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and the other against Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in connection with the Provisional Contribution on Financial Transactions (CPMF) relating to certain transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco Santander Brasil to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed the infringement notices before the CARF whose resolution was favorable in the case of DTVM and adverse in case of Santander Brasil. Both CARF resolutions were appealed by the respective losing party before the Board of Tax Appeals of the CARF and while the appeal from Santander Brasil is pending final judgment, the appeal of DTVM was adversely resolved in August 24, 2012. DTVM has further appealed against the same Board of Tax Appeals of the CARF in August 29, 2012. According to the valuation of the Group legal advisors the tax treatment applied to these transactions was accurate and accordingly in our June 30, 2012 financial statements there is no provision in connection with this proceeding as it is considered a contingent liability.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. As of the date of this report, there is no provision in connection with this proceeding as it is considered as a contingent liability. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. As of the date of this report, there is no provision in connection with this claim as it is considered as a contingent liability.

•	A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. The hearing took place in April 2012 and the court found for the tax authorities, upholding their appeal. There is no recourse for further appeal of this judgment by Abbey National Treasury Services plc, however it is not expected to have an adverse impact on the financial statements because of the provisions recognized in connection with this litigation.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take an international double taxation tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. As of the date of this report, the estimated loss related to this proceeding is provisioned.

At the date of approval of these interim financial statements, the Bank and the other Group companies were subject to claims and, therefore, are party to certain other less significant tax-related proceedings incidental to the normal course of their business.

ii.	Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all the UK banks. The mis-selling problems relate mainly to business written before 2009. The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure.

On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to treat PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review hearing took place in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. The provisions recognized by Santander UK in this respect were calculated on the basis of the estimate of customer remediation, comprising the estimated cost of making redress payments with respect to the past sales of the product.

A detailed review of the provision was performed by Santander UK in the first half of 2011 in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal that judgment and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new situation.

In this context, in the first half of 2011 the Group recognized a provision, with a net effect on results of €620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that will be received, of the number of claims that will be upheld and of the estimated average amount of compensation in each case.

Currently there is still some uncertainty as to the potential redress costs, given the inherent difficulties of assessing the impact of detailed implementation of the FSA Policy Statement for all PPI claims, the recent rise in the number of claims, the availability of evidence supporting them and the actions taken by claims management companies, all of which could significantly affect the volume of claims, the rate of accepted claims and the redress costs.

•	Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of €0.4 per share, totaling €30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On May 23, 2011, the Bank was served notice of the decision of May 6, 2011, dismissing the appeal for reconsideration and upholding the order of January 25, 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal against the decision dismissing the previous appeal for reconsideration; in this regard, the Bank has duly appeared and filed a notice of opposition. As of the date of this report, the estimated loss related to this claim is fully provisioned.

•	Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff €4,458,960.61, and Galesa de Promociones, S.A. to pay the Bank €1,428,075.70, which resulted in a net loss of €3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa de Promociones S.A. filed a cassation appeal with the Supreme Court against this decision, which was given leave to proceed in an order dated October 11, 2011, and the Bank submitted a notice of opposition. As of the date of this report, the estimated loss related to this proceeding is fully provisioned.

•	Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed and subsequently sold by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, Inversión Hogar, S.A. and subsidiaries filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar S.A. and subsidiaries. On October 18, 2011, a judgment was handed down declaring that the appeals filed were not admissible. The appellants filed new successive challenges, clarification, complementary and rectification applications, motions for annulment and appeals for reconsideration against various judgments which have been dismissed by the Court. As of the date of this report, there is no provision in connection with this claim as it is considered as a contingent liability.

•	Claim in an ordinary proceeding heard by Madrid Court of First Instance no. 13 (proceeding 928/2007) brought by Ms Inés Arias Domínguez and 17 others against Santander Investment, S.A., seeking damages of approximately 43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercámara, S.A. This claim was contested by Santander Investment, S.A. on November 5, 2007.

In an order issued by Madrid Court of First Instance no. 13 on September 11, 2008, which was ratified by an order issued by Madrid Provincial Appellate Court on March 24, 2010, the proceeding was stayed on preliminary civil ruling grounds because another proceeding based on the same events had been initiated by other shareholders of Yesocentro at Madrid Court of First Instance no. 47 (proceeding no. 1051/2004) and, therefore, the former proceeding was stayed until a final decision had been handed down on the latter. In the proceeding filed at Court no. 47, a first instance judgment was handed down partly upholding the claim, as well as an appeal judgment partly upholding the appeals filed by the plaintiffs and the Bank. On January 10, 2011, the Bank filed a cassation appeal and an extraordinary appeal against procedural infringements which were refused leave to proceed by virtue of an order of the Civil Division of the Supreme Court dated January 17, 2012.

After this proceeding was concluded, the first proceeding was resumed, with the pre-trial hearing taking place on May 31, 2012 and the trial scheduled for May 28, 2013. The parties reached an agreement on July 27, 2012, pursuant to which Banco Santander made a payment of €3.3 million to the plaintiffs who renounced all claims or actions in connection with the aforementioned services agreement. Consequently the proceeding is over and there is no provision applicable.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander S.A. filed a new request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity DELFORCA 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. This arbitration proceeding is currently in progress.

On August 3, 2012, DELFORCA 2008, S.A. was declared in “concurso” (provisional insolvency) by the Commercial Court no. 10 of Barcelona (proceedings no. 543/2012).

Prior to the above, on April 30, 2009, Mobilaria Monesa, S.A. (parent company of the former DELFORCA 2008, S.A.) had filed a claim against Banco Santander, S.A. before Court of First Instance no. 5 of Santander (proceedings nº. 844/2009) claiming an undetermined sum for damages caused by Banco Santander, S.A. with regards to the declaration of the early termination of Financial Transaction Framework Agreement entered into between DELFORCA 2008, S.A and the Bank, as well as the financial transactions between the latter under the agreement. This proceeding was stayed by the Court on May 14, 2009 due to lis pendens claimed by the Bank with regards to the first arbitration proceedings. This decision was later confirmed by the Santander Provincial Appellate Court on December 20, 2010. After the aforementioned arbitration commenced on September 8, 2011, the above decision to stay the proceedings continues to be in place due to an order of the court of October 11, 2011, based on the new arbitration proceedings brought by Banco Santander, S.A. An appeal was filed against this order by DELFORCA 2008, S.A. before the Santander Provincial Appellate Court. Banco Santander, S.A. filed its opposition to said appeal, the decision of which is pending.

In addition to the above, after the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, DELFORCA 2008, S.A. filed suit against Banco Santander S.A. before the Court of First Instance no. 21 of Madrid (proceedings no. 398/2012). DELFORCA 2008, S.A. reproduces the claims discussed and resolved in the previous arbitration proceedings, but now claims an undetermined sum for the damages caused by Banco Santander, S.A. with regards to the declaration of the early termination of Financial Transaction Framework Agreement entered into between DELFORCA 2008, S.A. and the Bank, as well as the financial transactions between the latter under the agreement. By an order dated July 2012 the Court declared its lack of jurisdiction at the request of Banco Santander, S.A. DELFORCA 2008, S.A. filed an appeal against this order, and Banco Santander, S.A. filed its opposition to said appeal, the decision of which is pending.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the Bylaws in 2001. In September 2005 the Regional Labour Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labour Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labour Court and the Supreme Federal Court. The High Labour Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Federal Court ratified the order issued against the Bank, basically upholding in full the most recent decision of the High Labour Court (highest Brazilian employment court), which ordered the Group to pay the half-yearly bonus with certain restrictions, i.e. applying it only in the case of those retirees who were members of the association in 1998 and hence excluding those who joined after that date. This appeal meant that the Court in question had to resolve on whether or not the association had standing to litigate in this case. A further appeal may be filed against this decision, which was adopted on a unilateral basis by the presiding judge, claiming that it should be submitted to the decision of the plenary chamber, composed of five members in this case. This appeal has already been filed and will foreseeably delay the resolution of this case until approximately the first half of 2013. As of the date of this report, the amount of the litigation loss risk deemed likely is provisioned

•	“Planos económicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (“planos económicos”). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although some proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed. As of the date of this report, the amount of the litigation loss risk deemed likely is provisioned.

•	Civil Ordinary Proceedings (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the other decisions. Both parties also filed notices of opposition against the appeal filed by the other party, and appeared at the Provincial Appellate Court.

On October 19, 2012, the Bank was served notice of the decision of the Provincial Appellate Court dated October 9, 2012, which upheld in full the Bank’s appeal and fully dismissed the appeal filed by the plaintiff, thus reversing the first instance judgment and dismissing the claim. The decision may be appealed by the plaintiff before the Supreme Court.

Also, on March 29, 2011 the Bank filed a notice of opposition against the specific measures provisionally enforcing the judgment. The Bank’s opposition to the aforementioned measures was upheld in a decision dated September 5, 2011.

As of the date of this report, the estimated loss related to this claim is fully provisioned.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €31,704,000 in principal and €2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. This concluded with an official notice of findings, which was issued on February 29, 2012. Following the issue of the final notice of findings, judgment is pending on this matter. There is no provision recorded for this claim as it is considered as a contingent liability.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of €46 million was recognized in the consolidated income statement (€33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized in the consolidated income statement for 2008.

At the date of these half-yearly financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million -€350 million after tax-) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of its intervention, Madoff Securities was an authorized broker dealer, registered and overseen by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself stated, Madoff Securities had been inspected regularly by the supervisor in recent years and at no time was its reputation or solvency questioned either by the market or by the US supervisory authorities.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities. The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of USD 1,540,141,277.60 and USD 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of USD 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. Total payments amounted to USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an “equal treatment” provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.

The agreement was reached following an analysis by the trustee of how Optimal had managed its investments with Madoff Securities, including a review of Optimal’s documents relating to the due diligence review, from which the trustee concluded that there were no grounds in Optimal’s conduct for bringing claims against the Optimal companies or against any other entity in the Santander Group (other than the claims for rebates mentioned previously, which were not related to any improper management by the funds).

The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

In April 2011, by means of a corporate operation, the funds Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland US Dollar Fund de Optimal Multiadvisors Ireland Plc offered unitholders the possibility of voluntarily liquidating their units in the funds in exchange for shares in a special purpose entity (SPV Optimal SUS Ltd.) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds’ assets are held, transferred the full amount of the claim recognized by the trustee for the liquidation of Madoff Securities mentioned above, the nominal amount of which was USD 1,540,141,277.60.

This arrangement enabled the investors who so wished to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also afforded them the chance of being able to sell it directly or by means of a sales procedure through a private auction organized by OIS.

The corporate operation meant that 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million shares of those 1,021 million were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the corporate operation.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against BLMIS, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

The Santander Group, as unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, for which it recognized under results for the first half of 2011 a recovery of the initial loss of approximately €249 million, due to the receipt of the cash proceeds from the sale.

At of the date hereof, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.

Subsequently, in March 2012 the Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland US Dollar Fund de Optimal Multiadvisors Ireland Plc funds once again offered a similar corporate operation to that performed in April 2011.

The Santander Group has a 5.4% ownership interest in the SPV.

•	On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a claim against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”) at the US District Court for the Southern District of New York (the “Court”) as the trustee of the Trust PIERS (Preferred Income Equity Redeemable Securities) under an indenture dated September 1, 1999 (the version in force at that date).

The claim alleged that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” under the Trust PIERS.

If the acquisition constituted a “change of control” in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures deposited in trust on behalf of the Trust PIERS holders, and the principal amount of the debentures would increase to $50 per debenture at the date on which the “change of control” took place.

The increased rate in the event of a “change of control” is defined in the indenture as the greater of (i) 7.41% per annum; and (ii) the rate determined by a reference agent in accordance with a process established in the indenture.

There is no “change of control” under the Trust PIERS indenture, among other reasons, if the consideration for the acquisition consisted of shares of common stock listed on a national securities market. Banco Santander issued American Depositary Shares (ADSs) in relation to the acquisition that are traded and continue to be traded on the New York Stock Exchange.

Under the claim, the Court was asked to declare that the acquisition of Sovereign constituted a “change of control” under the indenture and to order payment of damages equal to the interest which, according to the claim, should have been paid by Sovereign to the Trust PIERS holders.

On December 13, 2011, the Court handed down a decision, granting the Trustee’s motion for summary judgment and denying the cross-motion filed by Sovereign. The Court ruled that the term “common stock” used in the “change of control” provision of the indenture did not include the ADSs and, accordingly, a “change of control” had occurred. The Court referred the matter of the assessment of damages to a magistrate judge for an inquest and on September 12, 2012, the magistrate judge issued a recommendation that the interest on the PIERS be reset at 13.61% per annum for all periods subsequent to January 31, 2009, and that the damages due to the holders of the Trust PIERS should be $305,626,022.00, costs and attorneys’ fees in the amount of $3,160,012.31, and accrued prejudgment interest on the unpaid fees and costs in the amount of $130,150.23.

On September 26, 2012, Sovereign filed objections to the magistrate judge’s recommendation on damages. The Trustee filed its opposition to Sovereign’s objections on October 10, 2012. A final judgment that may be appealed will not be handed down until the payment of damages has been determined.

The Group continues to assert that the acquisition of Sovereign by Banco Santander did not constitute a “change of control” under the Trust PIERS indenture and that the Trustee’s damages are exaggerated. Accordingly, the Group intends to appeal the Court’s decision which states that the acquisition by Banco Santander did constitute a “change of control” and against the assessment of the damages (if necessary) once the court has determined damages and, as the case may be, a final judgment handed down against Sovereign.

In any event, the contingency for the Group would be 40.53% of the total claim. This percentage represents the contingency with respect to third parties. As of the date of this report, the Group has recognized a provision for an estimated contingency of $271 million, including the interest at 13.61% accumulated from January 31, 2009 to September 30, 2012 and the amount resulting from increasing the bonds to par ($50).

The Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of its business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters.

Uncertainties exist about what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery.

Considering all available information, the Bank believes that at June 30, 2012 the Group had reliably estimated the obligation related to each proceeding and had recognized adequate provisions, when required, that reasonably cover the liabilities that might arise from these tax-related and non-tax-related proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations.

The total amount of payments made by the Group arising from litigation in the six months ended June 30, 2012 was not material with respect to these consolidated financial statements.

In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Bank cannot state with confidence what the eventual outcome of any of these pending matters will be, what the timing of the ultimate resolution of such matters will be or what the eventual loss, fines or penalties related to each such pending matter may be. Consequently, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Bank; and the outcome of a particular matter may be material to the Bank’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Bank’s income for that period.

11.	Equity

In the six-month periods ended June 30, 2012 and 2011 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in total equity.

a)	Issued capital

On January 31, 2012 and May 2, 2012, the bonus issues through which the “Santander Dividendo Elección” program is instrumented took place, whereby 167,810,197 and 284,326,000 shares (1.88% and 3.13% of the share capital, respectively) were issued, giving rise to capital increases of EUR 83,905,098.5 and EUR 142,163,000, respectively.

The shareholders at the annual general meeting on March 30, 2012 resolved to grant holders of “Valores Santander” (see Note 11.b) the option to request the voluntary conversion of their shares on four occasions prior to October 4, 2012, the date of their mandatory conversion. As a result of the exercise of this option on June 7, 2012, 73,927,779 shares were issued in a capital increase of EUR 36,963,889.5.

Following these transactions, at June 30, 2012, the Bank’s share capital consisted of 9,435,107,179 shares with a total nominal value of EUR 4,718 million.

b)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items (see Note 34.a to the consolidated financial statements at December 31, 2011).

Valores Santander

In 2007, in order to partially finance the takeover bid for ABN AMRO, Santander Emisora 150, S.A.U. issued securities necessarily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”), amounting to EUR 7,000 million. These securities could be voluntarily exchanged for Bank shares on October 4, 2009, 2010 and 2011, and must be mandatorily exchanged on October 4, 2012.

The reference price of the Bank’s shares for conversion purposes was set at EUR 16.04 per share, and the conversion ratio of the bonds, i.e. the number of Bank shares corresponding to each “Valor Santander” for conversion purposes, is 311.76 shares for each “Valor Santander”. The nominal interest rate on these securities was 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

Subsequent to the issue, Banco Santander decided on several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue described above performed by Banco Santander, through which the “Santander Dividendo Elección” program was put into effect, and the new reference price of the shares of Banco Santander for conversion purposes was set at EUR 13.25 per share. Consequently, the new conversion ratio applicable to the “Valores Santander” is 377.358 shares of Banco Santander for each “Valor Santander”, the result of dividing the face value of each “Valor Santander” (EUR 5,000) by the aforementioned reference price (EUR 13.25).

The shareholders at the annual general meeting on March 30, 2012 resolved to grant holders of “Valores Santander” the option to request the voluntary conversion of their shares on four occasions prior to October 4, 2012, the date of their mandatory conversion. Specifically, holders of “Valores Santander” who so desire may request the conversion thereof in the 15 calendar days prior to June 4, July 4, August 4 and September 4, 2012. As a result of this option, on June 7, 2012, 195,923 “Valores Santander” were voluntarily converted into Bank shares. This conversion caused a reduction of EUR 980 million in Other equity instruments and increases of EUR 37 million and EUR 943 million in Issued capital and Share premium, respectively.

Agreement with Qatar Holding

In October 2010 several investors from the Emirate of Qatar subscribed and paid an issue launched by Banco Santander, S.A. of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. The issue amounted to USD 2,819 million, of which Qatar Holding subscribed USD 2,719 million. The bonds mature on October 29, 2013, at which time they will be automatically exchanged for shares of Banco Santander (Brasil), S.A. equivalent to 5% of its share capital. The exchange price is BRL 23.75 per share (domestic unit) and the bonds pay a coupon in US dollars of 6.75% per annum.

Upon the issue thereof, the Group recognized EUR 366 million, relating to the present value of the interest payable, under Financial liabilities at amortized cost—Marketable debt securities and the remaining amount (EUR 1,668 million) in equity under Other equity instruments—Equity component of compound financial instruments.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil), S.A. to two leading international financial institutions that have undertaken to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil), S.A. issued by Banco Santander in October 2010 upon the maturity of the bonds and under the terms laid down therein. As a result of these transactions Other equity instruments was reduced by EUR 1,668 million and Reserves and Non-controlling interests were increased by EUR 162 million and EUR 1,532 million, respectively.

c)	Valuation adjustments—Available-for-sale financial assets

Valuation adjustments—Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at June 30, 2012 and December 31, 2011 is as follows:

	Millions of Euros
	06/30/12				12/31/11
	Revaluation Gains	Revaluation Losses	Net Revaluation Gains/ (Losses)	Fair Value	Revaluation Gains	Revaluation Losses	Net Revaluation Gains/ (Losses)	Fair Value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	11	(2,647)	(2,636)	36,489	125	(1,175)	(1,050)	29,976
Rest of Europe	49	(342)	(293)	12,324	18	(507)	(489)	4,959
Latin America and rest of the world	615	(34)	581	19,318	426	(48)	378	22,058
Private-sector debt securities	143	(301)	(158)	24,980	264	(352)	(88)	24,596

	818	(3,324)	(2,506)	93,111	833	(2,082)	(1,249)	81,589
Equity instruments
Domestic
Spain	100	(150)	(50)	1,084	68	(91)	(23)	1,433
International
Rest of Europe	80	(183)	(103)	1,293	111	(160)	(49)	1,279
United States	108	(3)	105	1,202	94	(35)	59	1,032
Latin America and rest of the world	306	(63)	243	957	352	(67)	285	1,280

	594	(399)	195	4,536	625	(353)	272	5,024
Of which:
Listed	395	(312)	83	2,224	424	(255)	170	2,745
Unlisted	199	(87)	112	2,312	201	(98)	103	2,279

	1,412	(3,723)	(2,311)	97,647	1,458	(2,435)	(977)	86,613

At June 30, 2012, most of the revaluation losses on available-for-sale financial assets recognized in the Group’s equity related to Spanish government debt securities. The increase in revaluation losses with respect to December 31, 2011 was due mainly to the increase in credit risk spreads arising as a result of tensions in debt markets that were aggravated by difficulties in resolving the problems in European countries and the uncertainty generated by the structural reform processes undertaken by the Spanish government, including the clean-up of various financial institutions; there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

In the first half of 2012 the Group recognized EUR 11 million in the consolidated income statement in relation to impairment on debt instruments and EUR 56 million in relation to impairment of equity instruments. In the first half of 2012 it also sold the Greek government debt held on its balance sheet at December 31, 2011.

c)	Valuation adjustments—Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges.

Valuation adjustments—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items recognized in the statement of recognized income and expense reflect the effect arising from the appreciation or depreciation of foreign currencies, mainly of pounds sterling and the Brazilian real. Of these changes, approximately EUR 33 million relate to exchange gains arising on goodwill recognized by the Group in foreign currencies which was offset by a change in the same direction in the balance of goodwill (see Note 8.a). The losses relate mainly to exchange differences arising from depreciation of the Brazilian real.

12.	Segment information

As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest and similar income for the six-month periods ended June 30, 2012 and 2011 is as follows:

Geographical Area	Interest and Similar Income by Geographical Area (Millions of Euros)
	Consolidated
	06/30/12	06/30/11
Spain	6,269	5,726

Abroad:
European Union	7,602	7,137
OECD countries	4,476	4,893
Other countries	12,180	11,701

	24,258	23,731

Total	30,527	29,457

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and Sovereign, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the six-month periods ended June 30, 2012 and 2011.

	Revenue (Millions of Euros)
	Revenue from External Customers		Inter-Segment Revenue		Total Revenue
Segment	06/30/12	06/30/11	06/30/12	06/30/11	06/30/12	06/30/11
Continental Europe	15,581	14,827	147	218	15,728	15,045
United Kingdom	5,833	5,493	38	78	5,871	5,571
Latin America	19,188	20,022	1,297	143	20,485	20,165
Sovereign	1,523	1,405	116	(24)	1,639	1,381
Corporate activities	(63)	210	5,493	2,624	5,430	2,834
Inter-segment revenue adjustments and eliminations	—	—	(7,091)	(3,039)	(7,091)	(3,039)

Total	42,062	41,957	—	—	42,062	41,957

Also, following is the reconciliation of the Group’s consolidated operating profit/(loss) before tax for the six-month periods ended June 30, 2012 and 2011, broken down by business segment, to the operating profit/(loss) before tax per the condensed consolidated income statements for these periods:

	Consolidated Profit (Millions of Euros)
Segments	06/30/12	06/30/11
Continental Europe	1,254	1,949
United Kingdom	566	346
Latin America	2,688	2,853
Sovereign	456	256
Corporate activities	(2,822)	(1,428)

Total profit of the segments reported	2,142	3,976
(+/-) Unallocated profit	—	—
(+/-) Elimination of inter-segment profit	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	536	1,530

Operating profit/(loss) before tax	2,678	5,506

13.	Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2012 and 2011, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

Millions of Euros
06/30/12
Expenses and Income	Significant Shareholders	Directors and Executives	Group Companies or Entities	Other Related Parties	Total
Expenses:
Finance costs	—	—	2	2	4
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	16	—	16

	—	—	18	2	20

Income:
Finance income
Management or cooperation agreements	—	—	50	10	60
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	57	14	71

	—	—	107	24	131

	Millions of Euros
	06/30/12
Other Transactions	Significant Shareholders	Directors and Executives	Group Companies or Entities	Other Related Parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	43	6,452	1,547	8,042
Finance leases (lessor)	—		—	—	—

Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	49	406	227	682
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	103	546	649

Guarantees received	—	—	—	—	—

Obligations	—	8	2,612	10	2,630

Obligations/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	11	—	58	69

Other transactions	—	—	10,164	465	10,629

Millions of Euros
06/30/11
Expenses and Income	Significant Shareholders	Directors and Executives	Group Companies or Entities	Other Related Parties	Total
Expenses:
Finance costs	—	1	2	18	21
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	7	—	7

	—	1	9	18	28

Income:
Finance income	—	—	52	20	72
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	24	17	41

	—	—	76	37	113

	Millions of Euros
	06/30/11
Other Transactions	Significant Shareholders	Directors and Executives	Group Companies or Entities	Other Related Parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	44	4,951	1,237	6,232
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)		58	411	506	975
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	2	365	367

Guarantees received	—	—	—	—	—

Obligations	—	8	35	3	46

Obligations/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	11	—	77	88

Other transactions	—	—	4,642	2,376	7,018

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 401 million at June 30, 2012 (June 30, 2011: EUR 2,184 million).

14.	Average headcount

The average number of employees at the Group and at the Bank, by gender, in the six-month periods ended June 30, 2012 and 2011 was as follows:

	Bank		Group
Average Headcount	06/30/12	06/30/11	06/30/12	06/30/11
Men	11,874	12,073	87,249	85,182
Women	7,662	7,674	102,573	98,013

	19,536	19,747	189,822	183,195

15.	Other disclosures: Clean-up and recapitalization of the Spanish banking sector

In the first six months of 2012 the Spanish government implemented a process of structural reforms including a series of measures aimed at cleaning up the balance sheets of Spanish credit institutions affected by the impairment of their assets relating to the property sector. The main actions carried out are as follows:

•	Approval on February 3, 2012 of Royal Decree-Law 2/2012 and on May 18, 2012 of Royal Decree-Law 18/2012 on the clean-up of the financial sector, through which the following actions were performed:

•

Review of the minimum provisioning percentages to be taken into consideration in the estimate of the impairment losses relating to the financing granted to the property sector in Spain and to the foreclosed assets and assets received in payment of debt arising from the financing granted to that sector, as a result of the impairment of these assets.

•

Increase in the level of minimum capital requirements of the Spanish credit institutions on the basis of the assets relating to the property sector in Spain presented on the balance sheet of each entity at December 31, 2011.

Spanish credit institutions should comply with the provisions of these regulations before December 31, 2012.

The Group estimated that these requirements would give rise to provisions additional to those arising from the application of the minimum percentages established hitherto by the Bank of Spain amounting to EUR 6,800 million, of which EUR 1,800 million were covered in 2011 as a result of the estimate of the impairment losses on the aforementioned assets and the recognition of the corresponding provisions (see Notes 10 and 12 to the consolidated financial statements for 2011). In the first half of 2012 the Group assessed the impairment losses arising in the period and recognized the corresponding provisions (see Notes 5 and 6) and, accordingly, approximately 65% of the aforementioned requirements were covered at that date.

The Group estimated the effect of the higher minimum capital requirements with respect to the minimum capital requirements established in the previous regulations to be EUR 2,000 million. The new requirements were automatically covered by the Group, since its buffer with respect to the minimum capital requirements exceeds that amount and, therefore, the new standards do not require any action to be taken by the Group regarding its capital.

•

In June 2012 the Spanish government requested that two independent aggregate valuation analyses be performed on the loan portfolios in Spain of the fourteen largest banking groups in order to assess the resistance of the Spanish financial sector to a severe deterioration of Spain’s economy.

Additionally, a disaggregated exercise is being carried out with the objective of determining the capital requirements that would correspond to each of the entities based on their risk profiles. The outcome of this exercise is expected to be available in September 2012. On June 25, 2012, the Spanish government submitted a formal request to the Eurogroup for financial assistance for the recapitalization of the Spanish credit institutions which so require, up to EUR 100,000 million, which covers the possible capital requirements calculated in the valuation analyses. On July 20, 2012, the Eurogroup gave final approval of the program of financial assistance for the recapitalization of the Spanish financial sector.

The stress tests performed to date and the statements made by various authorities and regulators indicate that Santander Group would be among the entities that do not have a capital shortfall and, therefore, will not require specific actions in the framework of the financial assistance provided by the Eurogroup.

16.	Other disclosures

This Note includes relevant information about additional disclosure requirements.

16.1	Consolidated financial statements

Following are the consolidated balance sheets and statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

Following are the consolidated balance sheets at June 30, 2012 (unaudited) and December 31, 2011:

CONSOLIDATED BALANCE SHEET

	Millions of Euros
	June 30, 2012	December 31, 2011
Assets
Cash and due from banks	85,860	87,085
Interest earning deposits in other banks	29,011	25,042
Securities purchased under agreements to resell	2,958	11,817
Trading account assets	224,263	192,201
Banks	24,428	14,146
Loans	30,414	14,995
Derivatives	112,303	102,498
Debt securities	51,656	55,353
Equity securities	5,462	5,209
Investment securities	104,101	93,453
Available-for-sale	104,101	93,453
Net Loans and leases	714,205	714,479
Loans and leases, net of unearned income	735,622	733,363
Less-Allowance for loan losses	(21,417)	(18,884)
Premises and equipment, net	13,821	13,985
Investment in affiliated companies	4,730	4,155
Other assets	113,284	107,163
Intangible Assets	3,077	2,994
Goodwill in consolidation	25,136	25,089
Accrual Accounts	2,832	2,032
Hedge derivatives	9,361	9,898
Others	72,878	67,150

Total assets	1,292,233	1,249,380

Liabilities
Deposits	675,347	653,036
Non interest deposits	7,123	5,380
Interest bearing	668,224	647,656
Demand deposits	147,236	160,540
Savings deposits	164,869	140,583
Time deposits	356,119	346,533
Short-term debt	143,569	131,930
Long-term debt	211,215	208,590
Other liabilities	180,282	172,965
Taxes Payable	7,836	8,174
Accounts Payable	5,799	6,632
Accrual Accounts	4,830	5,470
Pension Allowance	8,081	6,899
Derivatives	118,420	109,527
Liabilities under insurance contracts	425	517
Other Provisions	6,344	6,526
Short securities positions	10,913	10,187
Others	17,634	19,033

Total liabilities	1,210,413	1,166,521

Equity
Stockholders’ equity
Capital stock	4,718	4,455
Additional paid-in-capital	32,113	31,223
Other additional capital	(59)	(1,821)
Current year earnings	1,704	5,351
Other reserves	35,161	37,206

Total stockholders’ equity	73.637	76,414

Non-controlling interests	8,183	6,445
Total Equity	81,820	82,859

Total liabilities and Equity	1,292,233	1,249,380

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 9). Additionally, as of December 31, 2011, 2010 and 2009, the investment debt securities assigned to certain Group or third-party commitments amounted to €43,899 million, €27,034 million and €39,661 million, respectively and €58,662 million as of June 30, 2012.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Millions of Euros
	Six months ended June 30, 2012	Six months ended June 30, 2011
Interest income:
Interest and fees on loans and leases	24,169	23,423
Interest on deposits in other banks	1,676	1,834
Interest on securities purchased under agreements to resell	696	480
Interest on investment securities	4,225	3,913
Dividends	—	—
Total interest income	30,766	29,650
Interest expenses:
Interest on deposits	(8,580)	(8,075)
Interest on short-term borrowings	(2,264)	(2,166)
Interest on long-term debt	(3,604)	(3,238)
Total interest expense	(14,448)	(13,479)
Interest income / (Charges)	16,318	16,171
Provision for credit losses	(8,981)	(4,871)
Interest income / (Charges) after provision for credit losses	7,337	11,300
Non interest income:
Commissions and fees from fiduciary activities	607	676
Commissions and fees from securities activities, net	354	338
Fees and commissions from insurance activities	3,772	5,611
Other Fees and commissions, net	2,943	2,978
Gains (losses) from:
Affiliated companies’ securities	878	17
Investment securities	747	719
Foreign exchange, derivatives and other, net	691	589
Sale of premises	31	7
Income from non financial entities	187	220
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	48	36
Other income	682	569
Total non interest income	10,940	11,760

Non interest expense:
Salaries and employee benefits	(5,339)	(5,343)
Occupancy expense of premises, depreciation and maintenance, net	(1,417)	(1,313)
General and administrative expenses	(2,844)	(2,761)
Impairment of goodwill	—	—
Impairment / amortization of intangible assets	(551)	(591)
Impairment of tangible assets	(568)	(401)
Provisions for specific allowances	(1,005)	(1,502)
Payments to Deposit Guarantee Fund	(264)	(177)
Insurance claims	(2,748)	(4,643)
Expenses of non financial entities	(118)	(140)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(225)	(104)
Other expenses	(520)	(579)
Total non interest expense	(15,599)	(17,554)
Income before income taxes	2,678	5,506
Income tax expense	(533)	(1,524)
Net consolidated income for the year	2,145	3,982
Net income attributed to non-controlling interests	438	475
Income from discontinued operation, net of taxes	(3)	(6)
NET INCOME ATTRIBUTED TO THE GROUP	1,704	3,501

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2012 (unaudited) and December 31, 2011. In the financial statements of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

	June 30, 2012	December 31, 2011
CONDENSED BALANCE SHEETS (Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	69,205	73,254
Of which:
To bank subsidiaries	37,467	35,270
Trading account assets	96,963	91,330
Investment securities	49,740	43,746
Of which:
To bank subsidiaries	19,230	16,581
To non-bank subsidiaries	—	—
Net Loans and leases	179,231	174,775
Of which:
To non-bank subsidiaries	32,976	37,602
Investment in affiliated companies	72,375	68,559
Of which:
To bank subsidiaries	64,368	62,988
To non-bank subsidiaries	8,007	5,571
Premises and equipment, net	1,155	1,211
Other assets	13,441	13,134

Total assets	482,110	466,009

Liabilities
Deposits	241,945	225,232
Of which:
To bank subsidiaries	18,449	17,447
To non-bank subsidiaries	52,913	56,818
Short-term debt	38,552	42,785
Long-term debt	56,213	56,486
Total debt	94,765	99,271
Of which:
To bank subsidiaries	1,662	4,009
To non-bank subsidiaries	25,094	25,815
Other liabilities	101,616	96,128

Total liabilities	438,326	420,631

Stockholders’ equity
Capital stock	4,718	4,455
Retained earnings and other reserves	39,066	40,923

Total stockholders’ equity	43,784	45,378

Total liabilities and Stockholders’ Equity	482,110	466,009

Following are the summarized unaudited statements of income of Banco Santander, S.A. for the periods ended June 30, 2012 and 2011.

	Six months ended June 30, 2012	Six months ended June 30, 2011
UNAUDITED CONDENSED STATEMENTS OF INCOME (Parent company only)	(Millions of Euros)
Interest income
Interest from earning assets	5,326	4,772
Dividends from affiliated companies	2,530	1,665
Of which:
From bank subsidiaries	2,221	1,651
From non-bank subsidiaries	309	14
	7,856	6,437
Interest expense	(3,528)	(3,303)
Interest income / (Charges)	4,328	3,134
Provision for credit losses	(2,057)	(903)
Interest income / (Charges) after provision for credit losses	2,271	2,231
Non interest income:	1,439	1,412
Non interest expense:	(3,194)	(2,178)
Income before income taxes	516	1,465
Income tax expense	(19)	(12)
Net income	497	1,453

16.2	Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of June 30, 2012 and December 31, 2011:

	June 30, 2012	December 31, 2011
	(Millions of Euros)
Preference shares	434	449
Preferred securities	4,957	5,447

Total at period-end	5,391	5,896

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2012 and December 31, 2011.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.

This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Abbey National plc, Alliance & Leicester plc and Santander Holding USA, Inc.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Santander PR Capital Trust and Santander UK Group.

Except the issues of Santander PR Capital Trust I, which redeem in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2012
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (1)
Banesto Holding, Ltd, December 1992	US Dollar	21.4	10.500%	June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	13.6	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	31.9	6.222% (2)	May 24, 2019
Santander Holdings USA, Inc, August 2000	US Dollar	148.6	12.000%	May 16, 2020
Santander Holdings USA, Inc, May 2006	US Dollar	80.0	7.300%	May 15, 2011

	Outstanding at June 30, 2012
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Maturity date
Banesto Group
Banco Español de Crédito, October 2004	Euro	52.3	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	133.6	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	7.8	6.0%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	313.7	2.0%	Perpetuity
March 2009	Euro	153.7	2.0%	Perpetuity
June 2009	Euro	22.1	Euribor (3M) + 2.2%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	156.3	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	165.1	5.75%	Perpetuity
November 2006	US Dollar	161.8	6.80%	Perpetuity
January 2007	US Dollar	109.5	6.50%	Perpetuity
March 2007	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	6.1	7.01%	Perpetuity
July 2009	Pounds Sterling	659.1	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	125.7	Euribor (3M) + 7.66%	Perpetuity
September 2009	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009	US Dollar	825.1	10.50%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	981.0	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group
Abbey National Capital Trust I, February 2000	US Dollar	621.2	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	104.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	12.0	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	US Dollar	125.0	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrear on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrear on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(3)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Unipersonal)—issuers of registered preferred securities guaranteed by Banco Santander, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

•

Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5, 6, 10 and 11 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•

Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•

Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

16.3	US Registered senior debt

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander US Debt, S.A.U.—issuer of registered senior debt guaranteed by Banco Santander, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

•

Santander US Debt, S.A.U. is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the senior debt (Series 13, 14, 16 and 17 are listed in the United States with a total amount issued of USD 2,600 million at the date of this report). No other subsidiary of the Bank guarantees such securities.

Exhibit I

(Millions of Euros)			Year end December 31,
	June 2012		2011		2010		2009
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	14,819	6,240	29,636	12,590	23,209	9,476	26,392	10,540
Preferred dividends	63	63	99	99	61	61	92	92
Fixed charges	14,756	6,177	29,537	12,491	23,148	9,415	26,300	10,448

EARNINGS:
Income from continuing operations before taxes and extraordinary items	2,678	2,678	7,940	7,940	12,052	12,052	10,588	10,588
Less: Earnings from associated companies	256	256	57	57	17	17	(6)	(6)
Fixed charges	14,756	6,177	29,537	12,491	23,148	9,415	26,300	10,448

Total earnings	17,178	8,599	37,420	20,374	35,183	21,450	36,894	21,042

Ratio of earnings to fixed charges	1.16	1.39	1.27	1.63	1.52	2.28	1.40	2.01
Ratio of earnings to combined fixed charges and preferred stock dividends	1.16	1.38	1.26	1.62	1.52	2.26	1.40	2.01